**Grow** the business. **Lead** the industry.











# iRobot®

Annual Report 2006




Revenue Growth
$ in Millions
200
150
100
50
0
2002
2003
2004
2005
2006

Dear Stockholder,

Fiscal 2006 – our first full year as a public company – was a very successful year for iRobot. We delivered record financial results against our aggressive 2006 growth plan while continuing to invest in and develop new products in both of our divisions. The significant progress we made in maturing the operational capabilities of the organization will support our multi-year growth strategy as we move through 2007 and beyond.

iRobot's revenue increased 33 percent this past year, from nearly $142 million in fiscal 2005 to a record $189 million in 2006, the result of growth in both divisions. We also achieved profitability for the third consecutive year, as pre-tax income grew 39 percent to $3.9 million in fiscal 2006. Revenue growth for the year was driven by a 60% increase in our Government & Industrial Robots division, primarily the result of producing and delivering 385 iRobot PackBot robots, bringing our current total to more than 900 worldwide, and selling associated spares, support and accessories. Fueling the 20% growth of Home Robots revenue was continued demand for our Roomba floor vacuuming robot, especially in the direct sales channel where we more than doubled revenue for the full year, and the initial distribution into the retail channel of our Scooba floor washing robot, which was released late in 2005.

Investment in R&D is critical to ensuring the sustained, organic growth of the company. Our outstanding performance in 2006 provided us with the opportunity to make incremental investments that yielded concrete results, including the iRobot PackBot 510, a faster, stronger, easier-to-use, next generation PackBot, and the accelerated development of the iRobot Warrior, our 250-pound, multi-mission platform. In addition, iRobot teamed with ICx Technologies to integrate its explosives-detection technology onto our fully digital, modular, expandable PackBot platform, which resulted in an early 2007 initial contract for 101 explosive-detection robots. In 2006, our investments in Home Robots led to the introduction of a number of product extensions. Earlier this year we introduced the iRobot Scooba 380, which moves faster, cleans more floor area and has a higher capacity battery than its predecessor.

In 2007, iRobot will continue to GROW THE BUSINESS and LEAD THE INDUSTRY.

**GROW THE BUSINESS**

Our multi-year growth strategy is focused on deeper market penetration with our current products, continuing expansion of products developed at iRobot, branding of third-party products for introduction into our distribution channels, and pursuing strategic alliances with partners.

In our Government & Industrial Robots division, we are continuing the expansion of our product line, in size and weight classes, in ranges of applications served and in payloads developed by partners. To date, our robots have been used primarily by the U.S. military but the opportunity that we see worldwide and across other markets is immense. Demonstrating our growth through alliances strategy, in April, we announced the expansion of our strategic relationship with Boeing, in which we will accelerate the development of the Soldiers' Unmanned Ground Vehicle (SUGV) by introducing the SUGV Early, to meet the needs of soldiers and first responders.

In our Home Robots division, we are deepening our penetration of the worldwide floor care business with strong brand promotion, international and domestic channel expansion, introduction of new products and product extensions and a continuing commitment to product improvement. We are leveraging our consumer brand to expand the market for home robots by introducing new applications, leveraging our brand across products made by partners, driving down the learning curve and accelerating general user acceptance of robots.

Underlying the growth strategies for both business divisions is our move toward globalization. The global marketplace provides largely untapped new markets for our robots and we began preparing in 2006 for the challenges of global expansion in 2007 and beyond.

**LEAD THE INDUSTRY**

As a leading robot company, we are in a unique position to help build the global robot industry. Our role in this development is to expand the relevant installed base of iRobot platforms, support the development of industry standards and develop the ecosystem by teaming with industry partners and encouraging the creation of new applications and payloads.

We are further developing relationships with Boeing, John Deere, Raytheon and premier research labs, to steer the community toward using iRobot infrastructure for next generation products, payloads and technologies. Our iRobot Create programmable robot, designed for aspiring roboticists, high-school and college students and robot developers, fills a need in the robot industry for standard, durable hardware on which to rapidly develop new, innovative mobile robots. We are also committed to supporting third-party developers in creating new payloads, behaviors and capabilities for our Government & Industrial robots.

We are proud of our 2006 results and very excited about the foundation we have put in place to ensure excellent continued growth in 2007 and beyond. Balancing long-term investments with annual profitability is always a challenge. While we intend to continue to drive product development and market penetration, we are also committed to increasing profitability later this year and in the next several years.

Thank you for your continued support of iRobot.

Sincerely,

Colin Angle
CEO and Co-founder

Helen Greiner
Chairman and Co-founder

May 14, 2007

iRobot®

Dear Stockholder: April 30, 2007

You are cordially invited to attend the annual meeting of stockholders of iRobot Corporation to be held at 2:00 p.m., local time, on Thursday, June 28, 2007 at the Bedford Glen Hotel located at 44 Middlesex Turnpike, Bedford, Massachusetts 01730.

At this annual meeting, you will be asked to elect three class II directors for three-year terms, and to ratify our independent registered public accountants. The board of directors unanimously recommends that you vote FOR election of the director nominees and FOR ratification of selection of the independent registered public accountants.

Details regarding the matters to be acted upon at this annual meeting appear in the accompanying proxy statement. Please give this material your careful attention.

Whether or not you plan to attend the annual meeting, we urge you to sign and return the enclosed proxy so that your shares will be represented at the annual meeting. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

Very truly yours,

COLIN ANGLE
*Chief Executive Officer*

HELEN GREINER
*Chairman of the Board*

# iROBOT CORPORATION

**63 South Avenue**
**Burlington, Massachusetts 01803**
**(781) 345-0200**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## To Be Held on June 28, 2007

To the Stockholders of iRobot Corporation:

The annual meeting of stockholders of iRobot Corporation, a Delaware corporation (the "Company"), will be held on Thursday, June 28, 2007, at 2:00 p.m., local time, at the Bedford Glen Hotel located at 44 Middlesex Turnpike, Bedford, Massachusetts 01730, for the following purposes:

1. To elect three (3) class II members to the board of directors as directors, each to serve for a three-year term and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal;

2. To ratify the selection of the accounting firm of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for the current fiscal year; and

3. To transact such other business as may properly come before the annual meeting and any adjournments or postponements thereof.

Only stockholders of record at the close of business on May 22, 2007 are entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof.

All stockholders are cordially invited to attend the annual meeting in person. However, to assure your representation at the annual meeting, we urge you, whether or not you plan to attend the annual meeting, to sign and return the enclosed proxy so that your shares will be represented at the annual meeting. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card.

By Order of the Board of Directors,

GLEN D. WEINSTEIN
Senior Vice President,
General Counsel and Secretary

Burlington, Massachusetts
April 30, 2007

**WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.**

**IN ACCORDANCE WITH OUR SECURITY PROCEDURES, ALL PERSONS ATTENDING THE ANNUAL MEETING WILL BE REQUIRED TO PRESENT PICTURE IDENTIFICATION.**

# iROBOT CORPORATION

**63 South Avenue**
**Burlington, Massachusetts 01803**

## PROXY STATEMENT
## For the Annual Meeting of Stockholders
## To Be Held On June 28, 2007

April 30, 2007

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of iRobot Corporation, a Delaware corporation (the "Company"), for use at the annual meeting of stockholders to be held on Thursday, June 28, 2007, at 2:00 p.m., local time, at the Bedford Glen Hotel located at 44 Middlesex Turnpike, Bedford, Massachusetts 01730, and any adjournments or postponements thereof. An annual report to stockholders, containing financial statements for the fiscal year ended December 30, 2006, is being mailed together with this proxy statement to all stockholders entitled to vote at the annual meeting. This proxy statement and the form of proxy are expected to be first mailed to stockholders on or about May 29, 2007.

The purposes of the annual meeting are to elect three class II directors for three-year terms and to ratify the selection of the Company's independent registered public accountants. Only stockholders of record at the close of business on May 22, 2007 will be entitled to receive notice of and to vote at the annual meeting. As of March 31, 2007, 24,180,833 shares of common stock, $.01 par value per share, of the Company were issued and outstanding. The holders of common stock are entitled to one vote per share on any proposal presented at the annual meeting.

Stockholders may vote in person or by proxy. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company, before the taking of the vote at the annual meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy relating to the same shares and delivering it to the Secretary of the Company before the taking of the vote at the annual meeting, or (iii) attending the annual meeting and voting in person (although attendance at the annual meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to iRobot Corporation, 63 South Avenue, Burlington, Massachusetts 01803, Attention: Secretary, before the taking of the vote at the annual meeting.

The representation in person or by proxy of at least a majority of the outstanding shares of common stock entitled to vote at the annual meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the annual meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, with respect to such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

For Proposal 1, the election of class II directors, the nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the annual meeting shall be elected as directors. For Proposal 2, the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for the current fiscal year, an affirmative vote of a majority of the shares present, in person or represented by proxy, and voting on each such matter is required for approval. Abstentions are included in the number of shares present or represented and voting on each matter. Broker "non-votes" are not considered voted for the particular matter and have the effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated.

The person named as attorney-in-fact in the proxies, Glen D. Weinstein, was selected by the board of directors and is an officer of the Company. All properly executed proxies returned in time to be counted at the annual meeting will be voted by such person at the annual meeting. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR election of the director nominees, and FOR ratification of the selection of the independent registered public accountants.

Aside from the election of directors and ratification of the selection of the independent registered public accountants, the board of directors knows of no other matters to be presented at the annual meeting. If any other matter should be presented at the annual meeting upon which a vote properly may be taken, shares represented by all proxies received by the board of directors will be voted with respect thereto in accordance with the judgment of the person named as attorney-in-fact in the proxies.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of March 31, 2007: (i) by each person who is known by us to beneficially own more than 5% of the outstanding shares of common stock; (ii) by each director or nominee; (iii) by each named executive officer; and (iv) by all directors and executive officers as a group. Unless otherwise noted below, the address of each person listed on the table is c/o iRobot Corporation, 63 South Avenue, Burlington, Massachusetts 01803.

| Name of Beneficial Owner | Shares Beneficially Owned(1) | Percentage of Shares Beneficially Owned(2) |
|---|---|---|
| Acer Technology Ventures(3)<br>5201 Great America Parkway<br>Suite 270<br>Santa Clara, CA 95054 | 1,578,227 | 6.5% |
| Trident Capital(4)<br>325 Riverside Avenue<br>Westport, CT 06880 | 1,670,988 | 6.9% |
| Helen Greiner | 1,516,357 | 6.3% |
| Colin Angle(5) | 1,879,717 | 7.8% |
| Rodney Brooks, Ph.D. | 1,683,030 | 7.0% |
| Geoffrey P. Clear(6) | 181,340 | * |
| Joseph W. Dyer(7) | 192,892 | * |
| Gregory F. White(8) | 235,566 | 1.0% |
| Ronald Chwang(9) | 1,786,677 | 7.4% |
| Jacques S. Gansler(10) | 34,734 | * |
| Andrea Geisser(11) | 18,000 | * |
| George McNamee(12) | 110,811 | * |
| Peter Meekin(13) | 1,688,251 | 7.0% |
| Paul J. Kern(14) | 8,000 | * |
| All executive officers, directors and nominees as a group(15)(16) (13 persons) | 9,204,509 | 37.5% |

* Represents less than 1% of the outstanding common stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Pursuant to the rules of the Securities and Exchange Commission, the number of shares of common stock

deemed outstanding includes shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of March 31, 2007.

(2) Applicable percentage of ownership as of March 31, 2007 is based upon 24,180,833 shares of common stock outstanding.

(3) Consists of 1,055,219 shares held by iD5 Fund, L.P. and 532,008 shares held by IP Fund One, L.P., in each case, as of March 8, 2007. This information has been obtained from a Form 4/A filed by Ronald Chwang, an affiliate of Acer Technology Ventures, with the Securities and Exchange Commission on March 12, 2007.

(4) Consists of 1,496,932 shares held by Trident Capital Fund-V, L.P., 8,701 shares held by Trident Capital Fund-V Affiliates Fund, L.P., 8,302 shares held by Trident Capital Fund-V Affiliates Fund (Q), L.P., 43,326 shares held by Trident Capital Fund-V Principals Fund, L.P. and 113,727 shares held by Trident Capital Parallel Fund-V, C.V., in each case, as of December 31, 2006. This information has been obtained from a Schedule 13G filed by Trident Capital with the Securities and Exchange Commission on February 14, 2007.

(5) Includes 190,549 shares held in a trust for the benefit of certain of Mr. Angle's family members.

(6) Includes 122,375 shares held by Geoffrey P. Clear and Marjorie P. Clear (JTWROS), over which Mr. Clear and Mrs. Clear share voting power and investment power. Also includes 49,440 shares issuable to Mr. Clear upon exercise of stock options.

(7) Includes 152,249 shares issuable to Mr. Dyer upon exercise of stock options.

(8) Includes 69,447 shares held by Vision 2005 Investment Partners L.P., of which Mr. White and Mrs. White are general partners.

(9) Includes shares held by iD5 Fund, L.P. and IP Fund One, L.P. set forth in Note 3 above. Dr. Chwang is a general partner of the management company for each of iD5 Fund, L.P. and IP Fund One, L.P., and may be deemed to share voting and investment power with respect to all shares held by those entities. Dr. Chwang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Also includes 46,147 shares held in a trust for the benefit of certain of his family members and 8,000 shares issuable to Dr. Chwang upon exercise of stock options.

(10) Includes 33,334 shares issuable to Dr. Gansler upon exercise of stock options.

(11) Includes 8,000 shares issuable to Mr. Geisser upon exercise of stock options.

(12) Includes 8,000 shares issuable to Mr. McNamee upon exercise of stock options.

(13) Includes shares held by Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P. and Trident Capital Parallel Fund-V, C.V. set forth in Note 4 above. Mr. Meekin is one of six Managing Directors of Trident Capital Management-V, L.L.C., the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., and Trident Capital Fund-V Principals Fund, L.P. and the sole investment general partner of Trident Capital Parallel Fund-V, C.V., and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Meekin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Also includes 8,000 shares issuable to Mr. Meekin upon exercise of stock options.

(14) Consists of 8,000 shares issuable to Mr. Kern upon exercise of stock options.

(15) Includes an aggregate of 375,925 shares issuable upon exercise of stock options held by ten (10) executive officers and directors.

(16) Does not include shares beneficially owned by Mr. White, as Mr. White resigned as President and General Manager, Home Robots on January 23, 2007. Also does not include Sandra B. Lawrence or any shares beneficially owned by Ms. Lawrence, as Ms. Lawrence was not an executive officer of the Company as of March 31, 2007.

## PROPOSAL 1

## ELECTION OF DIRECTORS

### Nominees

Our board of directors currently consists of nine members. Our amended and restated certificate of incorporation divides the board of directors into three classes. One class is elected each year for a term of three years. The board of directors, upon the recommendation of the nominating and corporate governance committee, has nominated Helen Greiner, George McNamee and Peter Meekin and recommended that each be elected to the board of directors as a class II director, each to hold office until the annual meeting of stockholders to be held in the year 2010 and until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. Ms. Greiner, Mr. McNamee and Mr. Meekin are class II directors whose terms expire at this annual meeting. The board of directors is also composed of (i) three class III directors (Rodney Brooks, Andrea Geisser and Jacques S. Gansler), whose terms expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2008 and (ii) three class I Directors (Colin Angle, Ronald Chwang, and Paul J. Kern, Gen. U.S. Army (ret.)) whose terms expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2009. Mr. Angle serves as our chief executive officer.

The board of directors knows of no reason why any of the nominees would be unable or unwilling to serve, but if any nominee should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the board of directors may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below.

### Recommendation of the Board

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *"FOR"* THE NOMINEES LISTED BELOW.**

The following table sets forth the nominees to be elected at the annual meeting and continuing directors, the year each such nominee or director was first elected a director, the positions with us currently held by each nominee and director, the year each nominee's or director's current term will expire and each nominee's and director's current class:

| Nominee's or Director's Name and Year First Became a Director | Position(s) with the Company | Year Current Term Will Expire | Current Class of Director |
|---|---|---|---|
| **Nominees for Class II Directors:** | | | |
| Helen Greiner 1994 | Chairman of the Board | 2007 | II |
| George McNamee 1999 | Director | 2007 | II |
| Peter Meekin 2003 | Director | 2007 | II |
| **Continuing Directors:** | | | |
| Rodney Brooks, Ph.D. 1990 | Chief Technology Officer and Director | 2008 | III |
| Andrea Geisser 2004 | Director | 2008 | III |
| Jacques S. Gansler, Ph.D. 2004 | Director | 2008 | III |
| Colin Angle 1992 | Chief Executive Officer and Director | 2009 | I |
| Ronald Chwang, Ph.D. 1998 | Director | 2009 | I |
| Paul J. Kern, Gen. U.S. Army (ret.) 2006 | Director | 2009 | I |

## DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the director nominees to be elected at the annual meeting, our directors and executive officers, their ages, and the positions currently held by each such person with us immediately prior to the annual meeting.

| Name | Age | Position |
|---|---|---|
| Helen Greiner | 39 | Chairman of the Board |
| Colin Angle | 40 | Chief Executive Officer and Director |
| Rodney Brooks, Ph.D. | 52 | Chief Technology Officer and Director |
| Geoffrey P. Clear | 57 | Senior Vice President, Chief Financial Officer and Treasurer |
| Joseph W. Dyer | 60 | President and General Manager, Government & Industrial Robots |
| Sandra B. Lawrence(1) | 57 | President and General Manager, Home Robots |
| Glen D. Weinstein | 36 | Senior Vice President, General Counsel and Secretary |
| Alison Dean | 42 | Vice President, Financial Controls & Analysis |
| Ronald Chwang, Ph.D.(2) | 59 | Director |
| Jacques S. Gansler, Ph.D.(3) | 72 | Director |
| Andrea Geisser(4) | 64 | Director |
| George McNamee(2)(3)(4) | 60 | Director |
| Peter Meekin(3)(4) | 57 | Director |
| Paul J. Kern, Gen. U.S. Army (ret)(2) | 61 | Director |

(1) Ms. Lawrence was appointed president and general manager of our home robots division, effective May 14, 2007

(2) Member of compensation committee

(3) Member of nominating and corporate governance committee

(4) Member of audit committee

*Helen Greiner*, a co-founder of iRobot, was named our president in June 1997 and has served as a director since July 1994. Since February 2004, Ms. Greiner has been the chairman of the board of directors. Prior to joining iRobot, Ms. Greiner founded California Cybernetics, a company commercializing Jet Propulsion Laboratory technology. She has been honored by Technology Review Magazine as an "Innovator for the Next Century." Ms. Greiner holds a B.S. in Mechanical Engineering and an M.S. in Computer Science, both from MIT.

*Colin Angle*, a co-founder of iRobot, has served as our chief executive officer since June 1997 and, prior to that, as our president since November 1992. Mr. Angle has also served as a director since October 1992. Mr. Angle also worked at the National Aeronautical and Space Administration's Jet Propulsion Laboratory where he participated in the design of the behavior-controlled rovers that led to Sojourner exploring Mars in 1997. Mr. Angle holds a B.S. in Electrical Engineering and an M.S. in Computer Science, both from MIT.

*Rodney Brooks, Ph.D.*, a co-founder of iRobot, has held various positions with us since our inception. Dr. Brooks has served as our chief technology officer since June 1997, and prior to that has served as our treasurer and president. Dr. Brooks has served as a director since our inception in August 1990, and from inception until February 2004, as the chairman of the board of directors. Dr. Brooks is the Panasonic Professor of Robotics at MIT. Since July 2003, Dr. Brooks has been the director of the MIT Computer Science and Artificial Intelligence Lab. From August 1997 until June 2003, he was the director of the MIT Artificial Intelligence Laboratory. Dr. Brooks is a member of the National Academy of Engineering. Dr. Brooks holds a degree in pure mathematics from the Flinders University of South Australia and a Ph.D. in Computer Science from Stanford University.

*Geoffrey P. Clear* has served as our chief financial officer since May 2002. Since February 2005, Mr. Clear has served as a senior vice president and, since March 2004, he has also served as our treasurer. Mr. Clear was the site manager for 3M Touch Systems, a subsidiary of 3M Corporation, from February 2001 until April 2002. From February 1992 until January 2001, he was the vice president, finance & administration and chief financial officer of MicroTouch Systems, Inc. Mr. Clear holds a B.A. in Economics and an M.B.A., both from Dartmouth College.

*Joseph W. Dyer* has served as the president and general manager of our government and industrial robots division since July 2006. Mr. Dyer served as executive vice president and general manager of our government and industrial robots division from September 2003 until July 2006. Prior to joining iRobot, Mr. Dyer served for 32 years in the U.S. Navy. From July 2000 until July 2003, he served as Vice Admiral commanding the Naval Air Systems Command at which he was responsible for research and development, procurement and in-service support for naval aircraft, weapons and sensors. He is an elected fellow in the Society of Experimental Test Pilots and the National Academy of Public Administration. He also chairs NASA's Aerospace Safety Advisory Panel. Mr. Dyer holds a B.S. in Chemical Engineering from North Carolina State University and an M.S. in Finance from the Naval Postgraduate School, Monterey, California.

*Sandra B. Lawrence* was appointed president and general manager of our home robots division, effective May 14, 2007. Prior to joining iRobot, Ms. Lawrence served as vice president, innovation and growth platforms for the consumer group of companies at Johnson & Johnson, a position which she held since September 2005. From October 2002 to September 2005, she served as vice president, sales and marketing for The Spectacle Lens Group, a division of Johnson & Johnson Vision Care. Prior to joining Johnson & Johnson, Ms. Lawrence served as senior vice president and general manager, instant digital printing group at Polaroid Corporation, a position in which she served from June 2001 to October 2002. Ms. Lawrence has a B.S. in business administration from the University of Maine and an M.B.A. from Northeastern University.

*Glen D. Weinstein* has served as our general counsel since July 2000. Since February 2005, Mr. Weinstein has also served as a senior vice president, and served as a vice president from February 2002 to January 2005. Since March 2004, he has also served as our secretary. Prior to joining iRobot, Mr. Weinstein was with Covington & Burling, a law firm in Washington, D.C. Mr. Weinstein holds a B.S. in Mechanical Engineering from MIT and a J.D. from the University of Virginia School of Law.

*Alison Dean* was appointed as our vice president, financial controls & analysis and principal accounting officer on March 19, 2007. She has served as our vice president, financial planning & analysis since August 2005. From 1995 to August 2005, Ms. Dean served in a number of positions at 3Com Corporation, including vice president and corporate controller from 2004 to 2005 and vice president of finance — worldwide sales from 2003 to 2004. Ms. Dean holds a B.A. in Business Economics from Brown University and an M.B.A. from Boston University.

*Ronald Chwang, Ph.D.*, has served as a director since November 1998. Dr. Chwang is the chairman and president of iD Ventures America, LLC (formerly known as Acer Technology Ventures) under the iD SoftCapital Group, a venture investment and management consulting service group formed in January 2005. From August 1998 until December 2004, Dr. Chwang was the chairman and president of Acer Technology Ventures, LLC, managing high-tech venture investment activities in North America. Dr. Chwang also serves on the board of directors of Silicon Storage Technology, Inc. and a number of other private high tech companies. Dr. Chwang holds a B.Eng. (with honors) in Electrical Engineering from McGill University and a Ph.D. in Electrical Engineering from the University of Southern California.

*Jacques S. Gansler, Ph.D.*, has served as a director since July 2004. Dr. Gansler has been a professor at the University of Maryland, where he leads the school's Center for Public Policy and Private Enterprise, since January 2001. From November 1997 until January 2001, Dr. Gansler served as the Under Secretary of Defense for Acquisition, Technology and Logistics for the U.S. federal government. Dr. Gansler holds a B.E. in electrical engineering from Yale University, an M.S. in Electrical Engineering from Northeastern University, an M.A. in Political Economy from New School for Social Research, and a Ph.D. in Economics from American University.

*Andrea Geisser* has served as a director since March 2004. Mr. Geisser is currently a senior advisor to Fenway Partners, a private equity firm. From 1995 to 2005, Mr. Geisser was a managing director of Fenway Partners. Prior to founding Fenway Partners, Mr. Geisser was a managing director of Butler Capital Corporation. Prior to that, he was a managing director of Onex Investment Corporation, a Canadian management buyout company. From 1974 to 1986, he was a senior officer of Exor America. Mr. Geisser has been a board member and audit committee member of several private companies. Mr. Geisser holds a bachelor's degree from Bocconi University in Milan, Italy and a P.M.D. from Harvard Business School.

*George McNamee* has served as a director since August 1999. Mr. McNamee has served as chairman of First Albany Companies Inc., a specialty investment banking firm, since 1984, and is a managing partner of FA Technology Ventures, an information and energy technology venture capital firm. Mr. McNamee serves as chairman of the board of directors of Plug Power Inc. and on the board of directors of the New York Conservation Education Fund. Mr. McNamee holds a B.A. from Yale University.

*Peter Meekin* has served as a director since February 2003. Mr. Meekin has been a managing director of Trident Capital, a venture capital firm, since 1998. Prior to joining Trident Capital, he was vice president of venture development at Enterprise Associates, LLC, the venture capital division of IMS Health. Mr. Meekin holds a B.S. in Mathematics from the State University of New York at New Paltz.

*Paul J. Kern, Gen. U.S. Army (ret.)* has served as a director since May 2006. Mr. Kern has served as a senior counselor to The Cohen Group, an international strategic business consulting firm, since January 2005. From 1963 to 2004, Mr. Kern served in the U.S. Army and, from October 2001 to November 2004, as Commanding General of the U.S. Army Materiel Command. Prior to his command at the U.S. Army Materiel Command, he served as the military deputy to the Assistant Secretary of the Army for Acquisition, Logistics and Technology. Mr. Kern serves on the board of directors of EDO Corporation. He holds a B.S. from the United States Military Academy at West Point, an M.S. in Civil Engineering from the University of Michigan and an M.S. in Mechanical Engineering from the University of Michigan.

Our executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified.

## CORPORATE GOVERNANCE AND BOARD MATTERS

### Independence of Members of the Board of Directors

The board of directors has determined that Drs. Chwang and Gansler and Messrs. Geisser, McNamee, Meekin and Kern are independent within the meaning of the director independence standards of The NASDAQ Stock Market, Inc., or NASDAQ, and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Furthermore, the board of directors has determined that each member of each of the committees of the board of directors is independent within the meaning of the director independence standards of NASDAQ and the Securities and Exchange Commission.

### Executive Sessions of Independent Directors

Executive sessions of the independent directors are held prior to each regularly scheduled in-person meeting of the board of directors. Executive sessions do not include any of our non-independent directors and are chaired by a lead independent director who is appointed annually by the board of directors from our independent directors. Mr. McNamee currently serves as the lead independent director. In this role, Mr. McNamee serves as chairperson of the independent director sessions and assists the board in assuring effective corporate governance. The independent directors of the board of directors met in executive session four (4) times in 2006.

## Policies Governing Director Nominations

### *Director Qualifications*

The nominating and corporate governance committee of the board of directors is responsible for reviewing with the board of directors from time to time the appropriate qualities, skills and characteristics desired of members of the board of directors in the context of the needs of the business and current make-up of the board of directors. This assessment includes consideration of the following minimum qualifications that the nominating and corporate governance committee believes must be met by all directors:

- nominees must have experience at a strategic or policy making level in a business, government, non-profit or academic organization of high standing;
- nominees must be highly accomplished in his or her respective field, with superior credentials and recognition;
- nominees must be well regarded in the community and shall have a long-term reputation for the highest ethical and moral standards;
- nominees must have sufficient time and availability to devote to our affairs, particularly in light of the number of boards on which the nominee may serve;
- nominees must be free of conflicts of interest and potential conflicts of interest, in particular with relationships with other boards; and
- nominees must, to the extent such nominee serves or has previously served on other boards, demonstrate a history of actively contributing at board meetings.

The board of directors seeks members from diverse professional backgrounds who combine a broad spectrum of relevant industry and strategic experience and expertise that, in concert, offer us and our stockholders diversity of opinion and insight in the areas most important to us and our corporate mission. In addition, nominees for director are selected to have complementary, rather than overlapping, skill sets. All candidates for director nominee must have time available to devote to the activities of the board of directors. The nominating and corporate governance committee also considers the independence of candidates for director nominee, including the appearance of any conflict in serving as a director. Candidates for director nominee who do not meet all of these criteria may still be considered for nomination to the board of directors, if the nominating and corporate governance committee believes that the candidate will make an exceptional contribution to us and our stockholders.

### *Process for Identifying and Evaluating Director Nominees*

The board of directors is responsible for selecting its own members. The board of directors delegates the selection and nomination process to the nominating and corporate governance committee, with the expectation that other members of the board of directors, and of management, will be requested to take part in the process as appropriate.

Generally, the nominating and corporate governance committee identifies candidates for director nominee in consultation with management, through the use of search firms or other advisors, through the recommendations submitted by stockholders or through such other methods as the nominating and corporate governance committee deems to be helpful to identify candidates. Once candidates have been identified, the nominating and corporate governance committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the nominating and corporate governance committee. The nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the nominating and corporate governance committee deems to be helpful in the evaluation process. The nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the board of directors. Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for the board of directors' approval as director nominees for election to the board of directors. The nominating and corporate governance committee also recommends candidates to the board of directors for appointment to the committees of the board of directors.

***Procedures for Recommendation of Director Nominees by Stockholders***

The nominating and corporate governance committee will consider director nominee candidates who are recommended by our stockholders. Stockholders, in submitting recommendations to the nominating and corporate governance committee for director nominee candidates, shall follow the following procedures:

The nominating and corporate governance committee must receive any such recommendation for nomination not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting.

All recommendations for nomination must be in writing and include the following:

- Name and address of the stockholder making the recommendation, as they appear on our books and records, and of such record holder's beneficial owner;
- Number of shares of our capital stock that are owned beneficially and held of record by such stockholder and such beneficial owner;
- Name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the proceeding five full fiscal years of the individual recommended for consideration as a director nominee;
- All other information relating to the recommended candidate that would be required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including the recommended candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if approved by the board of directors and elected; and
- A written statement from the stockholder making the recommendation stating why such recommended candidate meets our criteria and would be able to fulfill the duties of a director.

Nominations must be sent to the attention of our secretary by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
63 South Avenue
Burlington, Massachusetts 01803
Attn: Secretary of iRobot Corporation

Our secretary will promptly forward any such nominations to the nominating and corporate governance committee. Once the nominating and corporate governance committee receives the nomination of a candidate and the candidate has complied with the minimum procedural requirements above, such candidacy will be evaluated and a recommendation with respect to such candidate will be delivered to the board of directors.

**Policy Governing Security Holder Communications with the Board of Directors**

The board of directors provides to every security holder the ability to communicate with the board of directors as a whole and with individual directors on the board of directors through an established process for security holder communication as follows:

For communications directed to the board of directors as a whole, security holders may send such communications to the attention of the chairman of the board of directors by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
63 South Avenue
Burlington, Massachusetts 01803
Attn: Chairman of the Board of Directors, c/o Secretary

For security holder communications directed to an individual director in his or her capacity as a member of the board of directors, security holders may send such communications to the attention of the individual director by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
63 South Avenue
Burlington, Massachusetts 01803
Attn: [Name of the director], c/o Secretary

We will forward any such security holder communication to the chairman of the board of directors, as a representative of the board of directors, or to the director to whom the communication is addressed, on a periodic basis. We will forward such communications by certified U.S. mail to an address specified by each director and the chairman of the board of directors for such purposes or by secure electronic transmission.

**Policy Governing Director Attendance at Annual Meetings of Stockholders**

Our policy is to schedule a regular meeting of the board of directors on the same date as our annual meeting of stockholders and, accordingly, directors are encouraged to be present at our stockholder meetings. All nine (9) board members attended the annual meeting of stockholders held in 2006.

**Board of Directors Evaluation Program**

The board of directors performs annual self-evaluations of its composition and performance, including evaluations of its standing committees and individual evaluations for each director. In addition, each of the standing committees of the board of directors conducts it own self-evaluation, which is reported to the board of directors. The board of directors retains the authority to engage its own advisors and consultants.

For more corporate governance information, you are invited to access the Corporate Governance section of our website available at http://www.irobot.com.

**Code of Ethics**

We have adopted a "code of ethics," as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act, that applies to all of our directors and employees worldwide, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the Code of Business Conduct and Ethics is available at the Corporate Governance section of our website at http://www.irobot.com. A copy of the Code of Business Conduct and Ethics may also be obtained, free of charge, from us upon a request directed to: iRobot Corporation, 63 South Avenue, Burlington, Massachusetts 01803, Attention: Investor Relations. We intend to disclose any amendment to or waiver of a provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website available at http://www.irobot.com and/or in our public filings with the Securities and Exchange Commission.

For more corporate governance information, you are invited to access the Corporate Governance section of our website available at http://www.irobot.com.

## THE BOARD OF DIRECTORS AND ITS COMMITTEES

### Board of Directors

The board of directors met seven (7) times during the fiscal year ended December 30, 2006, and took action by unanimous written consent three (3) times. Each of the directors attended at least 75% of the aggregate of the total number of meetings of the board of directors and the total number of meetings of all committees of the board of directors on which they served during fiscal 2006. The board of directors has the following standing committees: audit committee; compensation committee; and nominating and corporate governance committee, each of which operates pursuant to a separate charter that has been approved by the board of directors. A current copy of each charter is available at http://www.irobot.com. Each committee reviews the appropriateness of its charter at least annually. Each committee retains the authority to engage its own advisors and consultants. The composition and responsibilities of each committee are summarized below.

### Audit Committee

The audit committee of the board of directors currently consists of Messrs. Geisser, McNamee and Meekin, each of whom is an independent director within the meaning of the director independence standards of NASDAQ and applicable rules of the SEC for audit committee members. Mr. Geisser serves as the chairman of the audit committee. In addition, the board of directors has determined that Mr. Geisser is financially literate and that Mr. Geisser qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission. Stockholders should understand that this designation is a disclosure requirement of the Securities and Exchange Commission related to Mr. Geisser's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon Mr. Geisser any duties, obligations or liability that are greater than are generally imposed on him as a member of the audit committee and the board of directors, and their designation as audit committee financial experts pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

The audit committee met six (6) times during the fiscal year ended December 30, 2006 and took action by unanimous written consent one (1) time. The audit committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

As described more fully in its charter, the audit committee oversees our accounting and financial reporting processes, internal controls and audit functions. In fulfilling its role, the audit committee responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
- reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

- establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and
- preparing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement.

**Compensation Committee**

The compensation committee of the board of directors currently consists of Mr. McNamee, Gen. Kern, and Dr. Chwang, each of whom is a non-employee director as defined in Rule 16b-3 of the Exchange Act, and an outside director pursuant to Rule 162(m) of the Internal Revenue Code. Gen. Kern was named to the board of directors in May 2006. Prior to that date, Mr. Meekin was a member of the committee. Mr. McNamee serves as the chairman of the compensation committee. The compensation committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;
- evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;
- determining the compensation for executive officers other than our chief executive officer;
- overseeing and administering our incentive-based compensation, equity-based compensation, welfare, benefit and pension plans and similar plans; and
- reviewing and making recommendations to the board with respect to director compensation.

The compensation committee met three (3) times and took action by unanimous written consent fourteen (14) times during the fiscal year ended December 30, 2006. The compensation committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

**Nominating and Corporate Governance Committee**

The nominating and corporate governance committee of the board of directors currently consists of Dr. Gansler and Messrs. Meekin and McNamee, each of whom is an independent director within the meaning of the director independence standards of NASDAQ and applicable rules of the SEC. Dr. Gansler serves as the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

- developing and recommending to the board criteria for board and committee membership;
- establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;
- identifying individuals qualified to become board members;
- recommending to the board the persons to be nominated for election as directors and to each of the board's committees;
- developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines; and
- overseeing the evaluation of the board and management.

The nominating and corporate governance committee met two (2) times during the fiscal year ended December 30, 2006 and took action by unanimous written consent two (2) times. The nominating and corporate governance committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

Proxy Statement

### Compensation Committee Interlocks and Insider Participation

During 2006, Mr. McNamee and Dr. Chwang served as members of the compensation committee. From January 2006 until May 2006, Mr. Meekin also served as a member of the compensation committee. Upon being named as a director in May 2006, Gen. Kern replaced Mr. Meekin on the compensation committee. No member of the compensation committee was an employee or former employee of us or any of our subsidiaries, or had any relationship with us requiring disclosure herein.

During the last year, no executive officer of the Company served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our compensation committee; (ii) a director of another entity, one of whose executive officers served on our compensation committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

## Report of the Audit Committee of the Board of Directors

*No portion of this audit committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.*

This report is submitted by the audit committee of the board of directors. The audit committee currently consists of Messrs. Geisser (chairman), McNamee and Meekin. None of the members of the audit committee is an officer or employee of the Company, and the board of directors has determined that each member of the audit committee meets the independence requirements promulgated by NASDAQ and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Exchange Act. Mr. Geisser is an "audit committee financial expert" as currently defined under SEC rules. The audit committee operates under a written charter adopted by the board of directors.

The audit committee oversees the Company's accounting and financial reporting processes on behalf of the board of directors. The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the audit committee has reviewed and discussed with management the Company's consolidated financial statements for the fiscal year ended December 30, 2006, including a discussion of, among other things, the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the Company's financial statements.

The audit committee also reviewed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the results of their audit and discussed matters required to be discussed by the Statement on Auditing Standards No. 61 (*Communication with Audit Committees*), as currently in effect, other standards of the Public Company Accounting Oversight Board, rules of the Securities and Exchange Commission and other applicable regulations. The audit committee has reviewed permitted services under rules of the Securities and Exchange Commission as currently in effect and discussed with PricewaterhouseCoopers LLP their independence from management and the Company, including the matters in the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), as currently in effect, and has considered and discussed the compatibility of non-audit services provided by PricewaterhouseCoopers LLP with that firm's independence.

The audit committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting.

Based on its review of the financial statements and the aforementioned discussions, the audit committee concluded that it would be reasonable to recommend, and on that basis did recommend, to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 30, 2006.

The audit committee has also evaluated the performance of PricewaterhouseCoopers LLP, including, among other things, the amount of fees paid to PricewaterhouseCoopers LLP for audit and non-audit services in 2006. Information about PricewaterhouseCoopers LLP's fees for 2007 is discussed below in this proxy statement under "Proposal 2 — *Ratification of Selection of Independent Registered Public Accountants*." Based on its evaluation, the audit committee has recommended that the Company retain PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the 2007 fiscal year.

Respectfully submitted by the Audit Committee,

Andrea Geisser (chairman)
George McNamee
Peter Meekin

## Report of the Compensation Committee of the Board of Directors

*No portion of this compensation committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.*

The compensation committee of the board of directors, which is comprised solely of independent directors within the meaning of applicable rules of NASDAQ, outside directors within the meaning of Section 162 of the Internal Revenue Code and non-employee directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, is responsible for developing executive compensation policies and advising the board of directors with respect to such policies and administering the company's cash incentive and stock option plans. The compensation committee sets performance goals and objectives for the chief executive officer and the other executive officers, evaluates their performance with respect to those goals and sets their compensation based upon the evaluation of their performance. In evaluating executive officer pay, the compensation committee may retain the services of a compensation consultant and consider recommendations from the chief executive officer with respect to goals and compensation of the other executive officers. The compensation committee assesses the information it receives in accordance with its business judgment. The compensation committee also periodically reviews director compensation. All decisions with respect to executive and director compensation are approved by the compensation committee and recommended to the full board for ratification. George McNamee, Paul Kern and Ronald Chwang are the current members of the compensation committee.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended December 30, 2006 with management. In reliance on the reviews and discussions referred to above, the compensation committee recommended to the board of directors, and the board of directors has approved, that the CD&A be included in the proxy statement for the year ended December 30, 2006 for filing with the SEC.

Respectfully submitted by the Compensation Committee,

George McNamee (chairman)
Paul Kern
Ronald Chwang

## COMPENSATION AND OTHER INFORMATION CONCERNING DIRECTORS AND OFFICERS

### Compensation Discussion and Analysis

*Overview*

Our compensation philosophy is based on a desire to balance retention of executive talent with pay for performance-based incentive compensation, which is designed to reward our named executive officers for continued service and our sustained financial and operating performance. We believe that the compensation of our named executive officers should align our executives' interests with those of our stockholders and focus executive behavior on the achievement of both near-term corporate targets as well as long-term business objectives and strategies. It is the responsibility of the compensation committee of our board of directors to administer our compensation practices to ensure that they are competitive and include incentives that are designed to appropriately drive our performance, including our revenue and earnings growth. Our compensation committee reviews and approves all of our executive compensation policies, including executive officer salaries, bonuses and equity awards.

*Objectives of Our Compensation Programs*

Our compensation programs for our executive officers are designed to achieve the following objectives:

- to provide competitive compensation that attracts, motivates and retains the best talent and the highest caliber executives to serve us and help us to achieve our strategic objectives;
- to align management's interest with our success;
- to connect a significant portion of the total potential cash compensation paid to executives to our annual financial performance or the division, region or segment of our business for which an executive has management responsibility by tying cash incentive compensation to corresponding financial targets;
- to align management's interest with the interests of stockholders through long-term equity incentives; and
- to provide management with performance goals that are directly linked to our annual plan for growth and profit.

We believe that the compensation of our named executive officers should reflect their success as a management team, rather than as individuals, in attaining key operating objectives — such as revenue growth and gross profit improvement — as well as longer-term strategic objectives — such as invention and product development.

We also believe that their compensation should not be based on the short-term performance of our stock, whether favorable or unfavorable, but rather that the price of our stock will, in the long-term, reflect our operating performance, and ultimately, the management of the Company by our named executive officers. We seek to have the long-term performance of our stock reflected in executive compensation through our stock option and other equity incentive programs.

*Methodologies for Establishing Executive Compensation*

The compensation committee, which is comprised entirely of independent directors, reviews the compensation packages for our named executive officers, including an analysis of all elements of compensation separately and in the aggregate. In determining the appropriate compensation levels for our chief executive officer, the compensation committee meets outside the presence of all our executive officers. With respect to the compensation levels of all other named executive officers, the compensation committee meets outside the presence of all executive officers except our chief executive officer and our chairman. Mr. Angle, our chief executive officer, annually reviews each other named executive officer's performance with the compensation committee.

With the input of our human resources department, the chief executive officer makes recommendations to the compensation committee regarding base salary levels, target incentive awards, performance goals for incentive compensation and equity awards for named executive officers, other than Mr. Angle. In conjunction with the annual performance review of each named executive officer in January or February of each year, the compensation committee carefully considers the recommendations of the chief executive officer when making decisions on setting base salary, bonus payments under the prior year's incentive compensation plan, target amounts and performance goals for the current year's incentive compensation plan, and any other special adjustments or bonuses. In addition, the compensation committee similarly determines equity incentive awards, if any, for each named executive officer.

Our compensation plans are developed, in part, by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the technology and robotics industries. We believe that the practices of this group of companies provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us to attract executives and other employees. For benchmarking executive compensation, we typically review the compensation data we have collected from the complete group of companies, as well as a subset of the data from companies with revenues, numbers of employees and market capitalizations similar to our profile. With respect to 2006 compensation, we reviewed companies with similar-sized revenues of greater than $75 million and less than $300 million, in particular Varian Semiconducter Equipment Associates, Inc., Axcelis Technologies, Inc., Navteq Corporation, Dolby Laboratories, Inc., TTM Technologies, Inc., Cognex Corporation, Mercury Computer Systems, Inc., TiVo Inc., Seachange International, Inc., Exponent, Inc., Rambus Inc., Applied Signal Technology, Inc., Nuance Communications, Inc., Argon ST, Inc., PortalPlayer, Inc., Cogent, Inc., Boston Acoustics, Inc. and Color Kinetics Incorporated. We will annually reassess the relevance of our peer group and make changes when judged appropriate. We have also engaged a consultant, Watson Wyatt Worldwide, to help us evaluate peer companies for compensation purposes and to help us analyze applicable compensation data and to help us determine appropriate compensation levels for our chief executive officer. We believe that the use of benchmarking data is an important factor in remaining competitive with our peers and furthering our objective of attracting, motivating and retaining highly qualified personnel.

The compensation committee reviews all components of compensation for named executive officers. In accordance with its charter, the compensation committee also, among other responsibilities, administers our incentive compensation plan, and reviews and makes recommendations to management on company-wide compensation programs and practices. In setting compensation levels for our executive officers in fiscal 2006, the compensation committee considered many factors in addition to the benchmarking described above, including, but not limited to:

- the scope and strategic impact of the executive officer's responsibilities;
- our past business and segment performance and future expectations;
- our long-term goals and strategies;
- the performance and experience of each individual;
- past salary levels of each individual and of the named executive officers as a group;
- relative levels of pay among the executive officers;
- the amount of base salary in the context of the executive officer's total compensation and other benefits;
- for each named executive officer, other than the chief executive officer, the evaluations and recommendations of the chief executive officer; and
- the competitiveness of the compensation packages relative to the selected benchmarks as highlighted by the independent compensation consultant's analysis.

The compensation committee determines compensation for our chief executive officer using the same factors it uses for other executive officers, placing relatively less emphasis on base salary, and instead, creating greater performance-based opportunities through long-term equity and short term cash incentive compensation, which we believe better aligns our chief executive officer's interests with our success and the interests of our stockholders. In assessing the compensation paid to our chief executive officer, the compensation committee relies on both information from our selected benchmarks and its judgment with respect to the factors described above.

***Elements of Compensation***

Our executive compensation program consists of three primary elements: salary, long-term equity interest, primarily in the form of stock options, and a cash incentive program based on both corporate and divisional performance. All of our executive officers also are eligible for certain benefits offered to employees generally, including life, health, disability and dental insurance, as well as to participate in the our 401(k) plan. We also enter into executive agreements with our executive officers that provide for certain severance benefits upon termination of employment following a change in control of the Company.

*Annual Cash Compensation*

Base Salary. The compensation committee believes that our executive officers, including our chief executive officer, are paid salaries in line with their qualifications, experience and responsibilities. Salaries are structured so that they are at least comparable with salaries paid by the peer companies reviewed by the compensation committee in the technology and robotics industries. We target base salaries for each of our executives at the market median (50th percentile) in the technology and robotics industries and also take into consideration many additional factors which we believe enable us to attract, motivate and retain our leadership team in an extremely competitive environment. Salaries are reviewed generally on an annual basis.

Fiscal year 2006 was a year of continued progress and achievements across a number of areas important to strengthening the foundation for our future growth and long-term success. Under Mr. Angle's leadership, we improved our results of operations. As a result, in 2006 Mr. Angle received salary compensation of $281,731. The increase in Mr. Angle's annual base salary from $246,154 in 2005 to $287,499, which became effective in February 2006, was based on the compensation committee's consideration of the factors described above. Additionally, the decision to increase Mr. Angle's base salary was based on the compensation committee's assessment that Mr. Angle's 2005 salary was below the market median salary for chief executive officers whose companies were included in the selected benchmarks and that it would be appropriate to move towards more closely aligning Mr. Angle's salary with the 50th percentile of such benchmarks.

Fiscal 2006 base salaries for our executive officers, other than Mr. Angle, were determined by the compensation committee after considering the base salary level of the executive officers in prior years and taking into account for each executive officer the amount of base salary as a component of total compensation. Base salary levels for each of our executive officers, other than our chief executive officer, were also based upon evaluations and recommendations made by our chief executive officer. These recommendations include an assessment of the individual's responsibilities, experience, individual performance and contribution to our performance, and also generally take into account the competitive environment for attracting and retaining executives consistent with our business needs.

In light of the considerations discussed above, for fiscal year 2006, the annual base salaries of our chief executive officer, chief financial officer, chairman, president, home robots and president, government & industrial robots, were $287,499, $249,999, $287,499, $280,800 and $280,800, respectively. Annual base salaries for our executive officers are set by our compensation committee and take effect in February of each year. We believe that the base salaries paid to our executive officers during our fiscal year 2006 achieve our executive compensation objectives, compare favorably to our peer group and, in light of our overall compensation program, are within our target of providing total compensation at the market median.

Cash Incentive Compensation. The compensation committee believes that some portion of overall cash compensation for executive officers should be "at risk," *i.e.*, contingent upon successful implementation of our strategy. The granting of a cash bonus is totally discretionary and is based on an evaluation of achievement against predetermined corporate and divisional performance objectives, generally on a fiscal-year basis, in accordance with our 2006 Incentive Compensation Plan that was adopted by the compensation committee. For all of our employees, annual cash incentive payments are based upon the attainment of specified corporate and divisional financial objectives — such as revenue growth, gross profit percentage and operating margin — as well as strategic and operational objectives — such as product development and invention. The performance goals and bonus criteria established by the compensation committee under our 2006 Incentive Compensation Plan are designed to require significant effort and operational success on the part of us and our employees for achievement. Target cash incentives for named executive officers are generally targeted at the 50th percentile of similar cash incentives provided to officers in peer companies reviewed by the compensation committee in the technology and robotics industry. The amount of bonuses paid to all employees, including the named executive officers, however, is subject to the discretion of the compensation committee based on its assessment of our performance in general or the achievement of specific goals.

We designed our 2006 Incentive Compensation Plan to focus our executives on achieving key corporate financial objectives, and to reward substantial achievement of these company financial objectives, as well as to achieve additional strategic and tactical objectives. The criteria selected linked the incentive compensation to the achievements of measurable corporate performance objectives. An important aspect of our 2006 Incentive Compensation Plan is that it applied, with equal criteria, to all of our employees.

For each executive officer, 30% of his or her target bonus was tied to a company-wide revenue threshold of $180 million. The percentage earned was increased ratably from 0% to 100% based on revenue targets set at levels that we believed to be achievable with strong performance by our executive officers. The compensation committee chose revenue as the key metric because it believed that, as a "growth company," we should reward significant revenue growth. Based on results for fiscal 2006, each executive officer earned 6.6% of his or her target bonus.

For each executive officer, 10% of his or her target bonus was tied to the company achieving certification in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. This portion of the bonus was discretionary, determined by the compensation committee, and was identified as a cash incentive metric for executive officers because of the importance of state-of-the-art business policies and procedures that provide timely and accurate financial information to our shareholders. Based on our absence of material control weaknesses, each executive officer earned 10% of his or her target bonus.

For our chief executive officer, chairman, and chief financial officer, the compensation committee based the remaining 60% of each executive officer's target bonus on the following three financial metrics:

a. *Gross profit percentage.* Twenty percent of each executive officer's target bonus was tied to divisional gross profit percentage achievement, where gross profit is measured before incentive compensation and stock compensation expense. One division achieved 22% of its gross profit percentage target bonus and the other did not achieve any of its gross profit percentage target bonus. The executive officers earned a straight average of the divisions' achievements, and therefore earned 11% of the target bonus for this metric.

b. *Operating margin.* Twenty-five percent of each executive officer's target bonus was tied to achieving at least $13.8 million in operating margin, which for purposes of 2006 incentive compensation was defined as gross profit less operating expenses, before interest income/expense, stock-based and incentive compensation and income taxes. The compensation committee chose operating margin because it believed that it was an effective measure of our operating efficiency. Because our fiscal year 2006 operating margin, net of incentive compensation, was less than $13.8 million, no portion of this metric was earned.

c. *Corporate services expenses.* Fifteen percent of each executive officer's target bonus was tied to limiting non-operating division operating expenses, such as corporate finance, legal services, human resources, corporate marketing, information technology and similar shared services. Because our fiscal year 2006 corporate services expenses, net of incentive compensation, exceeded the budgeted threshold, no portion of this metric was earned.

For the presidents of our operating divisions, the compensation committee based the remaining 60% of each executive officer's target bonus on the following criteria:

a. *Gross margin percentage.* Twenty percent of each executive officer's target bonus was tied to achieving a minimum level of gross profit percent within their operating division. The compensation committee chose gross profit percent because it believed that it provided incentives to find efficiencies in manufacturing and distribution and to strive for increased average selling prices through superior value. The compensation committee set the target percentages for each of Mr. Dyer and Mr. White at a level believed to be achievable with strong performance by such executive officer. Mr. Dyer earned 22% of his target bonus based on achieving and exceeding the gross profit metric. This calculation was made net of incentive compensation expense and the impact of our settlement agreement with the UK Ministry of Defence. Mr. White did not achieve the gross profit metric for his division.

b. *Contribution margin.* Twenty-five percent of each executive officer's target bonus was tied to achieving a minimum level of contribution margin within their operating division. The compensation committee chose contribution margin because it provides a direct link to our profitability and encourages operational efficiency in all aspects of divisional management. The compensation committee set the target figures for each of Mr. Dyer and Mr. White at a level believed to be achievable with strong performance by such executive officer. Mr. Dyer earned 31.25% of his target bonus based on achieving and exceeding the contribution margin metric. This calculation was made net of incentive compensation and the impact of our settlement agreement with the UK Ministry of Defence. Mr. White did not achieve the contribution margin metric.

c. *Product quality, Product development, Invention.* Fifteen percent of each executive officer's target bonus was tied to achieving multiple milestones on product quality, product development and invention. These strategic and tactical metrics were chosen by the compensation committee to provide incentives to increase product offerings, minimize costs related to product returns and warranty claims and focus appropriate effort on innovation. Based on the criteria, and the discretion of the compensation committee, Mr. Dyer achieved 15% of his target bonus and Mr. White achieved 12.5% of his target bonus for this metric.

Finally, all cash incentive payments were made conditional on achievement of a minimum earnings per share, or EPS, of $0.02. We achieved this condition.

For fiscal 2006, the target bonus awards under our 2006 Incentive Compensation Plan for each of our named executive officers, as a percentage of base salary, were 85% for our chief executive officer and chairman, 65% for the presidents of our operating divisions, and 40% for our chief financial officer. The actual bonus payments reflect the exercise of discretion by the compensation committee to increase bonus payments to all of our named executive officers, other than Mr. Dyer, above the level earned pursuant to the formula of our 2006 Incentive Compensation Plan. Equivalent formula adjustments were made to all employees under our 2006 Incentive Compensation Plan. These target and maximum payout amounts were set at levels our board of directors determined were appropriate in order to achieve our objective of retaining those executives who perform at or above the levels necessary for us to achieve our business plan, which, among other things, involves growing our company in a cost-effective way. Further details about our 2006 Incentive Compensation Plan and the payments made to our named executive officers in 2006 are provided below in the "Summary Compensation Table" and "Grants of Plan-Based Awards" tables and the footnotes to each table.

*Long-Term Incentives*

Executive officers (and other employees) are eligible to receive restricted stock, stock option grants and other stock awards that are intended to promote success by aligning employee financial interests with long-term shareholder value. These stock-based incentives, which in recent years have consisted solely of stock option grants, are based on various factors primarily relating to the responsibilities of the individual officer or employee, their past performance, anticipated future contributions and prior option grants. In general, our compensation committee bases its decisions to grant stock-based incentives on recommendations of management and the committee's analysis of third-party compensation information, with the intention of keeping the executives' overall compensation, including the equity component of that compensation, at a competitive level with the comparable companies reviewed by the committee in the technology and robotics industries. Our compensation committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under its equity compensation plans, the number of options and shares held by the executive officer for whom an award is being considered and the other elements of the officer's compensation, as well as our compensation objectives and policies described above. During fiscal year 2006, no stock options or other long-term incentives were granted to our named executive officers because, after an analysis of ownership positions and peer benchmark data, it was determined that additional equity grants would be deferred until 2007. As with the determination of base salaries and short term incentive payments, the compensation committee exercises subjective judgment and discretion in view of the above criteria.

*Other Compensation*

We also have various broad-based employee benefit plans. Our executive officers participate in these plans on the same terms as other eligible employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. We offer a 401(k) plan, which allows our employees to invest in a wide array of funds on a pre-tax basis. We do not provide pension arrangements or post-retirement health coverage for our named executive officers or other employees. We also maintain insurance and other benefit plans for our employees. Executive officers receive higher life, accidental death and dismemberment and disability insurance benefits than other employees. In addition, one executive officer receives amounts allocable to use of a corporate apartment. We also enter into executive agreements with our executive officers providing for certain severance benefits which may be triggered as a result of the termination of such officer's employment under certain circumstances. We offer no perquisites, other than the use of a corporate apartment, that are not otherwise available to all of our employees.

*Employment and Executive Agreements*

In March 2006, we entered into executive agreements with each of our executive officers. The executive agreements provide for severance payments equal to 50% of such officer's annual base salary, as well as certain continued health benefits, in the event that we terminate his or her employment other than for cause. In addition, these executive agreements provide that if we experience a change in control and the employment of such officer is terminated without cause, or if such officer terminates his or her employment for certain reasons including a substantial reduction in salary or bonus or geographic movement during the one-year period following the change in control, then all unvested stock options held by such officer become fully-vested and immediately exercisable and such officer is entitled to severance payments equal to 100% of his or her annual base salary and 50% of such officer's annual bonus, as well as certain continued health benefits. The agreements also provide that all options granted to each officer under our Amended and Restated 1994 Stock Plan, Amended and Restated 2001 Special Stock Option Plan, Amended and Restated 2004 Stock Option and Incentive Plan and 2005 Stock Option and Incentive Plan, as applicable, will have their vesting accelerated by 25% upon a change in control.

In January 1997, we entered into employment agreements with each of Mr. Angle and Ms. Greiner that provide for certain salary, bonus and severance compensation. In February 2004, we entered into an employment agreement with Mr. Dyer that provides for certain salary, bonus and severance compensation. Each of these employment agreements was terminated upon the execution of executive agreements by Ms. Greiner and Messrs. Angle and Dyer.

From time to time, our executive officers enter into stock restriction agreements upon the exercise of their option grants.

In November 2005, we entered into indemnification agreements with each of our executive officers and directors, providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us on our behalf.

On December 30, 2002, we entered into an independent contractor agreement with Dr. Rodney Brooks, which shall continue until terminated by either party upon 60 days' written notice. Pursuant and subject to the agreement, Dr. Brooks has received an annual bonus of $22,575 for 2006. If we terminate the agreement, Dr. Brooks will be entitled to twelve months severance.

*Tax Deductibility of Executive Compensation*

In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, we cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. We have considered the limitations on deductions imposed by Section 162(m) of the Code and it is our present intention, for so long as it is consistent with its overall compensation objective, to structure executive compensation to minimize application of the deduction limitations of Section 162(m) of the Code.

**Executive Compensation Summary**

The following table sets forth summary compensation information for our chief executive officer, chief financial officer and our three other most highly compensated executive officers:

**SUMMARY COMPENSATION TABLE**

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | All Other Compensation ($)(1)(2) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| **Colin Angle** Chief Executive Officer and Director | 2006 | 281,731 | — | — | — | 105,081 | 6,600 | 393,412 |
| **Helen Greiner** Chairman of the Board | 2006 | 282,749 | — | — | — | 105,081 | 6,600 | 394,430 |
| **Geoffrey P. Clear** Senior Vice President, Chief Financial Officer and Treasurer | 2006 | 248,461 | — | — | — | 42,999 | 6,600 | 298,060 |
| **Gregory F. White(3)** President and General Manager, Home Robots | 2006 | 279,138 | — | — | — | 73,008 | 6,600 | 358,746 |
| **Joseph W. Dyer** President and General Manager, Government & Industrial Robots | 2006 | 277,600 | — | — | — | 155,142 | 6,600 | 439,342 |

(1) Excludes medical, group life insurance and certain other benefits received by the named executive officers that are available generally to all of our salaried employees and certain prerequisites and other personal benefits received by the named executive officers which do not exceed the lesser of $50,000 or 10% of any such named executive officer's total annual compensation reported in this table.

(2) Represents 401(k) matching contributions.

(3) Mr. White resigned as President and General Manager, Home Robots on January 23, 2007 and pursuant to a termination agreement, entered into by us and Mr. White as of that date, he assumed the role and title of special advisor at an annual base salary of $125,000.

### Grants of Plan-Based Awards in 2006

The following table sets forth, for each of our named executive officers, information about grants of plan-based awards during 2006.

**GRANTS OF PLAN-BASED AWARDS**

| Name | Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($) |
|---|---|---|
| Colin Angle | — | 244,375 |
| Helen Greiner | — | 244,375 |
| Geoffrey P. Clear | — | 99,992 |
| Gregory F. White | — | 182,520 |
| Joseph W. Dyer | — | 182,520 |

### Outstanding Equity Awards at December 30, 2006

The following table sets forth, for each of our named executive officers, information about unexercised options that were held as of December 30, 2006.

**OUTSTANDING EQUITY AWARDS AT DECEMBER 30, 2006**

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| Colin Angle | 347,710 | — | — | .00020 | 6/20/2007 | 12,949 | 233,729 | — | — |
| Helen Greiner | — | — | — | — | — | 12,949 | 233,729 | — | — |
| Geoffrey P. Clear | 19,720 | 26,720 | — | 0.55 | 12/19/2012 | 4,362 | 78,734 | — | — |
| Geoffrey P. Clear | 3,000 | 9,000 | — | 4.96 | 02/08/2015 | — | — | — | — |
| Gregory F. White | 16,848 | 38,196 | — | 2.33 | 06/12/2013 | 8,093 | 146,079 | — | — |
| Gregory F. White | 874 | 1,748 | — | 2.33 | 07/01/2013 | — | — | — | — |
| Gregory F. White | 10,005 | 96,519 | — | 2.33 | 02/18/2014 | — | — | — | — |
| Joseph W. Dyer | 103,003 | 42,918 | — | 2.33 | 02/18/2014 | 7,446 | 134,400 | — | — |
| Joseph W. Dyer | 28,391 | 32,082 | — | 2.33 | 02/18/2014 | — | — | — | — |
| Joseph W. Dyer | 48,000 | 72,000 | — | 2.78 | 09/17/2014 | — | — | — | — |

### Option Exercises and Stock Vested

The following table sets forth, for each of our named executive officers, information with respect to the exercise of stock options during the year ended December 30, 2006.

**OPTION EXERCISES AND STOCK VESTED**

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Shares Acquired on Exercise (#) | Value Realized on Exercise ($)(1) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Colin Angle | — | — | 6,475 | 180,717 |
| Helen Greiner | — | — | 6,475 | 180,717 |
| Geoffrey P. Clear | 10,000 | 150,170 | 4,363 | 121,771 |
| Gregory F. White | 2,250 | 34,155 | 4,047 | 112,952 |
| Joseph W. Dyer | 67,855 | 1,112,008 | 7,446 | 207,818 |

(1) Amounts disclosed in this column were calculated based on the difference between the fair market value of our common stock on the date of exercise and the exercise price of the options in accordance with regulations promulgated under the Exchange Act.

### Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

### Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

### Potential Benefits Upon Termination or Change in Control

***Severance and Change in Control Arrangements in General***

The executive agreements described under "Elements of Compensation" above provide that, upon termination of the executive officer's employment without cause, the executive officer is entitled to severance payments equal to 50% of the executive officer's base salary, continued health plan premium payments for up to six months, and any unpaid compensation, benefits or unused vacation accrued. The executive agreements also provide that, upon an involuntary termination upon a change in control or upon a resignation for good reason upon a change in control, the executive officer is entitled to 100% of the executive officer's base salary, and 50% of the executive officer's target bonus and 100% vesting of all stock, options, awards and purchase rights granted to the executive officer, as well as certain continued health benefits. In addition, upon a change in control, the executive agreements provide for the vesting of 25% of the stock, options, awards and purchase rights granted to the executive officer.

### *Cash Payments and/or Acceleration of Vesting Following Certain Termination Events*

Assuming the employment of our named executive officers was terminated involuntarily and without cause (not in connection with a change in control) on December 30, 2006, our named executive officers would be entitled to cash payments in the amounts set forth opposite their names in the below tables, subject to any deferrals required under Section 409A of the Internal Revenue Code of 1986, as amended.

| Name | Base Salary ($) | Continuation of Health Plan Premium Payments ($) | Accrued Vacation Pay ($) | Total ($) |
|---|---|---|---|---|
| Colin Angle | 143,750 | 6,597 | 17,478 | 167,825 |
| Helen Greiner | 143,750 | 2,199 | 14,714 | 160,663 |
| Geoffrey P. Clear | 125,000 | 4,398 | 19,230 | 148,628 |
| Gregory F. White(1) | 140,400 | 6,597 | 2,373 | 149,370 |
| Joseph W. Dyer | 140,400 | — | 20,876 | 161,276 |

(1) Mr. White resigned as President and General Manager, Home Robots on January 23, 2007. In connection with his resignation, Mr. White was not entitled to, and did not receive, any of the cash payments set forth in the above table.

Assuming the employment of our named executive officers was terminated involuntarily and without cause, or such officers resigned with good reason, during the one-year period following a change in control on December 30, 2006, our named executive officers would be entitled to cash payments in the amounts set forth opposite their names in the below table, subject to any deferrals required under Section 409A of the Internal Revenue Code of 1986, as amended, and acceleration of vesting as set forth in the below table.

| Name | Base Salary ($) | Bonus ($) | Continuation of Health Plan Premium Payments ($) | Accrued Vacation Pay ($) | Market Value of Stock Options ($) | Market Value of Restricted Stock ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Colin Angle | 287,499 | 122,188 | 13,195 | 17,478 | — | 233,729 | 674,089 |
| Helen Greiner | 287,499 | 122,188 | 4,398 | 14,714 | — | 233,729 | 662,528 |
| Geoffrey P. Clear | 249,999 | 50,000 | 8,796 | 19,230 | 585,767 | 78,734 | 992,526 |
| Gregory F. White(1) | 280,800 | 91,260 | 13,194 | 2,373 | 2,146,563 | 146,079 | 2,680,269 |
| Joseph W. Dyer | 280,800 | 91,260 | — | 20,876 | 2,279,910 | 134,400 | 2,807,246 |

(1) Mr. White resigned as President and General Manager, Home Robots on January 23, 2007. Accordingly, Mr. White is not entitled to the amounts set forth in the above table.

### *Automatic Acceleration of Vesting Following a Change in Control*

As described above, certain terms of our executive agreements provide that the vesting stock options, awards and purchase rights granted to each of our executive officers will be accelerated upon a change in control. The following table provides the intrinsic value (that is, the value based upon our stock price on December 30, 2006, minus the exercise price) of stock options that would become exercisable or vested as a result of these acceleration events as of December 30, 2006.

| Name | Market Value of Stock Options ($) | Market Value of Restricted Stock ($) | Total ($) |
|---|---|---|---|
| Colin Angle | — | 58,432 | 58,432 |
| Helen Greiner | — | 58,432 | 58,432 |
| Geoffrey P. Clear | 146,442 | 19,684 | 166,126 |
| Gregory F. White(1) | 536,641 | 36,520 | 573,161 |
| Joseph W. Dyer | 569,978 | 33,600 | 603,578 |

(1) Mr. White resigned as President and General Manager, Home Robots on January 23, 2007. Accordingly, Mr. White is not entitled to the amounts set forth in the above table.

**Director Compensation**

In connection with our efforts to attract and retain highly-qualified individuals to serve on our board of directors, we maintain a cash and equity compensation policy for our non-employee members of our board of directors. In 2006, each of our non-employee members of our board of directors was entitled to the following cash compensation:

| | |
|---|---|
| Annual retainer for board membership | $30,000 |
| Audit Committee | |
| Annual retainer for committee membership | $10,000 |
| Additional retainer for committee chair | $10,000 |
| Compensation Committee | |
| Annual retainer for committee membership | $ 7,500 |
| Additional retainer for committee chair | $ 7,500 |
| Nominating and Corporate Governance Committee | |
| Annual retainer for committee membership | $ 5,000 |
| Additional retainer for committee chair | $ 5,000 |

Each non-employee director may elect in advance to defer the receipt of these cash fees. During the deferral period, the cash fees will be deemed invested in stock units. The deferred compensation will be settled in shares of our common stock upon the termination of service of the director or such other time as may have been previously elected by the director. The shares will be issued from our 2005 Stock Option and Incentive Plan.

In 2006, each of our non-employee members of our board, other than Dr. Brooks, was entitled to the following equity compensation: Upon the initial election to the board of directors, a non-employee member of our board would receive a one-time option to purchase 40,000 shares of our common stock under our 2005 Stock Option and Incentive Plan. All options granted to non-employee members of our board vest in five equal annual installments commencing on the anniversary date of such grant. In addition, each non-employee director will receive an annual stock option award to purchase 10,000 shares of common stock on the date of each annual meeting of stockholders, which will vest in three equal annual installments commencing on the anniversary date of such grant. All such options will be granted at the fair market value on the date of the award. All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors.

The following table provides compensation information for the fiscal year ended December 30, 2006 for each non-employee member of our board of directors. No member of our board employed by us receives separate compensation for services rendered as a member of our board.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) | Option Awards ($) (1)(2)(3) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Rodney Brooks | 210,000 | — | — | 22,575 | — | — | 232,575 |
| Ronald Chwang | 37,500 | — | 121,540 | — | — | — | 159,040 |
| Jacques Gansler | 45,000 | — | 13,436 | — | — | — | 58,436 |
| Andrea Geisser | 50,000 | — | 121,540 | — | — | — | 171,540 |
| Paul Kern | 26,250 | — | 82,899 | — | — | — | 109,149 |
| George McNamee | 60,000 | — | 121,540 | — | — | — | 181,540 |
| Peter Meekin | 52,500 | — | 121,540 | — | — | — | 174,040 |

(1) Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 30, 2006 in accordance with SFAS No. 123(R) and, accordingly, includes amounts from options granted prior to 2006. See the information appearing in footnote 2 to our consolidated financial statements included as part of our Annual Report on Form 10-K for the fiscal year ended December 30, 2006 for certain assumptions made in the valuation of options granted in the fiscal years 2006, 2005 and 2004.

(2) The non-employee members of our board of directors who held such position on December 30, 2006 held the following aggregate number of unexercised options as of such date:

| Name | Number of Securities Underlying Unexercised Options |
|---|---|
| Rodney Brooks | — |
| Ronald Chwang | 50,000 |
| Jacques Gansler | 50,000 |
| Andrea Geisser | 50,000 |
| Paul Kern | 50,000 |
| George McNamee | 50,000 |
| Peter Meekin | 50,000 |

(3) The following table presents the fair value of each grant of stock options in 2006 to non-employee members of our board of directors, computed in accordance with FAS 123(R):

| Name | Grant Date | Number of Securities Underlying Options | Exercise Price of Option Awards ($) | Grant Date Fair Value of Options ($) |
|---|---|---|---|---|
| Ronald Chwang | Jul. 28, 2006 | 10,000 | 16.46 | 95,002 |
| Jacques Gansler | Jul. 28, 2006 | 10,000 | 16.46 | 95,002 |
| Andrea Geisser | Jul. 28, 2006 | 10,000 | 16.46 | 95,002 |
| Paul Kern | May 26, 2006 | 40,000 | 22.20 | 581,840 |
| | Jul. 26, 2006 | 10,000 | 16.46 | 95,002 |
| George McNamee | Jul. 28, 2006 | 10,000 | 16.46 | 95,002 |
| Peter Meekin | Jul. 28, 2006 | 10,000 | 16.46 | 95,002 |

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than compensation agreements and other arrangements which are described in "Compensation Discussion & Analysis", in 2006, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

In April 2007, our board of directors adopted a written related person transaction approval policy, which sets forth our polices and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the Securities and Exchange Commission. Our policy with regard to related person transactions is that all future related person transactions between us and any related person (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater then $120,000, be reviewed by our general counsel and approved in advance by our nominating and corporate governance committee.

## PROPOSAL 2

## RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The audit committee of the board of directors has retained the firm of PricewaterhouseCoopers LLP, independent registered public accountants, to serve as independent registered public accountants for our 2007 fiscal year. PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since 1999. The audit committee reviewed and discussed its selection of, and the performance of, PricewaterhouseCoopers LLP for our 2007 fiscal year. As a matter of good corporate governance, the audit committee has determined to submit its selection to stockholders for ratification. If the selection of independent registered public accountants is ratified, the audit committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our stockholders.

The audit committee of the board of directors has implemented procedures under our audit committee pre-approval policy for audit and non-audit services, or the Pre-Approval Policy, to ensure that all audit and permitted non-audit services to be provided to us have been pre-approved by the audit committee. Specifically, the audit committee pre-approves the use of PricewaterhouseCoopers LLP for specific audit and non-audit services, within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by the audit committee before it may be provided by PricewaterhouseCoopers LLP. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by the audit committee. For additional information concerning the audit committee and its activities with PricewaterhouseCoopers LLP, see "The Board of Directors and Its Committees" and "Report of the Audit Committee of the Board of Directors."

Representatives of PricewaterhouseCoopers LLP attended six (6) out of the six (6) in-person meetings of the audit committee in 2006. We expect that a representative of PricewaterhouseCoopers LLP will attend the annual meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

### Fees Billed by PwC

The following table shows the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP to us during the fiscal years ended December 30, 2006 and December 31, 2005.

| | 2006 | 2005 |
|---|---|---|
| Audit Fees | $758,979 | $733,180 |
| Audit-Related Fees | 26,424 | 8,500 |
| Tax Fees | 6,825 | 26,130 |
| All Other Fees | 5,524 | 3,000 |
| Total | $797,752 | $770,810 |

#### *Audit Fees*

Audit Fees are for the audit of our annual consolidated financial statements, for reviews of our quarterly financial statements and for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements, including issuance of comfort letters to underwriters and consent procedures in connection with our initial public offering in 2005. Audit Fees also include the audit of our internal control over financial reporting.

#### *Audit-Related Fees*

Consists of fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our financial statements and were not reported above under "Audit Fees."

### *Tax Fees*

Tax Fees consist of fees for professional services rendered for assistance with federal, state, local and international tax compliance. The audit committee has determined that the provision of these services to us by PricewaterhouseCoopers LLP is compatible with maintaining their independence.

### *All Other Fees*

All other fees include licenses to technical accounting research software and other out-of-pocket expenses.

### Recommendation of the Board

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *"FOR"* THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS iROBOT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2007.**

## OTHER MATTERS

The board of directors knows of no other matters to be brought before the annual meeting. If any other matters are properly brought before the annual meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

## STOCKHOLDER PROPOSALS

Proposals of stockholders intended for inclusion in the proxy statement to be furnished to all stockholders entitled to vote at our 2008 annual meeting of stockholders, pursuant to Rule 14a-8 promulgated under the Exchange Act by the Securities and Exchange Commission, must be received at our principal executive offices not later than January 30, 2008. Stockholders who wish to make a proposal at the 2008 annual meeting — other than one that will be included in our proxy statement — must notify us between February 29, 2008 and March 30, 2008. If a stockholder who wishes to present a proposal fails to notify us by January 30, 2008 and such proposal is brought before the 2008 annual meeting, then under the Securities and Exchange Commission's proxy rules, the proxies solicited by management with respect to the 2008 annual meeting will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the Securities and Exchange Commission's proxy rules. In order to curtail controversy as to the date on which we received a proposal, it is suggested that proponents submit their proposals by Certified Mail, Return Receipt Requested, to iRobot Corporation, 63 South Avenue, Burlington, Massachusetts 01803, Attention: Secretary.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Such persons are required by regulations of the Securities and Exchange Commission to furnish us with copies of all such filings. Based solely on our review of copies of such filings we believe that all such persons complied on a timely basis with all Section 16(a) filing requirements during the fiscal year ended December 30, 2006.

## EXPENSES AND SOLICITATION

The cost of solicitation of proxies will be borne by us and, in addition to soliciting stockholders by mail through its regular employees, we may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have our stock registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Solicitation by our officers and employees may also be made of some stockholders in person or by mail, telephone, e-mail or telegraph following the original solicitation. We may also retain an independent proxy solicitation firm to assist in the solicitation of proxies.

## HOUSEHOLDING OF PROXY MATERIALS

Our 2006 Annual Report, including audited financial statements for the fiscal year ended December 30, 2006, is being mailed to you along with this proxy statement. In order to reduce printing and postage costs, ADP Investor Communication Services has undertaken an effort to deliver only one Annual Report and one proxy statement to multiple shareholders sharing an address. This delivery method, called "householding," is not being used, however, if ADP has received contrary instructions from one or more of the stockholders sharing an address. If your household has received only one Annual Report and one proxy statement, we will deliver promptly a separate copy of the Annual Report and the proxy statement to any shareholder who sends a written request to iRobot Corporation, 63 South Avenue, Burlington, Massachusetts 01803, Attention: Secretary, Office of the General Counsel, or calls 781-345-0200. If your household is receiving multiple copies of our Annual Report or proxy statement and you wish to request delivery of a single copy, you may send a written request to iRobot Corporation, 63 South Avenue, Burlington, Massachusetts 01803, Attention: Secretary, Office of the General Counsel.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 30, 2006**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file no. 000-51598**

# iROBOT CORPORATION

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware** | **77-0259 335** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **63 South Avenue, Burlington, MA** | **01803** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**(781) 345-0200**
**(Registrant's telephone number, including area code)**

**SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:**
**Common Stock, $0.01 par value per share The NASDAQ Stock Market LLC**

**SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:**
**None**

Indicate by check-mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check-mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by nonaffiliates of the registrant was approximately $292,346,419 based on the last reported sale of the Common Stock on the NASDAQ Global Market on July 1, 2006.

As of February 23, 2007, there were shares 23,860,330 of the registrant's Common Stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

The registrant intends to file a definitive Proxy Statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 30, 2006. Portions such Proxy Statement are incorporated by reference into Part III of this Form 10-K.

## iROBOT CORPORATION

## ANNUAL REPORT ON FORM 10-K
## Year Ended December 30, 2006

## TABLE OF CONTENTS

# PART I

## ITEM 1. *BUSINESS*

*This Annual Report on Form 10-K contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss certain of these risks in greater detail in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. Also, these forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we have no plans to update our forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report. We caution readers not to place undue reliance upon any such forward-looking statements.*

*iRobot, Roomba, Scooba, PackBot and AWARE are trademarks of iRobot Corporation. Gator, M-Gator and R-Gator are trademarks of Deere & Company.*

### Overview

iRobot Corporation ("iRobot" or the "Company") provides robots that enable people to complete complex tasks in a better way. For over 15 years, we have developed proprietary technology incorporating advanced concepts in navigation, mobility, manipulation and artificial intelligence to build industry-leading robots. Our Roomba floor vacuuming robot and Scooba floor washing robot perform time-consuming domestic chores, and our PackBot tactical military robots perform battlefield reconnaissance and bomb disposal. In addition, we are developing the Small Unmanned Ground Vehicle reconnaissance robot for the U.S. Army's transformational Future Combat Systems, or FCS, program and, in conjunction with Deere & Company, the R-Gator unmanned ground vehicle. We sell our robots to consumers through a variety of distribution channels, including chain stores and other national retailers, and our on-line store, and to the U.S. military and other government agencies worldwide.

Since our founding by roboticists who performed research at the Massachusetts Institute of Technology, we have accumulated expertise in all the disciplines necessary to build durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Our core technologies serve as reusable building blocks that we adapt and expand to develop next generation and new products, reducing the time, cost and risk of product development. For example, our proprietary AWARE Robot Intelligence Systems enable the behavioral control of robots. Our AWARE systems allow our Roomba floor vacuuming robot to clean an entire floor while avoiding obstacles and not falling down stairs, and also allow our PackBot robots and the R-Gator unmanned ground vehicle to accomplish complex missions such as waypoint navigation and real-time obstacle avoidance.

Our significant expertise in robot design and engineering, combined with our management team's experience in military and consumer markets, positions us to capitalize on the growth we expect in the market for robot-based products. We believe that the sophisticated technologies in our existing consumer and military applications are adaptable to a broad array of markets such as law enforcement, homeland security, commercial cleaning, elderly care, oil services, home automation, landscaping, agriculture and construction. Our strategy is to maintain a leadership position in pursuing new applications for robot solutions by leveraging our ability to innovate, to bring new products to market quickly, to reduce costs through design and outsourcing capabilities, and to commercialize the results of our research, much of which is government funded.

Over the past five years, we sold more than 2.0 million of our home floor care robots. We also sold during that time more than 800 of our PackBot tactical military robots, most of which have been sold to the U.S. military and deployed on missions in Afghanistan and Iraq.

### Strategy

Our objective is to rapidly invent, design, market and support innovative robots that will expand our leadership globally in our existing and newly addressable markets. Key elements of our strategy to achieve this objective include:

*Deliver Great Products and Continue to Expand Our Existing Markets.* Our success is built upon our ability to deliver innovative products rapidly at economical price points and to offer a broad product line to our customers. Within the consumer market today we offer floor cleaning products for various surfaces at multiple price points, as well as a number of product accessories. We are extending our military robot offerings from small, unmanned ground vehicles (such as our PackBot line of robots) to full-scale autonomous vehicles such as R-Gator. In addition, we intend to leverage our increasing installed base to expand our revenues from recurring sales of consumables, services and support.

*Innovate to Penetrate New Markets.* Our goal is to develop innovative robots to perform dull, dirty or dangerous tasks. We develop robots with functionalities that are adaptable for use in a broad range of applications. We intend to target new markets, such as law enforcement, homeland security, commercial cleaning, elderly care, oil services, home automation, landscaping, agriculture and construction, where robots can create high value and can provide a better way to complete complex tasks.

*Leverage Research and Development Across Different Products and Markets.* We leverage our research and development across all our products and markets. For example, we use technological expertise developed through government-funded research and development projects across our other product development efforts. Similarly, expertise developed while designing consumer products is used in designing products for government and industrial applications. This strategy helps us in avoiding the need to start each robot project from scratch, developing robots in a cost-effective manner and minimizing time to market.

*Continue to Strengthen Our Brand.* We intend to continue to enhance our brand image and corporate identity. The iRobot brand is designed to communicate innovation, reliability, safety and value. Our robots' performance and uniqueness have enabled us to obtain strong word-of-mouth and extensive press coverage leading to increasing brand awareness, brand personality and momentum. We intend to continue to invest in our marketing programs to strengthen our brand recognition and reinforce our message of innovation, reliability, safety and value.

*Continue to Invest Aggressively in Our Business and Our People.* We believe the best path to maximizing long-term profit is to continue to invest significant resources in our business and our people over the next several years. We plan to invest in research and development and sales distribution channels to extend and expand our market. We intend to also continue to hire top talent and invest in our people through training and on-the-job experience. We believe this aggressive reinvestment in our business and our people will help us maintain our market leadership.

*Complement Core Competencies with Strategic Alliances.* Our core competencies are the design, development and marketing of robots. We rely on strategic alliances to provide complementary competencies that we integrate into our products and to enhance market access. For example, our alliance with The Clorox Company, through which Clorox manufactures cleaning fluid, allows us to integrate world-class cleaning technology and know-how into our Scooba floor washing robot. Our alliance with Deere & Company allows us to integrate our robot controls, navigation and obstacle avoidance systems with rugged vehicles manufactured by Deere & Company. We outsource other non-core activities, such as manufacturing and back-office functions, which helps us focus our resources on our core competencies.

*Develop a Community of Third-Party Developers Around Our Platforms.* We have developed products around which communities of third-party developers can create related accessories, software and complementary products. We intend to foster this community by making our products into extensible platforms with open interfaces designed to carry payloads. For example, our robots are designed to allow third-party designers to add sensors and other functionalities, such as acoustic sniper detection and web-based control.

## Technology

We are focused on behavior-based, artificially-intelligent systems developed to meet customer requirements in multiple market segments. In contrast to robotic manufacturing equipment or entertainment systems that are designed to repeat actions in specific, known environments, our systems are designed to complete missions in complex and dynamic real-world environments.

Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions efficiently.

*AWARE Robot Intelligence Systems.* Our proprietary AWARE Robot Intelligence Systems are code bases that enable the behavioral control of robots. Moreover, the AWARE Systems include modules that control behaviors, sensor fusion, power management and communication. Our AWARE systems allow our Roomba floor vacuuming robot and our Scooba floor washing robot to clean an entire floor while avoiding obstacles and not falling down stairs, and also allow our PackBot robots and the R-Gator unmanned ground vehicle to accomplish complex missions such as waypoint navigation and real-time obstacle avoidance.

*Real-World, Dynamic Sensing.* The degree of intelligence that our robots display is directly attributable to their ability to perceive — or sense — the world around them. Using specialized hardware and signal processing, iRobot has developed sensors that fit particular cost-performance criteria. In other cases, we use off-the-shelf sensing hardware, such as laser scanners, cameras and optical sensors.

*User-Friendly Interfaces.* Our robots require that users interact and instruct our robots in intuitive ways without extensive end-user set-up, installation, training or instruction. For example, our Roomba Discovery robot requires only one button to have the robot begin its mission, determine the size of the room to be cleaned, thoroughly clean the room and return to its re-charger, right out of the box without any pre-programmed knowledge of the user's home. Similarly, our PackBot robots use intuitive controllers, interoperable between systems, which integrate high-level supervisory commands from the user into the behaviors of the robot.

*Tightly-Integrated, Electromechanical Design.* Our products rely on our ability to build inherently robust integrated electrical and mechanical components into required form factors. For instance, the computer that powers the PackBot tactical military robot must withstand being dropped from more than ten feet onto concrete. Such high performance specifications require tight design integration.

Combining these four components, we have created proprietary, reusable building blocks of robotics capabilities, including mobility platforms, manipulators, navigation and control algorithms and user interfaces. Our technology building blocks typically allow us to take a known platform and modify it for a new mission instead of starting from scratch for each application. We believe this allows us to design and develop innovative robots rapidly and cost-effectively.

## Products and Development Contracts

We design and sell robots for the consumer and government and industrial markets.

### *Consumer Products*

We sell various products that are designed for use in the home. Our current consumer products are focused on floor cleaning tasks. We believe our consumer products provide value to our customers by producing better cleaning results at an affordable price and by freeing people from repetitive home cleaning tasks.

*Home Floor Cleaning Robots.* Over the past five years, we sold more than 2.0 million home floor care robots. We currently offer eight Roomba models that comprise our second generation floor vacuuming robots and two models of the Scooba floor washing robot with varying price points and performance characteristics.

Our Roomba robot's compact disc shape allows it to clean under beds and other furniture, resulting in cleaner floors since the Roomba can access more of the floor than standard upright vacuum cleaners. Roomba is programmed to keep operating until the floor is clean. In addition, Roomba eliminates the need to push a vacuum — it cleans automatically upon the push of a button.

All of our current Roomba floor vacuuming robots include the following features:

- the ability to sense a "cliff" or drop-off point and to react by reversing course automatically;
- a non-marring bumper to clean up to obstacles without damaging furniture or walls;
- a wide cleaning path to clean an entire room on a single battery charge;
- an edging brush to clean along surface edges;
- dirt-sensing, which allows the Roomba robot to detect dirtier areas in the home and respond by increasing and extending the intensity of its cleaning efforts in that concentrated space; and
- improved cleaning and maintenance operations, enhancing the user friendliness of the Roomba robot.

Our flagship Roomba Discovery robot also features automatic self-docking, which enables the robot to return to its Home Base for battery recharging when its battery runs low or it has cleaned the room, and an advanced power system that charges faster and runs longer than many other vacuums. Roomba Discovery can clean, on average, three rooms on a single charge.

The suggested retail price for Roomba Discovery is $279 per unit. The suggested retail price for our Roomba Red base product is $149 per unit.

The iRobot Roomba Scheduler is our floor vacuuming robot that cleans a room automatically on a user-determined schedule. The Scheduler robot is available in retail outlets at a suggested retail price of $300 per unit.

We also offer a Scheduler accessory kit which allows owners of the Roomba Discovery and Roomba Red to upgrade their robot to achieve scheduling capability. In addition to the Scheduler upgrade kit, we offer other accessories that allow users to upgrade and maintain their Roomba, including virtual wall sensing devices that direct Roomba to clean specific areas, batteries and chargers, filters and brushes, and wall mounts. We plan to continue to develop upgrades to our Roomba product line.

In the third quarter of 2006, we introduced our Dirt Dog Workshop Robot — a floor vacuuming robot designed to pick up small nails, dirt, sawdust and other debris that accumulates in garages, basements and workbench zones. The Dirt Dog is available primarily through the iRobot website at $129 per unit.

Also in 2006, we introduced the Roomba for Pets and the Roomba Discovery for Pets, both of which incorporate a specially designed brush for enhanced performance on pet hair, at retail prices of $220 and $300, respectively. We also introduced the Intellibin for Roomba, which alerts the user when the dust bin is full and needs to be emptied. Intellibin was initially offered on the Roomba Scheduler platform and has since been expanded to other Roomba platforms.

*iRobot Scooba.* Scooba, our second major consumer product line, is the first floor washing robot available for home use. Our Scooba robot utilizes the expertise gained from years of Roomba development to create a robot that scrubs your floor.

Our Scooba robot's innovative cleaning process allows the robot to simultaneously sweep, wash, scrub and dry hard floors, all at the touch of a button. Unlike a conventional mop that spreads dirty water on the floor, Scooba will apply only fresh water and cleaning solution to the floor from a clean tank. Scooba will clean wet spills in addition to dirt and grime, and it is safe for use on all sealed, hard floor surfaces, including wood and tile.

Scooba has the ability to navigate around the room using a light-touch bumper and is smart enough to avoid carpets. Scooba features the most advanced diagnostic system of any of our consumer robots to provide the user with important maintenance feedback and improve user experience and product life. The suggested retail price for Scooba 5800 and Scooba 5900, our floor washing robots, are $299 and $399, respectively.

With The Clorox Company, we have developed a specially-engineered cleaning solution for use with the Scooba floor washing robot. We began collaborating with The Clorox Company in 2004 to create a cleaning solution that, when combined with the Scooba, would clean hard floor surfaces and assist in the mobility of the robot. We are currently jointly marketing this specially-engineered cleaning solution with The Clorox Company.

### *Government and Industrial Products*

Our current government and industrial product offerings extend from our PackBot line of small, unmanned ground robots to the prototype R-Gator autonomous vehicle. Our government and industrial robots are designed for high-performance, durability and ease of use. Our PackBot family of robots is based on a common platform and is currently priced from approximately $50,000 to $120,000 per unit.

*iRobot PackBot Scout.* PackBot Scout is a portable, tactical, mobile robot designed for military operations in urban terrain and other 21st century battle missions. This lightweight, rugged robot can be hand-carried and deployed by a single soldier. Deployed in Afghanistan and Iraq for the past several years, PackBot Scout is designed to search dangerous or inaccessible areas, providing soldiers with a safe first look so they know what to expect and how to respond. Less than 20 centimeters high and only 18 kilograms fully loaded, PackBot Scout offers five open payload bays for significant upgrade potential. The PackBot Scout is our most rugged PackBot configuration, able to sustain a 10-foot drop onto concrete and still function properly.

*iRobot PackBot Explorer.* PackBot Explorer is designed for performing real-time targeting and battle damage assessment in dangerous or inaccessible areas or other urban warfare scenarios. PackBot Explorer can enter the danger zone before responders are exposed to risk and function as the incident commander's remote information gatherer. PackBot Explorer can help assess the situation, ensure the appropriate response, and reduce risk.

*iRobot PackBot EOD.* PackBot EOD is a rugged, lightweight robot designed to conduct explosive ordnance disposal, hazardous materials, search-and-surveillance and other vital law enforcement tasks for bomb squads, SWAT teams, military units and other authorities. PackBot EOD can handle a full range of improvised explosive devices and conventional ordnance disposal challenges. Our PackBot EOD robot's lightweight and rugged OmniReach Manipulator System can extend up to six feet to safely disrupt improvised explosive devices, military ordnance, land mines and other incendiary devices.

In 2006, we focused on developing various payloads for the PackBot platform. In particular, we have teamed with ICx Technologies to integrate its explosive-detection technology onto the combat-proven PackBot platform. The payload can detect explosives' vapors emanating from improvised explosive devices.

*R-Gator: Autonomous Unmanned Ground Vehicle.* The R-Gator prototype is built on the well-established, rugged Deere & Company M-Gator military utility vehicle platform and is enhanced with iRobot robotic controls, navigation and obstacle avoidance systems. The R-Gator is designed to serve numerous important roles, acting as unmanned scout, "point man," perimeter guard, as well as pack/ammunition/supply carrier for soldiers. In conjunction with Deere & Company, we expect to produce a number of R-Gator prototypes in 2007, some of which will be used for evaluation by a number of potential government customers. The net proceeds of R-Gator sales will be shared between us and Deere & Company, subject to recoupment of each party's respective contribution to the project. While early editions of these units will be targeted exclusively for military use, there are many potential industrial applications for the technology derived from the R-Gator program, including potential applications in agriculture, perimeter patrol, above-ground pipeline security and logistics.

### *Contract Research and Development Projects*

We are involved in several contract development projects with various U.S. governmental agencies and departments. The durations of these projects range from a few months to several years. These projects are usually funded as either cost-plus arrangements or time and materials contracts. In a cost-plus contract, we are allowed to recover our actual costs plus a fixed fee. The total price on a cost-plus contract is based primarily on allowable costs incurred, but generally is subject to a maximum contract funding limit. On our time and materials contracts, we recover a specific amount per hour worked based on a bill rate schedule, plus the cost of direct materials, subcontracts, and other non-labor costs, including an agreed-upon mark-up. A time and materials contract may provide for a not-to-exceed price ceiling, as well as the potential that we will absorb any cost overrun.

Government funding is provided to further the development of robot technologies to solve various in-field challenges and with the expectation that if the projects result in the development of technically viable prototypes, then the government will purchase multiple production units for future use in the field. The government funding that we receive allows iRobot to accelerate the development of multiple technologies. While the U.S. government retains certain rights to military projects that it has funded, such as the right to use inventions and disclose technical data relating to those projects without constraining the recipient's use of that data, we retain ownership of patents and know-how and are generally free to develop other commercial products, including consumer and industrial products, utilizing the technologies developed during these projects. The rights which the government retains, however, may allow it to provide use of patent rights and know-how to others, and some of the know-how might be used by these third parties for their own development of consumer and industrial products. The contract development projects that we are currently undertaking include, but are not limited to:

*Small Unmanned Ground Vehicle (SUGV).* FCS is a major program intended to transform the U.S. Army to be strategically responsive and dominant at every point on the spectrum of operations, through real-time network centric communications and systems of a family of manned vehicles and unmanned platforms by the next decade. The FCS program combines advanced technologies, organizations, people and processes with concepts to create new sources of military power that are more responsive, deployable, agile, versatile, lethal, survivable and sustainable. The FCS system of systems is designed to provide increased strategic responsiveness, adaptive modular organizations, and units of action with three to seven days of self-sustainment.

Our specific role in the FCS program is to design and develop the SUGV, which is intended to be the "soldier's robot." The SUGV is expected to be a light-weight, man-portable robot that will support reconnaissance, remote sensing and urban warfare. Our involvement in the FCS program has enabled us to improve various management and control systems and enhance our engineering capabilities to achieve the Software Executive Institute's Configuration Maturity Model, or CMM, certification Level III. The program has also funded the development of earned value measurement and advanced modeling and simulation.

*Warrior (formerly named NEOMover).* Warrior is a 250-pound tracked vehicle, capable of transporting up to 150 pounds of payload, with a small footprint and extreme mobility. This effort is sponsored by the Technical Support Working Group, or TSWG. The Warrior design incorporates a number of concepts present in other iRobot remote controlled vehicles and demonstrates many of the advantages that modular payloads and common interfaces can bring to the explosive ordnance disposal community. There are two goals of this effort. The first is to advance the maturity levels of the Warrior hardware, firmware and software, and to enhance environmental ruggedness to a level suitable for small quantity manufacturing and evaluation of Warrior platforms in field trials. The second is to maintain a level of architectural openness for future component integration with other TSWG common architecture components to enable continued future development.

*Sentinel.* Sentinel is an applied research project funded by the U.S. Army Tank – Automation and Armaments Command, or TACOM. Unmanned Ground Vehicles, or UGVs, have taken an increasingly prominent role in the modern battlespace, whether providing intelligence, surveillance and reconnaissance, or performing vital force protection functions such as searching for vehicle-borne improvised explosive devices. In order for these unmanned systems to realize their full potential as a force multiplier, they must grow beyond their one-operator-per-vehicle command and control metaphors. Sentinel is aimed at developing intuitive user interface technologies and UGV autonomy allowing a single human operator to effectively control and coordinate multiple semi-autonomous UGVs.

*Tactical Teams.* The Defense Advanced Research Projects Agency, or DARPA, has funded initial research into how mixed teams of human and robot agents can best work together towards achieving a common mission goal. Key features of this project include the development of more natural methods of communication between robots and humans (gesture or speech recognition) and team member identification. Natural communications will eliminate the need for constant joystick control of the robotic agents, enabling them to be used in scenarios without the limitation of dedicated robotic control personnel, head-down to a console. The ultimate goal of Tactical Teams is to field a mixed team of humans and robots and to employ them effectively in a building clearance maneuver.

The Company is engaged in a number of other research programs funded by the U.S. Army Research, Development & Engineering Center, or ARDEC, TACOM, and several other U.S. governmental agencies.

### Strategic Alliances

Our strategic alliances are an important part of our product development and distribution strategies. We rely on strategic alliances to provide technology, complementary product offerings and increased and quicker access to markets. We seek to form relationships with those entities that can provide best-in-class technology or complementary market advantages for establishing iRobot technology in new market segments.

Among the strategic alliances we have established with commercial entities are the following:

*Deere & Company.* We have entered into a strategic business agreement with the commercial and consumer equipment division of Deere & Company to explore and potentially collaborate on multiple projects involving technology and product development and commercialization efforts. We have collaborated with Deere & Company on the development of the R-Gator unmanned ground vehicle. Deere & Company has provided funded research and development, access to its M-Gator military utility vehicle platform and certain other technology, and we have provided robot technologies, including our AWARE Robot Intelligence Systems. Technology jointly developed under the agreement will be owned by both Deere & Company and us, and technology independently developed by either Deere & Company or us will be owned by the developing party. We and Deere & Company expect to produce a limited number of R-Gator prototypes for evaluation by potential customers. Net proceeds from sales of the R-Gator generally will be shared equally between us and Deere & Company, subject to recoupment of each party's respective contribution to the project.

To facilitate management of the R-Gator project and additional collaborative activities, we and Deere & Company have established a joint management committee to develop proposals for projects, oversee and report on the progress and fulfillment of projects, and seek opportunities to further the goals of the strategic business relationship through joint demonstration of technology and products at trade shows, industry days and internal management reviews. We believe that our strategic alliance with Deere & Company will lead to technologies, and later products, that are directly applicable to serving markets such as agricultural and construction equipment, in which we believe autonomous vehicles can play a significant role. Under the agreement, we have agreed not to work with any third party on projects competitive with certain Deere & Company products if Deere & Company makes minimum annual payments to us under the agreement of at least $2.0 million, or as otherwise mutually agreed.

*The Clorox Company.* We have entered into a joint development and license agreement with The Clorox Company, whereby Clorox is the exclusive provider of the cleaning solution for the Scooba floor washing robot. Our alliance with The Clorox Company allows us to integrate their cleaning technology and know-how into our floor washing robot and improves consumer perception and awareness of our brand by association and through joint marketing.

Our strategy of working closely with third parties extends to the design of our products. By offering extensible platforms designed to carry payloads, we have designed and manufactured our products to leverage the work of those individuals and organizations that offer specialized technological expertise. The PackBot, the Roomba and the Scooba robots are designed with open interfaces that allow third-party designers to add sensors or other functionality to our robots.

### Sales and Distribution Channels

We sell our products through distinct sales channels to the consumer and government and industrial markets.

#### *Home Robots*

We sell our consumer products through a network of national retailers. In 2006, this network consisted of more than 20 retailers, representing over 7,000 stores in the United States, each of which sold some combination of these products. We also offer our products through the iRobot on-line store on our website. Internationally, our products are sold in over 40 countries, primarily through in-country distributors who resell to retail stores in their respective countries.

We have a philosophy to choose supportive channel partners, and we have grown, and intend to continue to selectively grow our retail network globally and by product line. We began with four retailers in 2002, grew to twelve retailers in 2003, 15 retailers in 2004, 19 retailers in 2005 and have continued to expand our retail network to more than 20 retailers in 2006. Certain smaller domestic retail operations are supported by distributors to whom we sell product directly. The table below represents the breakdown of our home robots product revenue for the fiscal years ended December 30, 2006 and December 31, 2005.

| | Fiscal Year Ended | |
|---|---|---|
| Channel | December 30, 2006 | December 31, 2005 |
| Domestic | 72.7% | 79.6% |
| International | 11.3 | 11.1 |
| Direct | 16.0 | 9.3 |
| Total | 100.0% | 100.0% |

Although, our retail network is our primary distribution channel for our consumer products, the continued investment in our direct-to-consumer offerings through the iRobot on-line store has resulted in this direct channel increasing to 16.0% of home robots division revenue in fiscal 2006 compared to 9.3% in fiscal 2005. We have established valuable databases and customer lists that allow us to target directly those consumers most likely to purchase a new robot or upgrade. We believe we maintain a close connection with our customers in each of our markets to provide an enhanced position from which to improve our distribution and product offerings.

In the United States, we maintain an in-house sales and product management team of eleven employees. Outside the United States and Canada, we sell our consumer products through distributors. Our consumer distribution strategy is intended to increase our global penetration and presence while maintaining high quality standards to ensure end-user satisfaction.

### *Government and Industrial*

We sell our government and industrial products directly to end users and indirectly through prime contractors. While the majority of government and industrial products have been sold to date to various operations within the U.S. Federal government, we also sell to state and local government organizations. Our military products are sold overseas in compliance with the International Trafficking in Arms Regulations, or ITAR. We have sold our products to the governments of various countries in the past several years, including The United Kingdom, France, Germany, Israel, Singapore and Sweden.

Customers and sponsors for our government products and contracts for the year ended December 30, 2006 include:

| Research Support Agencies | Government Customers |
|---|---|
| • U.S. Defense Advanced Research Projects Agency (DARPA) | • U.S. Army |
| • U.S. Space and Naval Warfare Systems Command (SPAWAR) | • U.S. Marine Corps/U.S. Navy |
| • U.S. Army Tank-Automotive and Armaments Command (TACOM) | • U.S. Army |
| • Technical Support Working Group (TSWG) | • U.S. Air Force |
| • U.S. Army Armament Research, Development and Engineering Center (ARDEC) | • U.S. Army |
| • National Center for Defense Robotics (NCDR) | • Independent non-government technical collaborative based in Pennsylvania |

Our government products are sold by a team of 15 government sales specialists with significant experience in selling to government and defense agencies. All of these individuals have years of experience selling military products to government procurement offices, both in the United States and internationally. We maintain a single person direct sales and support presence in Europe.

### *Customer Service and Support*

We also invest in our ongoing customer service and support. Consumer customer service representatives, some of whom are in-house and some of whom are employees of outsourced service organizations, are extensively trained on the technical intricacies of our consumer products. Government and industrial customer representatives are usually former military personnel who are experienced in logistical and technical support requirements for military operations.

## Marketing and Brand

iRobot markets its home robots in the United States to end-user customers directly through our sales and product management team of 11 employees. We also market our consumer products in the United States through our retail network of 22 national retailers and internationally through in-country distributors. We market our government and industrial products directly through our team of 15 government sales specialists to end users and indirectly through prime contractors. We also market our product offerings through the iRobot website. Our marketing strategy is to increase our brand awareness and associate the iRobot brand with innovation, reliability, safety and value. Our sales and marketing expenses represented 18.0% and 15.3% of our total revenue in 2006 and 2005, respectively.

We believe that we have built a trusted, recognized brand by providing high-quality robots. We believe that customer word-of-mouth has been a significant driver of our brand's success to date, which can work very well for products that inspire a high level of user loyalty because users are likely to share their positive experiences. Our grass-roots marketing efforts focus on feeding this word-of-mouth momentum and we use public relations and advertising to promote our products.

Our innovative robots and public relations campaigns have generated extensive press coverage. In addition, iRobot and our consumer robots have won several awards and our inclusion as the only small business among the first tier partners on the FCS program has greatly enhanced our brand and awareness among government and industrial customers. Through these efforts, we have been able to build our brand, and we expect that our reputation for innovative products and customer support will continue to play a significant role in our growth and success.

We expect to accelerate our investment in national advertising, consumer and industry trade shows, direct marketing and public relations to further build brand awareness. We believe that our significant in-house experience designing direct marketing campaigns and promotional materials, combined with our media-targeting expertise, gives us a significant competitive advantage.

Our website is also playing an increasing role in supporting brand awareness, addressing customer questions and serving as a showcase for our products. Our home robots and accessories are also sold through our online store. In 2006, the online store was the single largest channel of our home robots division products.

## Manufacturing

Our core competencies are the design, development and marketing of robots. Our manufacturing strategy is to outsource non-core activities, such as the production of our robots, to third-party entities skilled in manufacturing. By relying on the outsourced manufacture of both our consumer and military robots, we can focus our engineering expertise on the design of robots.

Using our engineering team, we believe that we can rapidly prototype design concepts and products to achieve optimal value, produce products at lower cost points and optimize our designs for manufacturing requirements, size and functionality.

Manufacturing a new product requires a close relationship between our product designers and the manufacturing organizations. Using multiple engineering techniques, our products are introduced to the selected production facility at an early-development stage and the feedback provided by manufacturing is incorporated into the design before tooling is finalized and mass production begins. As a result, we believe that we can significantly reduce the time required to move a product from its design phase to mass production deliveries, with improved quality and yields.

Since 2002, we have outsourced the manufacturing of our consumer products to one contract manufacturer, Jetta Company Limited, at a single plant in China. Jetta Company Limited has been manufacturing products since 1977 and brings substantial experience to our production requirements. Jetta Company Limited has several manufacturing locations and last year expanded one of its facilities to increase capacity for the production of our Roomba and Scooba robots. Combined with our own engineering operations in India and Hong Kong, this allows us to design our products in the United States, use our own engineers in India and Hong Kong as the technical interface with the facilities in China, and benefit from the experience of Jetta Company Limited and its engineers.

Our government and industrial products are manufactured by Gem City Engineering Corporation at one plant in Dayton, Ohio. Gem City Engineering Corporation's location is particularly important as military products supplied to the U.S. government must have the majority of their content manufactured in the United States. Gem City Engineering Corporation has multiple facilities and relies on other subcontractors for certain component manufacturing capabilities. Gem City Engineering Corporation has been in the business of manufacturing primarily metal-tooled products since 1936, and has produced numerous products for military contractors. We believe that their engineers are skilled in the production of products meeting military specifications, preparing final products for military inspection and conducting quality reviews.

## Research and Development

We believe that our future success depends upon our ability to continue to develop new products and product accessories, and enhancements to and applications for our existing products. For the years ended December 30, 2006, December 31, 2005 and 2004, our research and development expenses were $17.0 million, $11.6 million and $5.5 million, respectively. In addition to our internal research and development activities, for the years ended December 30, 2006, December 31, 2005 and 2004, we have incurred research and development expenses under funded development arrangements with governments and industrial third parties of $15.6 million, $12.5 million and $8.4 million, respectively. Of our total research and development spending in 2006 and 2005, approximately 36.4% and 37.2%, respectively was funded by government-sponsored research and development contracts. We intend to continue our investment in research and development to respond to and anticipate customer needs, and to enable us to introduce new products over the next few years that will continue to address our existing market sectors.

### *Team Organization*

Our research and development is conducted by small teams of individuals dedicated to particular projects, examples of which. include the Roomba team, Scooba team, Warrior team and PackBot team. In connection with our FCS SUGV program involving more than 50 employees, we have instituted a formal integrated product team structure consisting of integrated System of Systems, Integrated Logistical Support, Program Operations and Business Operations teams to work together to deliver a platform that integrates with the FCS system of systems.

### *Global Engineering*

Our domestic research and development efforts are primarily located at our headquarters in Burlington, Massachusetts, and our special projects engineering office in San Luis Obispo, California. In addition, we have an engineering design center in India and a product development team working out of Hong Kong. Our global engineering development process for consumer products allows us to leverage the time differences between our United States operations and our teams in Asia resulting in a fast, low cost global design and manufacturing cycle. The first stage of the cycle takes place in our Burlington, Massachusetts office where we focus on product definition, prototyping, market research and financial analysis. We then create a design that is manufacturable, including complete modeling and simulation and initial validation of the product/market concept. After the initial development of the prototypes, we leverage the teams in India and Hong Kong for the production stage of the cycle. During this stage, engineers on two continents work on refining the designs, preparing the product for manufacturing and working through the issues for pilot production, including detailed regression testing. The product is then turned over to the contract manufacturer for volume production.

### *Spiral Development*

One of the methods we use to develop military products is a "spiral development" process to get field tested equipment to the troops more quickly. After we develop a new product or product upgrade that will fulfill the desired requirements of the user, the product is tested with soldiers in the field. The user provides performance feedback on the product to the in-field engineer. Revisions are made quickly to retest in the field. This method has allowed our research and development team to not only make revisions on existing products quickly and efficiently, but also capture feedback for future upgrades and innovations to meet user needs. An example of our spiral development process was the introduction of our first PackBot tactical military robot. When the PackBot was first deployed by the U.S. Army in Afghanistan, we sent one of our technical program managers into the field with the robot. The soldiers gave feedback upon returning from a mission, and our development team made the desired changes to the software. These changes were then downloaded to the PackBot in Afghanistan, sometimes even before the next mission. In addition, based on design ideas from the soldiers using the PackBot, our engineers developed the PackBot Explorer, a recent addition to our PackBot product line. We intend to solicit similar user feedback in the field for the new prototype R-Gator intelligent vehicle to capture the users' operational requirements as the product advances in development.

### *Leveraged Model*

Our research and development efforts for our next-generation products are supported by a variety of sources. Our next-generation military products are predominately supported by U.S. governmental research organizations such as the Defense Advanced Research Projects Agency, or DARPA, U.S. Space and Warfare Command, or SPAWAR, Technical Support Working Group, or TSWG, U.S. Army Tank-Automotive and Armaments Command, or TACOM, U.S. Army Armament Research, Development and Engineering Center, or ARDEC, and the U.S. Army's FCS program. While the U.S. government retains certain rights in the research projects that it has funded, we retain ownership of patents and know-how and are generally free to develop other commercial products, including consumer and industrial products, utilizing the technologies developed during these projects. Similarly, expertise developed while designing consumer products is used in designing products for government and industrial applications. We also work with strategic collaborators to develop industry-specific technologies. Moreover, we continue to reinvest in advanced research and development projects to maintain our technical capability and to enhance our product offerings.

## Competition

The market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. We believe that a number of established companies have developed or are developing robots that will compete directly with our product offerings, and many of our competitors have significantly more financial and other resources than we possess. Our current principal competitors include:

- developers of robot floor care products such as AB Electrolux, Alfred Kärcher GmbH & Co., Samsung Electronics Co., Ltd., LG Electronics Inc., Infinuvo/Metapo, Inc, Matsutek Enterprises Co Ltd. and Yujin Robotic Co. Ltd.;

- developers of small unmanned ground vehicles such as Foster-Miller, Inc. — a wholly owned subsidiary of QinetiQ North America, Inc., Allen-Vanguard Corporation, and Remotec — a division of Northrop Grumman Corporation; and

- established government contractors working on unmanned systems such as Lockheed Martin Corporation, BAE Systems, Inc. and General Dynamics Corporation.

While we believe many of our customers purchase our Roomba floor cleaning robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners, we do compete in some cases with providers of traditional vacuum cleaners.

We believe that the principal competitive factors in the market for robots include product features, performance for the intended mission, cost of purchase, total cost of system operation, including maintenance and support, ease of use, integration with existing equipment, quality, reliability, customer support, brand and reputation.

Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products.

**Intellectual Property**

We believe that our continued success depends in large part on our proprietary technology, the intellectual skills of our employees and the ability of our employees to continue to innovate. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights.

As of December 30, 2006, we held 28 U.S. patents and more than 50 pending U.S. patent applications. Also, we held 9 foreign patents, additional design registrations, and more than 30 pending foreign applications. Our first U.S. patent is set to expire in 2008. We do not expect the expiration of this patent to adversely affect our intellectual property position. Our other U.S. patents will begin to expire in 2019. We will continue to file and prosecute patent (or design registration, as applicable) applications when and where appropriate to attempt to protect our rights in our proprietary technologies. We also encourage our employees to continue to invent and develop new technologies so as to maintain our competitiveness in the marketplace. It is possible that our current patents, or patents which we may later acquire, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents for our pending patent applications or other inventions we seek to protect. In that regard, we sometimes permit certain intellectual property to lapse or go abandoned under appropriate circumstances and due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we subsequently abandon them. It is also possible that we may not develop proprietary products or technologies in the future that are patentable, or that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm or altogether preclude our ability to do business.

Our registered U.S. trademarks include iRobot, Roomba, PackBot and Virtual Wall. Our marks, iRobot and Roomba, and certain other trademarks, have also been registered in selected foreign countries.

Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours. Legal protections afford only limited protection for our technology. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties have in the past attempted, and may in the future attempt, to copy aspects of our products or to obtain and use information that we regard as proprietary. Third parties may also design around our proprietary rights, which may render our protected products less valuable, if the design around is favorably received in the marketplace. In addition, if any of our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. We cannot assure you that our products do not infringe patents held by others or that they will not in the future. We have received in the past communications from third parties relating to technologies used in our Roomba floor vacuuming robots that have alleged infringement of patents or violation of other intellectual property rights. In response to these communications, we have contacted these third parties to convey our good faith belief that we do not infringe the patents in question or otherwise violate those parties' rights. Although there have been no additional actions or communications with respect to these allegations, we cannot assure you that we will not receive further correspondence from these parties, or not be subject to additional allegations of infringement from others. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

**Regulations**

We are subject to various government regulations, including various U.S. federal government regulations as a contractor and subcontractor to the U.S. federal government. Among the most significant U.S. federal government regulations affecting our business are:

- the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;
- the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantages;
- the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government, and impose penalties on the basis of false statements, even if they do not result in a payment; and
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

We also need special security clearances to continue working on and advancing certain of our projects with the U.S. federal government. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.

The nature of the work we do for the federal government may also limit the parties who may invest in or acquire us. Export laws may keep us from providing potential foreign acquirers with a review of the technical data they would be acquiring. In addition, there are special requirements for foreign parties who wish to buy or acquire control or influence over companies that control technology or produce goods in the security interests of the United States. There may need to be a review under the Exon-Florio provisions of the Defense Production Act. Finally, the government may require a prospective foreign owner to establish intermediaries to actually run that part of the company that does classified work, and establishing a subsidiary and its separate operation may make such an acquisition less appealing to such potential acquirers.

In addition, the export from the United States of many of our products may require the issuance of a license by the U.S. Department of Commerce under the Export Administration Act, as amended, and its implementing Regulations as kept in force by the International Emergency Economic Powers Act of 1977, as amended. Some of our products may require the issuance of a license by the U.S. Department of State under the Arms Export Control Act and its implementing Regulations, which licenses are generally harder to obtain and take longer to obtain than do Export Administration Act licenses.

**Government Product Backlog**

Our government product backlog consists of written orders or contracts to purchase our products received from our government customers. Total backlog of product sales to government customers as of December 30, 2006 and

December 31, 2005 amounted to approximately $7.5 million and $10.9 million, respectively. We do not have long-term contracts with non-government customers, and purchases from our non-government customers generally occur on an order-by-order basis, which can be terminated or modified at any time by these customers. In addition, our funded research and development contracts may be cancelled or delayed at any time without significant, if any, penalty. As a result, we believe that backlog with respect to product sales to our non-government customers and funded research and development is not meaningful. There can be no assurance that any of our backlog will result in revenue.

### Employees

As of December 30, 2006, we had 371 full-time employees located in the United States and abroad, of whom 190 are in research and development, 75 are in operations, 31 are in sales and marketing and 75 are in general and administration. We believe that we have a good relationship with our employees.

### Available Information

We were incorporated in California in August 1990 under the name IS Robotics, Inc. and reincorporated as IS Robotics Corporation in Massachusetts in June 1994. We reincorporated in Delaware as iRobot Corporation in December 2000. We conduct operations and maintain a number of subsidiaries in the United States and abroad, including operations in Hong Kong and India. We also maintain iRobot Securities Corporation, a Massachusetts securities corporation, to invest our cash balances on a short-term basis. Our website address is www.irobot.com. Our Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through the investor relations page of our internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

## ITEM 1A. *RISK FACTORS*

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This discussion highlights some of the risks which may affect future operating results. These are the risks and uncertainties we believe are most important for you to consider. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer.

### Risks Related to Our Business

***We operate in an emerging market, which makes it difficult to evaluate our business and future prospects.***

Robots represent a new and emerging market. Accordingly, our business and future prospects are difficult to evaluate. We cannot accurately predict the extent to which demand for consumer robots will increase, if at all. Moreover, there are only a limited number of major programs under which the U.S. federal government is currently funding the development or purchase of military robots. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

- generate sufficient revenue and gross profit to maintain profitability;
- acquire and maintain market share in our consumer and military markets;
- manage growth in our operations;
- attract and retain customers of our consumer robots;
- develop and renew government contracts for our military robots;
- attract and retain additional engineers and other highly-qualified personnel;
- adapt to new or changing policies and spending priorities of governments and government agencies; and
- access additional capital when required and on reasonable terms.

If we fail to successfully address these and other challenges, risks and uncertainties, our business, results of operations and financial condition would be materially harmed.

***Our financial results often vary significantly from quarter-to-quarter due to a number of factors, which may lead to volatility in our stock price.***

Our quarterly revenue and other operating results have varied in the past and are likely to continue to vary significantly from quarter-to-quarter. For instance, our consumer product revenue is significantly seasonal. For the fiscal years ended December 30, 2006 and December 31, 2005, 64.5% and 79.8%, respectively, of our revenue from sales of consumer products has been generated in the second half of the year. This variability may lead to volatility in our stock price as equity research analysts and investors respond to these quarterly fluctuations. These fluctuations will be due to numerous factors including:

- seasonality in the sales of our consumer products;
- the size and timing of orders from retail stores for our home floor care robots;
- the size and timing of orders from military and other government agencies;
- the mix of products that we sell in the period;
- disruption of supply of our products from our manufacturers;
- the inability to attract and retain qualified, revenue-generating personnel;
- unanticipated costs incurred in the introduction of new products;

Form 10-K

- costs of labor and raw materials;
- changes in our rate of returns for our consumer products;
- our ability to introduce new products and enhancements to our existing products on a timely basis;
- price reductions;
- the amount of government funding and the political, budgetary and purchasing constraints of our government agency customers; and
- cancellations, delays or contract amendments by government agency customers.

Revenue for any particular quarter and revenue from sales of our consumer products are difficult to predict. Chain stores and other national retailers typically place orders for the holiday season in the third quarter and early in the fourth quarter. The timing of these holiday season shipments could materially affect our third or fourth quarter results in any fiscal year. Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

***Our future profitability is uncertain, and we have a limited operating history on which you can base your evaluation of our business.***

As a result of historical operating losses, we had an accumulated deficit of $20.7 million at December 30, 2006. Because we operate in a rapidly evolving industry, we have difficulty predicting our future operating results, and we cannot be certain that our revenue will grow at rates that will allow us to maintain profitability on a quarterly or annual basis. In addition, we only have a limited operating history on which you can base your evaluation of our business. If we fail to maintain profitability, the market price of our common stock will likely fall.

***We introduced our Scooba home robot product line at multiple price points. If this product line does not generate significant sales in the future, our revenue and operating results would be negatively impacted.***

In December 2005, we made our Scooba floor washing robot available for volume distribution. We have limited experience with the enhancement, development and introduction of new product lines. We introduced the Scooba line of robots at a suggested retail price of $399 per unit, and in 2006 we introduced a second unit at $299 per unit. For this second unit, we devoted significant time and incurred significant expenses in connection with developing the product. The second unit was introduced toward the end of the second quarter of 2006. We are unable to determine at this time whether any of our Scooba floor washing robots will attain market acceptance, at any price, or generate significant sales to consumers. Our revenues and operating results in 2007 and in the future will depend in part on the success of this product line, and our revenues and operating results will be negatively impacted if this product line does not generate significant sales to consumers or support pricing that allows us to achieve an acceptable gross margin.

***A majority of our business currently depends on our consumer robots, and our sales growth and operating results would be negatively impacted if we are unable to enhance our current consumer robots or develop new consumer robots at competitive prices or in a timely manner.***

For the years ended December 30, 2006 and December 31, 2005, we derived 59.5% and 65.4% of our total revenue from our home floor care robots, respectively. For the foreseeable future, we expect that a majority of our revenue will continue to be derived from sales of home floor care products. Accordingly, our future success depends upon our ability to further penetrate the consumer home floor care market, to enhance our current consumer products and develop and introduce new consumer products offering enhanced performance and functionality at competitive prices. The development and application of new technologies involve time, substantial costs and risks. For example, we have devoted significant time and incurred significant expenses in connection with the development of our Scooba robot, which is designed to sweep, wash, scrub and dry hard floors, and during 2006 we made our Scooba robot available for volume distribution. Our results in 2007 will depend in part on the success of this product line, and there can be no assurance that it will maintain any level of retail or consumer acceptance. Our inability to achieve significant sales of our Scooba robot, or to enhance, develop and introduce other products in a timely manner, or at all, would materially harm our sales growth and operating results.

***We depend on the U.S. federal government for a significant portion of our revenue, and any reduction in the amount of business that we do with the U.S. federal government would negatively impact our operating results and financial condition.***

For the years ended December 30, 2006 and December 31, 2005, we derived 34.4% and 28.3% of our total revenue, respectively, directly or indirectly, from the U.S. federal government and its agencies. Any reduction in the amount of revenue that we derive from the U.S. federal government without an offsetting increase in new sales to other customers would have a material adverse effect on our operating results.

Our participation in specific major U.S. federal government programs is critical to both the development and sale of our military robots. For example, in the years ended December 30, 2006 and December 31, 2005, 59.8% and 59.7% of our contract revenue was derived from our participation in the U.S. Army's Future Combat Systems program, respectively. Future sales of our PackBot robots will depend largely on our ability to secure contracts with the U.S. military under its robot programs. We expect that there will continue to be only a limited number of major programs under which U.S. federal government agencies will seek to fund the development of, or purchase, robots. Our business will, therefore, suffer if we are not awarded, either directly or indirectly through third-party contractors, government contracts for robots that we are qualified to develop or build. In addition, if the U.S. federal government or government agencies terminate or reduce the related prime contract under which we serve as a subcontractor, revenues that we derive under that contract could be lost, which would negatively impact our business and financial results. Moreover, it is difficult to predict the timing of the award of government contracts and our revenue could fluctuate significantly based on the timing of any such awards.

Even if we continue to receive funding for research and development under these contracts, there can be no assurance that we will successfully complete the development of robots pursuant to these contracts or that, if successfully developed, the U.S. federal government or any other customer will purchase these robots from us. The U.S. federal government has the right when it contracts to use the technology developed by us to have robots supplied by third parties. Any failure by us to complete the development of these robots, or to achieve successful sales of these robots, would harm our business and results of operations.

***Our contracts with the U.S. federal government contain certain provisions that may be unfavorable to us and subject us to government audits, which could materially harm our business and results of operations.***

Our contracts and subcontracts with the U.S. federal government subject us to certain risks and give the U.S. federal government rights and remedies not typically found in commercial contracts, including rights that allow the U.S. federal government to:

- terminate contracts for convenience, in whole or in part, at any time and for any reason;
- reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;
- cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
- exercise production priorities, which allow it to require that we accept government purchase orders or produce products under its contracts before we produce products under other contracts, which may displace or delay production of more profitable orders;
- claim certain rights in products provided by us; and
- control or prohibit the export of certain of our products.

Several of our prime contracts with the U.S. federal government do not contain a limitation of liability provision, creating a risk of responsibility for direct and consequential damages. Several subcontracts with prime contractors hold the prime contractor harmless against liability that stems from our work and do not contain a limitation of liability. These provisions could cause substantial liability for us, especially given the use to which our products may be put.

In addition, we are subject to audits by the U.S. federal government as part of routine audits of government contracts. As part of an audit, these agencies may review our performance on contracts, cost structures and compliance with applicable laws, regulations and standards. If any of our costs are found to be allocated improperly to a specific contract, the costs may not be reimbursed and any costs already reimbursed for such contract may have to be refunded. Accordingly, an audit could result in a material adjustment to our revenue and results of operations. Moreover, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the government.

If any of the foregoing were to occur, or if the U.S. federal government otherwise ceased doing business with us or decreased the amount of business with us, our business and operating results could be materially harmed and the value of your investment in our common stock could be impaired.

***Some of our contracts with the U.S. federal government allow it to use inventions developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.***

Some of our contracts allow the U.S. federal government rights to use, or have others use, patented inventions developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose technical data without constraining the recipient in how that data is used. The ability of third parties to use patents and technical data for government purposes creates the possibility that the government could attempt to establish additional sources for the products we provide that stem from these contracts. It may also allow the government the ability to negotiate with us to reduce our prices for products we provide to it. The potential that the government may release some of the technical data without constraint creates the possibility that third parties may be able to use this data to compete with us in the commercial sector.

***Government contracts are subject to a competitive bidding process that can consume significant resources without generating any revenue.***

Government contracts are frequently awarded only after formal competitive bidding processes, which are protracted. In many cases, unsuccessful bidders for government agency contracts are provided the opportunity to protest certain contract awards through various agency, administrative and judicial channels. If any of the government contracts awarded to us are protested, we may be required to expend substantial time, effort and financial resources without realizing any revenue with respect to the potential contract. The protest process may substantially delay our contract performance, distract management and result in cancellation of the contract award entirely.

***We depend on single source manufacturers, and our reputation and results of operations would be harmed if these manufacturers fail to meet our requirements.***

We currently depend on one contract manufacturer, Jetta Company Limited, to manufacture our home robot products at a single plant in China and rely on one contract manufacturer, Gem City Engineering Corporation, to manufacture our military products at a single plant in the United States. Moreover, we do not have a long-term contract with Jetta Company Limited and the manufacture of our consumer products is provided on a purchase-order basis. These manufacturers supply substantially all of the raw materials and provide all facilities and labor required to manufacture our products. If these companies were to terminate their arrangements with us or fail to provide the required capacity and quality on a timely basis, we would be unable to manufacture our products until replacement contract manufacturing services could be obtained. To qualify a new contract manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production is a costly and time-consuming process. We cannot assure you that we would be able to establish alternative manufacturing relationships on acceptable terms.

Our reliance on these contract manufacturers involves certain risks, including the following:

- lack of direct control over production capacity and delivery schedules;
- lack of direct control over quality assurance, manufacturing yields and production costs;
- lack of enforceable contractual provisions over the production and costs of consumer products;
- risk of loss of inventory while in transit from China; and
- risks associated with international commerce with China, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with the protection of intellectual property and political and economic instability.

Any interruption in the manufacture of our products would be likely to result in delays in shipment, lost sales and revenue and damage to our reputation in the market, all of which would harm our business and results of operations. In addition, while our contract obligations with our contract manufacturer in China are typically denominated in U.S. dollars, changes in currency exchange rates could impact our suppliers and increase our prices. In particular, the Chinese government announced in 2005 that the Chinese yuan has moved to a managed floating exchange rate regime, which could lead to our suppliers in China negotiating increased pricing terms with us.

***Any efforts to expand our product offerings beyond our current markets may not succeed, which could negatively impact our operating results.***

We have focused on selling our robots in the home floor care and military markets. We plan to expand into other markets. Efforts to expand our product offerings beyond the two markets that we currently serve, however, may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, either of which could significantly impair our operating results. Moreover, efforts to expand beyond our existing markets may never result in new products that achieve market acceptance, create additional revenue or become profitable.

***If we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.***

Our headcount and operations are growing rapidly. This rapid growth has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. From December 31, 2005 to December 30, 2006, the number of our employees increased from 276 to 371. We anticipate further growth will be required to address increases in our product offerings and the geographic scope of our customer base. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train, manage and integrate a significant number of qualified managers and engineers. If our new employees perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or retaining these or our existing employees, our business may suffer.

In addition, we face risks associated with managing operations outside the United States, including operations in Hong Kong, India and the United Kingdom. To manage the expected continued growth of our headcount and operations, we will need to continue to improve our information technology infrastructure, operational, financial and management controls and reporting systems and procedures, and manage expanded operations in geographically distributed locations. Our expected additional headcount and capital investments will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, we will be unable to successfully execute our business plan, which could have a negative impact on our business, financial condition or results of operations.

***If the consumer robot market does not experience significant growth or if our products do not achieve broad acceptance, we will not be able to achieve our anticipated level of growth.***

We derive a substantial portion of our revenue from sales of our home floor care robots. For the years ended December 30, 2006 and December 31, 2005, home floor care robots accounted for 59.5% and 65.4% of total revenue, respectively. We cannot accurately predict the future growth rate or the size of the home floor care robot market. Demand for home floor care robots may not increase, or may decrease, either generally or in specific geographic markets, for particular types of robots or during particular time periods. The expansion of the home robot market and the market for our products depends on a number of factors, such as:

- the cost, performance and reliability of our products and products offered by our competitors;
- public perceptions regarding the effectiveness and value of robots;
- customer satisfaction with robots; and
- marketing efforts and publicity regarding robots.

Even if consumer robots gain wide market acceptance, our robots may not adequately address market requirements and may not continue to gain market acceptance. If robots generally, or our robots specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth, and our revenue and results of operations would suffer.

***Our business and results of operations could be adversely affected by significant changes in the policies and spending priorities of governments and government agencies.***

We derive a substantial portion of our revenue from sales to and contracts with U.S. federal, state and local governments and government agencies, and subcontracts under federal government prime contracts. For the years ended December 30, 2006 and December 31, 2005, U.S. federal government orders, contracts and subcontracts accounted for 34.4% and 28.3%, of total revenue, respectively. We believe that the success and growth of our business will continue to depend on our successful procurement of government contracts either directly or through prime contractors. Many of our government customers are subject to stringent budgetary constraints and our continued performance under these contracts, or award of additional contracts from these agencies, could be jeopardized by spending reductions or budget cutbacks at these agencies. We cannot assure you that future levels of expenditures and authorizations will continue for governmental programs in which we provide products and services. A significant decline in government expenditures generally, or with respect to programs for which we provide products, could adversely affect our government product and funded research and development revenues and prospects, which would harm our business, financial condition and operating results. Our operating results may also be negatively impacted by other developments that affect these governments and government agencies generally, including:

- changes in government programs that are related to our products and services;
- adoption of new laws or regulations relating to government contracting or changes to existing laws or regulations;
- changes in political or public support for security and defense programs;
- delays or changes in the government appropriations process;
- uncertainties associated with the war on terror and other geo-political matters; and
- delays in the payment of our invoices by government payment offices.

These developments and other factors could cause governments and governmental agencies, or prime contractors that use us as a subcontractor, to reduce their purchases under existing contracts, to exercise their rights to terminate contracts at-will or to abstain from renewing contracts, any of which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

***We face intense competition from other providers of robots, including diversified technology providers, as well as competition from providers offering alternative products, which could negatively impact our results of operations and cause our market share to decline.***

We believe that a number of companies have developed or are developing robots that will compete directly with our product offerings. Additionally, large and small companies, government-sponsored laboratories and universities are aggressively pursuing contracts for robot-focused research and development. Many current and potential competitors have substantially greater financial, marketing, research and manufacturing resources than we possess, and there can be no assurance that our current and future competitors will not be more successful than us. Moreover, while we believe many of our customers purchase our floor vacuuming robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners; we also compete in some cases with providers of traditional vacuum cleaners. Our current principal competitors include:

- developers of robot floor care products such as AB Electrolux, Alfred Kärcher GmbH & Co., Samsung Electronics Co., Ltd., LG Electronics Inc., Infinuvo/Metapo, Inc., Matsutek Enterprises Co Ltd. and Yujin Robotic Co. Ltd.;
- developers of small unmanned ground vehicles such as Foster-Miller, Inc. — a wholly owned subsidiary of QinetiQ North America, Inc., Allen-Vanguard Corporation, and Remotec — a division of Northrop Grumman Corporation; and
- established government contractors working on unmanned systems such as Lockheed Martin Corporation, BAE Systems, Inc. and General Dynamics Corporation.

In the event that the robot market expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. Companies competing with us may introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances that we have not yet developed or implemented. Increased competitive pressure could result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results.

The market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products. Our failure to compete successfully could cause our revenue and market share to decline, which would negatively impact our results of operations and financial condition.

***Our business is significantly seasonal and, because many of our expenses are based on anticipated levels of annual revenue, our business and operating results will suffer if we do not achieve revenue consistent with our expectations.***

Our home robots revenue is significantly seasonal. For the fiscal years ended December 30, 2006 and December 31, 2005, 64.5% and 79.8%, respectively, of our revenue from sales of consumer products has been generated in the second half of the year. We expect a majority of such revenue will continue to be generated in the second half of the year for the foreseeable future. As a result of this seasonality, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

We base our current and future expense levels on our internal operating plans and sales forecasts, including forecasts of holiday sales for our consumer products. A significant portion of our operating expenses, such as research and development expenses, certain marketing and promotional expenses and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a quarter, particularly the final quarter of a fiscal year, are below our expectations, we might not be able to reduce operating expenses for that quarter and, therefore, we would not be able to reduce our operating expenses for the fiscal year. Accordingly, a sales shortfall during a fiscal quarter, and in particular the fourth quarter of a fiscal year, could have a disproportionate effect on our operating results for that quarter or that year. As a result of these factors, we may report operating results that do not meet the expectations of equity research analysts and investors. This could cause the trading price of our common stock to decline.

***If critical components of our products that we currently purchase from a small number of suppliers become unavailable, we may incur delays in shipment, which could damage our business.***

We and our outsourced manufacturers obtain hardware components, various subsystems and raw materials from a limited group of suppliers. We do not have any long-term agreements with these suppliers obligating them to continue to sell components or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components and will perform their obligations on a timely basis. If we or our outsourced manufacturers are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, reduce our gross profit and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, or at all. In particular, the prices of ABS plastic and nickel (for batteries) have recently increased and we cannot provide assurance that will not materially impact our results of operations.

***Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.***

Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, friendly user interfaces and tightly-integrated, electromechanical designs to accomplish their missions. Despite testing, our new or existing products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could reduce our operating margins. Moreover, because military robots are used in dangerous situations, the failure or malfunction of any of these robots, including our own, could significantly damage our reputation and support for robot solutions in general. The existence of any defects, errors, or failures in our products could also lead to product liability claims or lawsuits against us. A successful product liability claim could result in substantial cost, diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations.

***The robot industry is and will likely continue to be characterized by rapid technological change, which will require us to develop new products and product enhancements, and could render our existing products obsolete.***

Continuing technological changes in the robot industry and in the markets in which we sell our robots could undermine our competitive position or make our robots obsolete, either generally or for particular types of services. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which we offer our robots. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to forego purchases of our products and purchase our competitors' products. Moreover, the development of new products has required, and will require, that we expend significant financial and management resources. We have incurred, and expect to continue to incur, significant research and development expenses in connection with our efforts to expand our product offerings. If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenue and profits could decline, or we could experience operating losses. Moreover, if we are unable to offset our product development costs through sales of existing or new products or product enhancements, our operating results and gross margins would be negatively impacted.

***If we are unable to attract and retain additional skilled personnel, we may be unable to grow our business.***

To execute our growth plan, we must attract and retain additional, highly-qualified personnel. Competition for hiring these employees is intense, especially with regard to engineers with high levels of experience in designing, developing and integrating robots. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. In addition, in making employment decisions, particularly in the high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Therefore, significant volatility in the price of our stock may adversely affect our ability to attract or retain technical personnel. Furthermore, changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the sizes or types of stock options that job candidates may require to accept our offer of employment. If we fail to attract new technical personnel or fail to retain and motivate our current employees, our business and future growth prospects could be severely harmed.



***We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.***

If the size of our markets increases, we would be more likely to be subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. In addition, the vendors from which we license technology used in our products could become subject to similar infringement claims. Our vendors, or we, may not be able to withstand third-party infringement claims. Any claims, with or without merit, could be time-consuming and expensive, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. In addition, we may be required to indemnify our retail and distribution partners for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our products to others. Infringement claims asserted against us or our vendors may have a material adverse effect on our business, results of operations or financial condition.

***If we fail to maintain or increase our consumer robot sales through our primary distribution channels, which include third-party retailers, our product sales and results of operations would be negatively impacted.***

Chain stores and other national retailers are the primary distribution channels for our consumer robots and accounted for approximately 41.6% and 47.8% of our total revenue for the years ended December 30, 2006 and December 31, 2005, respectively. We do not have long-term contracts regarding purchase volumes with any of our distributors. As a result, purchases generally occur on an order-by-order basis, and the relationships, as well as particular orders, can generally be terminated or otherwise materially changed at any time by our distributors. A decision by a major retail distributor, whether motivated by competitive considerations, financial difficulties, economic conditions or otherwise, to decrease its purchases from us, to reduce the shelf space for our products or to change its manner of doing business with us could significantly damage our consumer product sales and negatively impact our business, financial condition and results of operations. In addition, during recent years, various retailers, including some of our distributors, have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of purchasing decisions, restructurings, bankruptcies and liquidations. These and other financial problems of some of our retailers increase the risk of extending credit to these retailers. A significant adverse change in a retail distributor relationship with us or in a retail distributor's financial position could cause us to limit or discontinue business with that distributor, require us to assume more credit risk relating to that distributor's receivables or limit our ability to collect amounts related to previous purchases by that distributor, all of which could harm our business and financial condition. Disruption of the iRobot on-line store could also decrease our home floor care robot sales.

***If we fail to enhance our brand, our ability to expand our customer base will be impaired and our operating results may suffer.***

We believe that developing and maintaining awareness of the iRobot brand is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we expect the importance of global brand recognition to increase as competition develops. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, including our mass media outreach, in-store training and presentations and public relations, and our ability to provide customers with reliable and technically sophisticated robots at competitive prices. If customers do not perceive our products to be of high quality, our brand and reputation could be harmed, which could adversely impact our financial results. In addition, brand promotion efforts may not yield significant revenue or increased revenue sufficient to offset the additional expenses incurred in building our brand. If we incur substantial expenses to promote and maintain our brand, we may fail to attract sufficient customers to realize a return on our brand-building efforts, and our business would suffer.

***If our existing collaborations are unsuccessful or we fail to establish new collaborations, our ability to develop and commercialize additional products could be significantly harmed.***

If we cannot maintain our existing collaborations or establish new collaborations, we may not be able to develop additional products. We anticipate that some of our future products will be developed and commercialized in collaboration with companies that have expertise outside the robot field. For example, we are currently collaborating with Deere & Company on the development of the R-Gator unmanned ground vehicle, and The Clorox Company on the cleaning solution used in our Scooba floor washing robot. Under these collaborations, we may be dependent on our collaborators to fund some portion of development of the product or to manufacture and market either the primary product that is developed pursuant to the collaboration or complementary products required in order to operate our products. In addition, we cannot assure you that we will be able to establish additional collaborative relationships on acceptable terms.

Our existing collaborations and any future collaborations with third parties may not be scientifically or commercially successful. Factors that may affect the success of our collaborations include the following:

- our collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products;
- our existing collaborations are and future collaborations may be subject to termination on short notice;
- our collaborators may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with our products, which could affect our collaborators' commitment to the collaboration with us;
- reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our collaborators could reduce our revenue;
- our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or harm our reputation in the business and financial communities; and
- our collaborators may pursue higher priority programs or change the focus of their development programs, which would weaken our collaborators' commitment to us.

***We depend on the experience and expertise of our senior management team and key technical employees, and the loss of any key employee may impair our ability to operate effectively.***

Our success depends upon the continued services of our senior management team and key technical employees, such as our project management personnel and senior engineers. Moreover, we often must comply with provisions in government contracts that require employment of persons with specified levels of education and work experience. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships. In January 2007, Gregory F. White resigned his position as the president of the Home Robots division of the Company, although he is expected to continue as an employee of the Company through the end of March 2007. Mr. White has been critical to our home robots division and we may experience difficulties in competing effectively, developing our home robots division and implementing our business strategies. We have not identified a successor to Mr. White to serve as the President of the Home Robots division in the future. In addition, because of the highly technical nature of our robots, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results.

***We are subject to extensive U.S. federal government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.***

As a contractor and subcontractor to the U.S. federal government, we are subject to and must comply with various government regulations that impact our operating costs, profit margins and the internal organization and operation of our business. Among the most significant regulations affecting our business are:

- the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;
- the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantage;
- the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government, and impose penalties on the basis of false statements, even if they do not result in a payment; and
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Also, we need special clearances to continue working on and advancing certain of our projects with the U.S. federal government. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain the clearances or terminate employment with us, then a customer requiring classified work could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and employ personnel with specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts. For example, if we were to lose our security clearance, we would be unable to continue to participate in the U.S. Army's Future Combat Systems program. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.

Our failure to comply with applicable regulations, rules and approvals could result in the imposition of penalties, the loss of our government contracts or our suspension or debarment from contracting with the federal government generally, any of which would harm our business, financial condition and results of operations.

***If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.***

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. Significant technology used in our products, however, is not the subject of any patent protection, and we may be unable to obtain patent protection on such technology in the future. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. In addition, the laws of countries other than the United States in which we market our products may afford little or no effective protection of our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Some of our contracts with the U.S. federal government allow the federal government to disclose technical data regarding the products developed on behalf of the government under the contract without constraining the recipient on how it is used. This ability of the government creates the potential that third parties may be able to use this data to compete with us in the commercial sector. If we fail to protect our intellectual property and other proprietary rights, our business, results of operations or financial condition could be materially harmed.

In addition, defending our intellectual property rights may entail significant expense. We believe that certain products in the marketplace may infringe our existing intellectual property rights. We have, from time to time, resorted to legal proceedings to protect our intellectual property and may continue to do so in the future. We may be required to expend significant resources to monitor and protect our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we were to prevail.

***Potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.***

As part of our business strategy, we intend to consider acquisitions of companies, technologies and products that we believe could accelerate our ability to compete in our core markets or allow us to enter new markets. Acquisitions involve numerous risks, any of which could harm our business, including:

- difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company and realizing the anticipated synergies of the combined businesses;
- difficulties in supporting and transitioning customers, if any, of the target company;
- diversion of financial and management resources from existing operations;
- the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;
- risks of entering new markets in which we have limited or no experience;
- potential loss of key employees, customers and strategic alliances from either our current business or the target company's business;

- assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company's products; and
- inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could lower the market price of our common stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

***We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.***

Prior to November 9, 2005, we were a private company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations have and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these new rules and regulations have made it more difficult and more expensive for us to obtain , and will likely make it more difficult to renew, our director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.



In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we have and must continue to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 have and will continue to require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We currently do not have an internal audit group, and we will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

***We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.***

We anticipate that our current cash, cash equivalents, cash provided by operating activities and funds available through our working capital line of credit, will be sufficient to meet our current and anticipated needs for general corporate purposes. We operate in an emerging market, however, which makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies, including to:

- hire additional engineers and other personnel;
- develop new, or enhance existing, robots and robot accessories;

- enhance our operating infrastructure;
- acquire complementary businesses or technologies; or
- otherwise respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited.

***Environmental laws and regulations and unforeseen costs could negatively impact our future earnings.***

The manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. We also face increasing complexity in our product design as we adjust to new and upcoming requirements relating to our products, including the restrictions on lead and certain other substances in electronics that will apply to specified electronics products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive). Similar laws and regulations have been or may be enacted in other regions, including in the United States, Canada, Mexico, China, the United Kingdom, Germany and Japan. There is no assurance that such existing laws or future laws will not impair future earnings or results of operations.

***Business disruptions resulting from international uncertainties could negatively impact our profitability.***

We derive, and expect to continue to derive, a portion of our revenue from international sales in various European markets, Canada, Japan, Korea and Singapore. For the fiscal years ended December 30, 2006 and December 31, 2005, sales to non-U.S. customers accounted for 11.0% and 9.9% of total revenue, respectively. Our international revenue and operations are subject to a number of material risks, including, but not limited to:

- difficulties in staffing, managing and supporting operations in multiple countries;
- difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;
- fewer legal protections for intellectual property;
- foreign and U.S. taxation issues and international trade barriers;
- difficulties in obtaining any necessary governmental authorizations for the export of our products to certain foreign jurisdictions;
- potential fluctuations in foreign economies;
- government currency control and restrictions on repatriation of earnings;
- fluctuations in the value of foreign currencies and interest rates;
- general economic and political conditions in the markets in which we operate;
- domestic and international economic or political changes, hostilities and other disruptions in regions where we currently operate or may operate in the future; and
- different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations. Moreover, our sales, including sales to customers outside the United States, are primarily denominated in U.S. dollars, and downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

***If we are unable to continue to obtain U.S. federal government authorization regarding the export of our products, or if current or future export laws limit or otherwise restrict our business, we could be prohibited from shipping our products to certain countries, which would harm our ability to generate revenue.***

We must comply with U.S. laws regulating the export of our products. In addition, we are required to obtain a license from the U.S. federal government to export our PackBot line of tactical military robots. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the U.S. federal government for international sales or domestic sales to foreign persons. Moreover, the export regimes and the governing policies applicable to our business are subject to change. We cannot assure you of the extent that such export authorizations will be available to us, if at all, in the future. In some cases where we act as a subcontractor, we rely upon the compliance activities of our prime contractors, and we cannot assure you that they have taken or will take all measures necessary to comply with applicable export laws. If we or our prime contractor partners cannot obtain required government approvals under applicable regulations in a timely manner or at all, we would be delayed or prevented from selling our products in international jurisdictions, which could materially harm our business, operating results and ability to generate revenue.



**Risks Related to Ownership of Our Common Stock**

***An active trading market for our common stock may not be available on a consistent basis, which could depress the market price of our common stock.***

Prior to November 9, 2005, there was no public market for our common stock. An active trading market for shares of our common stock may not be available or be sustained on a consistent basis. If no trading market is sustained, securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock.

***Our directors and management will exercise significant control over our company, which will limit your ability to influence corporate matters.***

As of December 30, 2006, our directors and executive officers and their affiliates collectively beneficially owned approximately 37.7% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might negatively affect the market price of our common stock.

***Provisions in our certificate of incorporation and by-laws, our shareholder rights agreement or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.***

Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

- limitations on the removal of directors;
- a classified board of directors so that not all members of our board are elected at one time;
- advance notice requirements for stockholder proposals and nominations;

- the inability of stockholders to act by written consent or to call special meetings;
- the ability of our board of directors to make, alter or repeal our by-laws; and
- the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

We have also adopted a shareholder rights agreement that entitles our stockholders to acquire shares of our common stock at a price equal to 50% of the then-current market value in limited circumstances when a third party acquires or announces its intention to acquire 15% or more of our outstanding common stock.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

## ITEM 1B. *UNRESOLVED STAFF COMMENTS*

**Not applicable.**

## ITEM 2. *PROPERTIES*

Our corporate headquarters are located in Burlington, Massachusetts, where we lease approximately 82,000 square feet. Approximately 24,000 square feet of this lease expires on September 30, 2007 and the remainder expires on December 31, 2008. We lease 6,150 square feet of space at an adjacent facility in Burlington for our prototype work on unmanned ground vehicles. We also lease 7,550 square feet in Mysore, India and we lease smaller facilities in Hong Kong; San Luis Obispo, California; and Crystal City, Virginia. We do not own any real property. We believe that our leased facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

On February 22, 2007, we entered into a lease agreement for our new corporate headquarters in Bedford, Massachusetts to which we expect to relocate on or about May 1, 2008.

## ITEM 3. *LEGAL PROCEEDINGS*

From time to time in the ordinary course of our business, we may be involved in disputes or litigation relating to claims arising out of our operations. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, which could materially and adversely affect our financial condition or results of operations.

## ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

## PART II

### ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock commenced trading on the NASDAQ Global Market on November 9, 2005 under the symbol "IRBT". The following table sets forth the high and low sale prices for our common stock for fiscal 2005 since our initial public offering and for fiscal year 2006 as reported on the NASDAQ Global Market.

| | High | Low |
|---|---|---|
| **Fiscal 2005:** | | |
| Fourth quarter* | $37.33 | $26.29 |
| **Fiscal 2006:** | | |
| First quarter | $37.90 | $25.49 |
| Second quarter | $29.30 | $20.50 |
| Third quarter | $25.50 | $16.09 |
| Fourth quarter | $24.98 | $17.55 |

* Our common stock began trading on November 9, 2005.

As of February 23, 2007, there were approximately 23,860,330 shares of our common stock outstanding held by approximately 164 stockholders of record and the last reported sale price of our common stock on the NASDAQ Global Market on February 23, 2007 was $15.03 per share.

### Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

### Equity Compensation Plan Information

We maintain the following four equity compensation plans under which our equity securities are authorized for issuance to our employees and/or directors: Amended and Restated 1994 Stock Plan; Amended and Restated 2001 Special Stock Option Plan; Amended and Restated 2004 Stock Option and Incentive Plan; and 2005 Stock Option and Incentive Plan. Each of the foregoing compensation plans was approved by our stockholders. The following table represents information about these plans as of December 30, 2006:

| | (A) | (B) | (C) |
|---|---|---|---|
| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) |
| Equity compensation plans approved by security holders | 3,499,710 | $8.340 | 690,629 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 3,499,710 | $8.340 | 690,629 |

No further grants are being made under the Amended and Restated 1994 Stock Plan, the Amended and Restated 2001 Special Stock Option Plan and the Amended and Restated 2004 Stock Option and Incentive Plan.

### Issuer Purchases of Equity Securities

During the fiscal quarter ended December 30, 2006, there were no repurchases made by us or on our behalf, or by any "affiliated purchasers," of shares of our common stock.

## ITEM 6. *SELECTED FINANCIAL DATA*

The selected historical financial data set forth below as of December 30, 2006 and December 31, 2005 and for the years ended December 30, 2006, December 31, 2005 and 2004 are derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, and which are included elsewhere in this Annual Report on Form 10-K. The selected historical financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 are derived from our financial statements which have been audited by PricewaterhouseCoopers LLP and which are not included elsewhere in this Annual Report.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected for any future period.

| | Year Ended | | | | |
|---|---|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | December 31, 2004 | December 31, 2003 | December 31, 2002 |
| | (In thousands, except earnings per share amounts) | | | | |
| **Consolidated Statement of Operations:** | | | | | |
| Revenue | | | | | |
| Product revenue(1) | $167,687 | $124,616 | $82,678 | $46,655 | $ 7,594 |
| Contract revenue | 21,268 | 17,352 | 12,365 | 7,661 | 7,223 |
| Total revenue | 188,955 | 141,968 | 95,043 | 54,316 | 14,817 |
| Cost of Revenue | | | | | |
| Cost of product revenue | 103,651 | 81,855 | 59,321 | 31,194 | 4,896 |
| Cost of contract revenue | 15,569 | 12,534 | 8,371 | 6,143 | 11,861 |
| Total cost of revenue | 119,220 | 94,389 | 67,692 | 37,337 | 16,757 |
| Gross Profit (Loss)(1) | 69,735 | 47,579 | 27,351 | 16,979 | (1,940) |
| Operating Expenses | | | | | |
| Research and development | 17,025 | 11,601 | 5,504 | 3,848 | 1,736 |
| Selling and marketing | 33,969 | 21,796 | 14,106 | 12,757 | 1,911 |
| General and administrative | 18,703 | 12,072 | 7,298 | 7,764 | 5,217 |
| Total operating expenses | 69,697 | 45,469 | 26,908 | 24,369 | 8,864 |
| Operating Income (Loss) | 38 | 2,110 | 443 | (7,390) | (10,804) |
| Net Income (Loss) | $ 3,565 | $ 2,610 | $ 219 | $(7,411) | $(10,774) |
| Net Income (Loss) Attributable to Common Stockholders | $ 3,565 | $ 1,553 | $ 118 | $(7,411) | $(10,774) |
| Net Income (Loss) Per Common Share | | | | | |
| Basic | $ 0.15 | $ 0.13 | $ 0.01 | $ (0.79) | $ (2.00) |
| Diluted | $ 0.14 | $ 0.11 | $ 0.01 | $ (0.79) | $ (2.00) |
| Shares Used in Per Common Share Calculations | | | | | |
| Basic | 23,516 | 12,007 | 9,660 | 9,352 | 5,391 |
| Diluted | 25,601 | 14,331 | 19,183 | 9,352 | 5,391 |

(1) Beginning in the first quarter of 2004, we converted from recognizing revenue from U.S. consumer product sales on a "sell-through" basis (when retail stores sold our robots) to a "sell-in" basis (when our robots are

shipped to retail stores). As a result of this conversion, our revenue and gross profit in the first quarter of 2004 included $5.7 million and $2.5 million, respectively, from robots shipped prior to 2004.

| | December 30, 2006 | December 31, 2005 | December 31, 2004 | December 31, 2003 | December 31, 2002 |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash and cash equivalents | $ 5,583 | $ 76,064 | $ 19,441 | $ 4,620 | $ 3,014 |
| Short term investments | 64,800 | — | — | — | — |
| Total assets | 135,308 | 124,935 | 45,137 | 27,827 | 8,705 |
| Total liabilities | 40,389 | 37,379 | 31,921 | 25,624 | 12,049 |
| Total redeemable convertible preferred stock | — | — | 37,506 | 27,562 | 14,639 |
| Total stockholders' equity (deficit) | 94,919 | 87,556 | (24,290) | (25,359) | (17,983) |



## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The information contained in this section has been derived from our consolidated financial statements and should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "seek," "intends," "plans," "estimates," "anticipates," or other comparable terms. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed in greater detail under the heading "Risk Factors" in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

### Overview

iRobot provides robots that enable people to complete complex tasks in a better way. Founded in 1990 by roboticists who performed research at the Massachusetts Institute of Technology, we have developed proprietary technology incorporating advanced concepts in navigation, mobility, manipulation and artificial intelligence to build industry-leading robots. Our Roomba floor vacuuming robot and Scooba floor washing robot perform time-consuming domestic chores, and our PackBot tactical military robots perform battlefield reconnaissance and bomb disposal. In addition, we are developing the Small Unmanned Ground Vehicle reconnaissance robot for the U.S. Army's FCS program and, in conjunction with Deere & Company, the R-Gator unmanned ground vehicle. We sell our robots to consumers through a variety of distribution channels, including chain stores and other national retailers, and our on-line store, and to the U.S. military and other government agencies worldwide.

As of December 30, 2006, we had 371 full-time employees. We have developed expertise in all the disciplines necessary to build durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Our core technologies serve as reusable building blocks that we adapt and expand to develop next generation and new products, reducing the time, cost and risk of product development. Our significant expertise in robot design and engineering, combined with our management team's experience in military and consumer markets, positions us to capitalize on the expected growth in the market for robots.

Over the past five years, we have sold more than 2.0 million of our home floor care robots. We have also sold more than 800 of our PackBot tactical military robots, most of which have been sold to the U.S. military and deployed on missions in Afghanistan and Iraq.

Although we have successfully launched consumer and military products, our continued success depends upon our ability to respond to a number of future challenges. We believe the most significant of these challenges include increasing competition in the markets for both our consumer and military products, our ability to obtain U.S. federal government funding for research and development programs, and our ability to successfully develop and introduce products and product enhancements.

### *Initial Public Offering*

On November 15, 2005, we completed our initial public offering of 4,945,000 shares of common stock at $24.00 per share, comprised of 3,260,870 primary shares and 1,684,130 shares offered by selling stockholders, which includes the exercise of the over-allotment option by the underwriters of the offering. In connection with the offering, all of the outstanding shares of our preferred stock were converted into an equal number of shares of common stock. The sale of the 3,260,870 shares of common stock in connection with our initial public offering resulted in net proceeds to us of approximately $70.4 million after deducting underwriters' discounts and offering-related expenses. A summary of the terms of the offering can be found in our Registration Statement No. 333-126907 on Form S-1, as amended, as filed with the Securities and Exchange Commission.

### *Revenue*

We currently derive revenue from product sales and research and development services. Product revenue is derived from the sale of our various home floor care and PackBot robots and related accessories. Research and development revenue is derived from the execution of contracts awarded by the U.S. federal government, other governments and a small number of other partners. In the future, we expect to derive increasing revenue from product maintenance and support services due to a focused effort to market these services and the expanding installed base of our robots.

We currently derive a majority of our product revenue from the sale of our home floor care robots and our PackBot tactical military robots. For the fiscal years ended December 30, 2006 and December 31, 2005, product revenues accounted for 88.7% and 87.8% of total revenue, respectively. For the fiscal years ended December 30, 2006 and December 31, 2005, our funded research and development contracts accounted for approximately 11.3% and 12.2% of our total revenue, respectively. We expect to continue to perform funded research and development work with the intent of leveraging the technology developed to advance our new product development efforts. In the future, however, we expect that revenue from funded research and development contracts could grow modestly on an absolute dollar basis and represent a decreasing percentage of our total revenue due to the anticipated growth in consumer and military product revenue.

For the fiscal years ended December 30, 2006 and December 31, 2005 approximately 65.4% and 78.6%, respectively, of our home robot product revenue resulted from sales to 15 customers, primarily U.S. retailers. Direct-to-consumer revenue generated through our iRobot on-line store accounted for 16.0% of our home robot product revenue for the fiscal year ended December 30, 2006 compared to 9.3% in the fiscal year ended December 31, 2005. In addition, 88.4% and 87.5% of military product revenue, and 76.2% and 71.6% of funded research and development contract revenue, resulted from orders and contracts with the U.S. federal government in the fiscal years ended December 30, 2006 and December 31, 2005, respectively.

For the fiscal years ended December 30, 2006 and December 31, 2005, sales to non-U.S. customers accounted for 11.0% and 9.9% of total revenue, respectively.

Our revenue from product sales is generated through sales to our retail distribution channels, our distributor network and to certain U.S. and foreign governments. In 2002, when our Roomba robot was first commercially introduced and throughout 2003, we recognized revenue from our U.S. consumer product sales on a "sell-through basis" (when retail stores sold our Roomba robots to end users). In the first quarter of 2004, we began recognizing revenue from U.S. consumer product sales on a "sell-in basis" (when our robots are shipped by us to the retail stores). As a result of this change in accounting treatment, in the first quarter of 2004 we recognized $5.7 million of product revenue from products shipped prior to 2004. This one-time increase impacts period-to-period comparisons relating to 2004. Revenue from sales of our military robots is recognized upon the later to occur of shipment or customer acceptance.

Revenue from consumer product sales is significantly seasonal, with a majority of our consumer product revenue generated in the second half of the year (in advance of the holiday season). The timing of holiday season shipments could materially affect our third or fourth quarter consumer product revenue in any fiscal year. Revenue from our military robot sales and revenue from funded research and development contracts are occasionally influenced by the September 30 fiscal year-end of the U.S. federal government, but are not otherwise significantly seasonal. In addition, our revenue can be affected by the timing of the release of new products and the award of new contracts.

***Cost of Revenue***

Cost of product revenue includes the cost of raw materials and labor that go into the development and manufacture of our products as well as manufacturing overhead costs such as manufacturing engineering, quality assurance, logistics and warranty costs. For the fiscal years ended December 30, 2006 and December 31, 2005, cost of product revenue was 61.8% and 65.7% of total product revenue, respectively. While raw material costs, which are our most significant cost items, generally have not fluctuated materially as a percentage of revenue since the introduction of our robots in 2002, the cost for some materials have recently risen, including ABS plastic and nickel (for batteries). There can be no assurance that our costs of raw materials will not increase. Labor costs also comprise a significant portion of our cost of revenue. Compared to our PackBot tactical military robots, labor costs for our home floor cleaning robots comprise a greater percentage of the associated cost of revenue. We outsource the manufacture of our home floor cleaning robots to a contract manufacturer in China. While labor costs in China traditionally have been favorable compared to labor costs elsewhere in the world, including the United States, we believe that labor in China is becoming more scarce. Consequently, the labor costs for our home floor cleaning robots could increase in the future.

Cost of contract revenue includes the direct labor costs of engineering resources committed to funded research and development contracts, as well as third-party consulting, travel and associated direct material costs. Additionally, we include overhead expenses such as indirect engineering labor, occupancy costs associated with the project resources, engineering tools and supplies and program management expenses. For the fiscal years ended December 30, 2006 and December 31, 2005, cost of contract revenue was 73.2% and 72.2% of total contract revenue, respectively.

***Gross Profit***

Our gross profit as a percentage of revenue varies according to the mix of product and contract revenue, the mix of products sold and the total sales volume. Currently, our consumer robots typically have a higher gross profit as a percentage of revenue than our military robots. For the years ended December 30, 2006 and December 31, 2005, gross profit was 36.9% and 33.5% of total revenue, respectively.

As a result of our change in accounting from a "sell-through" to "sell-in" basis in the first quarter of 2004, we recognized $2.5 million of gross profit in the first quarter of 2004, which disproportionately increased our gross profit as a percentage of revenues in that quarter and in 2004.

***Research and Development Expenses***

Research and development expenses consist primarily of:

- salaries and related costs for our engineers;
- costs for high technology components used in product and prototype development; and
- costs of test equipment used during product development.

We have significantly expanded our research and development capabilities and expect to continue to expand these capabilities in the future. An example of this is the engineering design center we opened in India late in 2005. A substantial portion of our research and development is performed in the United States, although we maintain an increasing number of engineering personnel in India and Hong Kong to serve as a liaison between our U.S.-based engineering staff and our outsourced manufacturer in China. We are committed to increasing the level of innovative design and development of new products as we strive to enhance our ability to serve our existing consumer and military markets as well as new markets for robots. Accordingly, we anticipate that research and development expenses will continue to increase in absolute dollars for the foreseeable future.

For the fiscal years ended December 30, 2006 and December 31, 2005, research and development expense was $17.0 million and $11.6 million, or 9.0% and 8.2% of total revenue, respectively.

In addition to our internal research and development activities discussed above, we incur research and development expenses under funded development arrangements with both governments and other third parties. For the fiscal years ended December 30, 2006 and December 31, 2005, these expenses amounted to $15.6 million and $12.5 million, respectively. In accordance with generally accepted accounting principles, these expenses have been classified as cost of revenue rather than research and development expense.

#### *Selling, General and Administrative Expenses*

Our selling, general and administrative expenses consist primarily of:

- salaries and related costs for sales and marketing personnel;
- salaries and related costs for executives and administrative personnel;
- advertising, marketing and other brand-building costs;
- fulfillment costs associated with direct-to-consumer sales through the iRobot on-line store;
- professional services costs;
- information systems and infrastructure costs;
- travel and related costs; and
- occupancy and other overhead costs.

As we focus on increasing our market penetration and continuing to build brand awareness, we anticipate that selling, general and administrative expenses will continue to increase both in absolute dollars and as a percentage of sales for the foreseeable future, as we intend to continue aggressively building on the iRobot brand. We also expect our general and administrative expenses will increase due to the costs associated with being a public company, including costs associated with compliance with Section 404 of the Sarbanes-Oxley Act, directors' and officers' liability insurance and increased professional services.

For the fiscal years ended December 30, 2006 and December 31, 2005, selling, general and administrative expense was $52.7 million and $33.9 million, or 27.9% and 23.8% of total revenue, respectively.

#### *Fiscal Periods*

Historically, our fiscal year ended on December 31 and our fiscal quarters ended on March 31, June 30, September 30 and December 31. Reference to fiscal 2004, for example, refers to the fiscal year ended December 31, 2004. Beginning in fiscal 2005, we began to operate and report using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, each of our fiscal quarters ends on the Saturday that falls closest to the last day of the third calendar month of the quarter.

### Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity.

Accordingly, we believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

### *Revenue Recognition*

We recognize revenue from sales of consumer products under the terms of the customer agreement upon transfer of title to the customer, provided the price is fixed or determinable, collection is determined to be probable and no significant obligations remain. Sales to resellers are subject to agreements allowing for limited rights of return for defective products only, rebates and price protection. We have typically not taken product returns except for defective products. Accordingly, we reduce revenue for our estimates of liabilities for these rights at the time the related sale is recorded. We establish a provision for sales returns for products sold by resellers directly or through our distributors based on historical return experience. We have aggregated and analyzed historical returns from resellers and end users which form the basis of our estimate of future sales returns by resellers or end users. In accordance with Statement of Financial Accounting Standards No. 48 *"Revenue Recognition When Right of Return Exists,"* the provision for these estimated returns is recorded as a reduction of revenue at the time that the related revenue is recorded. If actual returns from retailers differ significantly from our estimates, such differences could have a material impact on our results of operations for the period in which the actual returns become known. Our returns reserve is calculated as a percentage of gross consumer product revenue. A one percentage point increase or decrease in our actual experience of returns would have a material impact on our quarterly and annual results of operations. The estimates for returns are adjusted periodically based upon historical rates of returns. The estimates and reserve for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates. Through 2003, we recognized revenue on sales to certain distributors and retail customers upon their sale to the end user. Starting in the first quarter of 2004, as a result of our accumulation of sufficient experience to reasonably estimate allowances for product returns, we adopted the standard industry practice of recognizing revenue on all sales upon delivery of product to distributors and retail stores and established a related allowance for future returns based upon historical experience. If future trends or our ability to estimate were to change significantly from those experienced in the past, incremental reductions or increases to revenue may result based on this new experience.

Under cost-plus research and development contracts, we recognize revenue based on costs incurred plus a pro-rata portion of the total fixed fee. We recognize revenue on fixed-price contracts using the percentage-of-completion method. Costs and estimated gross profits on contracts are recorded as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income, and are recorded or recognized, as the case may be, in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to past performance in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period. Revenue earned in excess of billings, if any, is recorded as unbilled revenue. Billings in excess of revenue earned, if any, are recorded as deferred revenue.

### *Accounting for Stock-Based Awards*

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123(R), share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grants). Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. We also followed the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. We elected to adopt the modified prospective transition method as provided by SFAS No. 123(R) and, accordingly financial statement amounts for the prior periods presented in this Annual Report on Form 10-K have not been restated to reflect the fair value method of expensing share-based compensation.

Under SFAS No. 123(R), entities that become public companies after June 15, 2005 and used the minimum value method of measuring equity share options and similar instruments as a non-public company for either recognition or pro forma disclosure purposes under SFAS No. 123 shall apply the provisions of SFAS No. 123(R) prospectively to new and/or modified awards after the adoption of SFAS No. 123(R). Companies should continue to account for any portion of awards outstanding at the date of initial application of SFAS No. 123(R) using the accounting principles originally applied to those awards — either the minimum value method under SFAS No. 123 or the provisions of APB No. 25 and its related interpretive guidance. Accordingly, we did not record any cumulative effect of a change in accounting principle associated with the adoption of SFAS No. 123(R). Additionally, since we valued options under the minimum value method up to our initial public offering on November 9, 2005, options granted prior to this date had a zero expected volatility. Prior to our initial public offering, we had accounted for certain option grants under APB 25. As of December 30, 2006, the deferred stock-based compensation balance associated with these grants was $2.3 million. We will continue to recognize the associated stock-based compensation expense, in accordance with the provisions of APB No. 25, related to these shares of $0.7 million, $0.7 million, $0.7 million and $0.2 million for 2007, 2008, 2009 and 2010, respectively.

Under the provisions of SFAS No. 123(R), we recognized $1.8 million of stock-based compensation expense during the fiscal year ended December 30, 2006 for stock options granted subsequent to the initial public offering. The unamortized fair value as of December 30, 2006 associated with these grants was $9.8 million with a weighted average remaining recognition period of 1.83 years.

The fair value of each option grant for the fiscal year ended December 30, 2006 was computed on the grant date using the Black-Scholes option-pricing model with the following assumptions:

| | Fiscal Year Ended December 30, 2006 |
|---|---|
| Risk-free interest rate | 4.32% — 5.11% |
| Expected dividend yield | — |
| Expected life | 3.5 — 6.5 years |
| Expected volatility | 65% |

The risk-free interest rate is derived from the average U.S. Treasury constant maturity rate, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. The dividend yield is zero based upon the fact that we have never paid and have no present intention to pay cash dividends. The expected term calculation is based upon the simplified method provided under SEC Staff Accounting Bulletin ("SAB") No. 107. Under SAB No. 107, the expected term is developed by averaging the contractual term of the stock option grants (7 or 10 years) with the associated vesting term (typically 4 to 5 years). Given our initial public offering in November 2005 and the resulting short history as a public company, we could not rely solely on company specific historical data for purposes of establishing expected volatility. Consequently, we performed an analysis of several peer companies with similar expected option lives to develop an expected volatility assumption.

Based upon the above assumptions, the weighted average fair value of each stock option granted for the fiscal year ended December 30, 2006 was $12.771.

We have assumed a forfeiture rate of 5% for all stock options granted subsequent to the initial public offering with the exception of those issued to executives and directors for which a zero forfeiture rate has been assumed. In the future, we will record incremental stock-based compensation expense if the actual forfeiture rates are lower than estimated and will record a recovery of prior stock-based compensation expense if the actual forfeitures are higher than estimated.

SFAS No. 123(R) requires significant judgment and the use of estimates, particularly surrounding assumptions such as stock price volatility and expected option lives, as well as expected option forfeiture rates to value equity-based compensation. There is little experience or guidance with respect to developing these assumptions and models. There is also uncertainty as to how the standard will be interpreted and applied as more companies adopt the standard and companies and their advisors gain experience with the standard. SFAS No. 123(R) requires the recognition of the fair value of stock-based compensation in net income. Refer to Note 2 — Summary of Significant Accounting Policies in our notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more discussion.

### *Accounting for Income Taxes*

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We have $8.0 million of gross federal net operating loss carry-forwards as of December 30, 2006. Of this amount, $7.5 million relates to stock option deductions for which the tax effected amount is approximately $3.0 million which would be credited to additional paid-in capital upon realization. The use of these net operating loss carry-forwards may be limited by changes in our ownership. We expect that these net operating loss carry-forwards will impact our tax liability over the next several years. There, however, can be no assurance as to the rate at which these net operating loss carry-forwards can be utilized, or as to whether there will be any other tax incentives available after 2006.

We monitor the realization of our deferred tax assets based on changes in circumstances, for example, recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. Our income tax provision and our assessment of the realizability of our deferred tax assets involve significant judgments and estimates. If we continue to generate taxable income through profitable operations in future years we may be required to recognize these deferred tax assets through the reduction of the valuation allowance which would result in a material benefit to our results of operations in the period in which the benefit is determined, excluding the recognition of the portion of the valuation allowance which relates to stock compensation.

### *Warranty*

We typically provide a one-year warranty against defects in materials and workmanship and will either repair the goods, provide replacement products at no charge to the customer or refund amounts to the customer for defective products. We record estimated warranty costs, based on historical experience by product, at the time we recognize product revenue. As the complexity of our products increases, we could experience higher warranty claims relative to sales than we have previously experienced, and we may need to increase these estimated warranty reserves.

### *Inventory Valuation*

We value our inventory at the lower of the actual cost of our inventory or its current estimated market value. We write down inventory for obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. Because of the seasonality of our consumer product sales and inventory levels, obsolescence of technology and product life cycles, we generally write down inventory to net realizable value based on forecasted product demand. Actual demand and market conditions may be lower than those that we project and this difference could have a material adverse effect on our gross profit if inventory write-downs beyond those initially recorded become necessary. Alternatively, if actual demand and market conditions are more favorable than those we estimated at the time of such a write-down, our gross profit could be favorably impacted in future periods.

## Overview of Results of Operations

The following table sets forth our results of operations for the periods shown:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | December 31, 2004 |
| | | (In thousands) | |
| Revenue | | | |
| Product revenue(1) | $167,687 | $124,616 | $82,678 |
| Contract revenue | 21,268 | 17,352 | 12,365 |
| Total revenue | 188,955 | 141,968 | 95,043 |
| Cost of Revenue | | | |
| Cost of product revenue(2) | 103,651 | 81,855 | 59,321 |
| Cost of contract revenue(2) | 15,569 | 12,534 | 8,371 |
| Total cost of revenue | 119,220 | 94,389 | 67,692 |
| Gross profit(1) | 69,735 | 47,579 | 27,351 |
| Operating Expenses | | | |
| Research and development(2) | 17,025 | 11,601 | 5,504 |
| Selling and marketing(2) | 33,969 | 21,796 | 14,106 |
| General and administrative(2) | 18,703 | 12,072 | 7,298 |
| Total operating expenses | 69,697 | 45,469 | 26,908 |
| Operating Income | 38 | 2,110 | 443 |
| Other Income (Expense), Net | 3,831 | 676 | (80) |
| Income Before Income Taxes | 3,869 | 2,786 | 363 |
| Income Tax Expense | 304 | 176 | 144 |
| Net Income | $ 3,565 | $ 2,610 | $ 219 |

(1) Beginning in the first quarter of 2004, we converted from recognizing revenue from U.S. consumer product sales on a "sell-through" basis (when retail stores sold our robots) to a "sell-in" basis (when our robots are shipped to retail stores). As a result of this conversion, our revenue and gross profit in the first quarter of 2004 included $5.7 million and $2.5 million, respectively, from robots shipped prior to 2004.

(2) Stock-based compensation recorded in 2006, 2005 and 2004 breaks down by expense classification as follows.

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | December 31, 2004 |
| | | (In thousands) | |
| Cost of product revenue | $ 326 | $ 33 | $ — |
| Cost of contract revenue | 267 | 58 | — |
| Research and development | 376 | 95 | — |
| Selling and marketing | 389 | 32 | — |
| General and administrative | 1,211 | 380 | 283 |

The following table sets forth our results of operations as a percentage of revenue for the periods shown:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | December 31, 2004 |
| Revenue | | | |
| Product revenue | 88.7% | 87.8% | 87.0% |
| Contract revenue | 11.3 | 12.2 | 13.0 |
| Total revenue | 100.0 | 100.0 | 100.0 |
| Cost of Revenue | | | |
| Cost of product revenue | 54.9 | 57.7 | 62.4 |
| Cost of contract revenue | 8.2 | 8.8 | 8.8 |
| Total cost of revenue | 63.1 | 66.5 | 71.2 |
| Gross profit | 36.9 | 33.5 | 28.8 |
| Operating Expenses | | | |
| Research and development | 9.0 | 8.2 | 5.8 |
| Selling and marketing | 18.0 | 15.3 | 14.8 |
| General and administrative | 9.9 | 8.5 | 7.7 |
| Total operating expenses | 36.9 | 32.0 | 28.3 |
| Operating Income | 0.0 | 1.5 | 0.5 |
| Other Income (Expense), Net | 2.0 | 0.4 | (0.1) |
| Income Before Income Taxes | 2.0 | 1.9 | 0.4 |
| Income Tax Expense | 0.1 | 0.1 | 0.2 |
| Net Income | 1.9% | 1.8% | 0.2% |

### *Comparison of Years Ended December 30, 2006 and December 31, 2005*

*Revenue*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Total Revenue | $188,955 | $141,968 | $46,987 | 33.1% |

Our revenue increased 33.1% to $189.0 million in fiscal 2006 from $142.0 million in fiscal 2005. Revenue increased approximately $18.4 million, or 19.7%, in our home robots business and $28.6 million, or 59.6%, in our government and industrial business.

The $18.4 million increase in revenue from our home robots division was driven primarily by the initial distribution into the retail channel of our Scooba floor washing robot, which was released late in 2005, continued demand for our Roomba floor vacuuming robot and an 8.2% increase in net average selling prices. Total home floor care robots shipped in fiscal 2006 was approximately 725,000 units compared to approximately 663,000 units in fiscal 2005. Included in this $18.4 million growth was an increase of approximately $9.4 million in sales through our direct on-line store as compared to $8.6 million of direct revenue in fiscal 2005. During fiscal 2005, we reduced our home robots products return reserve accrual rate based on an analysis that indicated that our actual customer return rates had decreased significantly and, accordingly, during the third quarter we revised our returns reserve rate and reduced the returns reserve as of October 1, 2005. As a result of this decrease, during the third quarter of 2005, we recognized an additional $2.7 million of home robots product revenue related to robots shipped both during the third quarter of 2005 and during prior periods.

The $28.6 million increase in revenue from our government and industrial business for fiscal 2006 as compared to fiscal 2005 was due to a 52.8% increase in the number of military robots shipped combined with a 5.5% increase in associated net average selling prices, a 30.9% increase in recurring contract revenues generated under funded research and development contracts and the one-time impact of $2.2 million associated with the United Kingdom Ministry of Defence contract modification. Also included in this $28.6 million growth was an increase of approximately $7.5 million in product life cycle revenue (robot spares), as compared to $5.4 million of product life cycle revenue in fiscal 2005, which was primarily driven by the increased demand for our military robots,. Total military robot units shipped in fiscal 2006 was 385 compared to 252 in fiscal 2005. This unit increase was directly related to 229 units shipped under our contract with the Naval Sea Systems Command for Man Transportable Robotics Systems.

*Cost of Revenue*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Total cost of revenue | $119,220 | $94,389 | $24,831 | 26.3% |
| As a percentage of total revenue | 63.1% | 66.5% | | |

Total cost of revenue increased to $119.2 million in fiscal 2006, compared to $94.4 million in the fiscal 2005. The increase is primarily attributable to a 9.4% increase in the unit sales of our home floor care robots, a 52.8% increase in the unit sales of our military robots and higher costs associated with a 30.9% increase in recurring contract revenues generated under funded research and development contracts in fiscal 2006 as compared to fiscal 2005.

The home robots division cost of revenue decreased as a percent of revenue by 1.2 percentage points in fiscal 2006 as compared to fiscal 2005. This decrease was attributable to the above-mentioned increase in average selling prices offset by a 6.4% increase in average unit costs as a result of a shift in the product mix of the home floor care robots that we sold. In particular, the average unit cost increase was largely attributable to a significant number of Scooba floor washing robots shipped in fiscal 2006. Our Scooba floor washing robot carries a higher per unit cost than our Roomba floor vacuuming robot which represented nearly 100% of home floor care robots shipped in fiscal 2005.

The government and industrial robots division cost of revenue decreased as a percent of revenue by 8.8 percentage points for fiscal 2006 as compared to fiscal 2005. This decrease was due primarily to the above-mentioned increase in average selling prices, a 9.1% reduction in the average unit cost of product sold, higher margins on increased product life cycle revenue and lower cost of warranty partially offset by higher manufacturing overhead.

*Gross Profit*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Total gross profit | $69,735 | $47,579 | $22,156 | 46.6% |
| As a percentage of total revenue | 36.9% | 33.5% | | |

Gross profit increased 46.6% to $69.7 million in fiscal 2006, from $47.6 million in fiscal 2005. Gross profit as a percentage of revenue increased to 36.9% in fiscal 2006 from 33.5% of revenue in fiscal 2005. This 3.4 percentage increase in gross profit was the result of the home robots division gross profit increasing 1.2 percentage points and the government and industrial gross profit increasing 8.8 percentage points. These increases were partially offset by the fact that the home robots division, which carries a higher overall gross profit than the government and industrial division, accounted for 63.6% of total gross profit in fiscal 2006 as compared to 75.5% in the fiscal 2005. Included in the total gross profit for fiscal 2006 was $2.6 million associated with the United Kingdom Ministry of Defence contract modification, which accounted for 0.6 percentage points of the year over year improvement in gross profit as a percent of revenue.

*Research and Development*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Total research and development | $17,025 | $11,601 | $5,424 | 46.8% |
| As a percentage of total revenue | 9.0% | 8.2% | | |

Research and development expenses increased by $5.4 million or 46.8% to $17.0 million (9.0% percent of revenue) in fiscal 2006, from $11.6 million (8.2% of revenue) for fiscal 2005. The increase in research and development expense is primarily due to an increase of $3.6 million in compensation and benefit related expenses attributed to increased headcount. Consulting and related material costs associated with internal research projects increased by $1.9 million and $1.3 million, respectively. Additionally, $0.4 million of the increase related to increased occupancy and depreciation expenses that include the addition of the Mysore, India office, which opened in late 2005, as well as increased depreciation expense on computer equipment related to increased headcount. These increases were offset by a reduction of $2.3 million in internally funded research and development projects primarily related to the Scooba floor washing robot, which was launched late in the fourth quarter of 2005. In fiscal 2007, we intend to continue to invest in research and development to respond to and anticipate customer needs. Accordingly, we anticipate research and development expenses will continue to increase in absolute dollars, but decrease as a percentage of total revenue.

Overall research and development headcount increased to 104 at December 30, 2006 compared to 72 as of December 31, 2005, an increase of 32 employees or 44% growth.

In addition to our internal research and development activities discussed above, we incur research and development expenses under funded development arrangements with both governments and industrial third parties. For fiscal 2006 these expenses amounted to $15.6 million compared to $12.5 million for the comparable period in 2005. The increase in these expenses was primarily due to increased headcount in our research and development function to 58 employees at December 30, 2006 from 48 employees at December 31, 2005. In accordance with generally accepted accounting principles, these expenses have been classified as cost of revenue rather than research and development expense.

*Selling and Marketing*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Total selling and marketing | $33,969 | $21,796 | $12,173 | 55.8% |
| As a percentage of total revenue | 18.0% | 15.4% | | |

Selling and marketing expenses increased by $12.2 million or 55.8% to $34.0 million (18.0% of revenue) in fiscal 2006 from $21.8 million (15.4% of revenue) in fiscal 2005. The increase in selling and marketing expense was primarily driven by an increase in home robot division selling and marketing expense of $9.3 million over fiscal 2005. This increase was primarily made up of $2.9 million of increased television advertising and related production costs, $2.9 million increase in direct fulfillment costs associated with the $9.4 million increase in our direct on-line store sales, $1.7 million increased cooperative advertising, $0.7 million increased compensation and benefit related expense, $0.7 million increased customer service costs and $0.5 million increased sales commissions. All of these increases are attributable to the increase in fiscal 2006 of $18.4 million of home robot revenue as compared to fiscal 2005. Government and industrial division selling and marketing expenses were up $1.8 million for fiscal 2006 as compared to fiscal 2005 due primarily to $0.5 million of increased bid and proposal activities, $0.4 million of increased compensation and benefit related expense attributed to incremental headcount and $0.2 million increased travel costs. Corporate sales and marketing increased $1.0 million of which $0.6 million relates to public relations expenses. In fiscal 2007, we expect to accelerate our investment in sales and marketing to increase brand awareness. Accordingly, we anticipate selling and marketing expenses will increase in absolute dollars and as a percentage of total revenue.

Overall selling and marketing headcount increased to 31 at December 30, 2006 compared to 24 as of December 31, 2005, an increase of 7 employees or 29% growth.

*General and Administrative*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| General and administrative | $18,703 | $12,072 | $6,631 | 54.9% |
| As a percentage of total revenue | 9.9% | 8.5% | | |

General and administrative expenses increased by $6.6 million or 54.9% to $18.7 million (9.9% of revenue) in fiscal 2006 from $12.1 million (8.5% of revenue) in fiscal 2005. The increase in general and administrative expense was primarily driven by an increase of $2.7 million in compensation, benefits, occupancy, depreciation and other people related expenses due to increased headcount over the comparable period and $0.4 million related to increases in software maintenance and general liability insurance. Also included in the $6.6 million increase was $2.2 million relating to costs incurred on professional accounting, legal and other costs associated with being a public company, including costs associated with Section 404 of the Sarbanes-Oxley, all of which were not required in 2005 as we were a private company for the majority of the year. SFAS 123R stock-based compensation costs totaling $0.8 million were recorded, a factor that did not exist in the comparable period. In fiscal 2007, we anticipate general and administrative expenses will increase in absolute dollars in support of expected globalization activities.

Overall general and administrative headcount increased to 72 at December 30, 2006 compared to 61 as of December 31, 2005, an increase of 11 employees or 18% growth.

*Other Income (Expense), Net*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Other Income (expense), net | $3,831 | $676 | $3,155 | 466.7% |
| As a percentage of total revenue | 2.0% | 0.4% | | |

For fiscal 2006, other income (expense), net amounted to $3.8 million compared to $0.7 million in fiscal 2005. The other income (expense), net was directly related to $4.0 million of interest income resulting from the investment of net proceeds from our initial public offering that occurred in November, 2005.

*Income Tax Provision*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Income tax provision | $304 | $176 | $128 | 72.7% |
| As a percentage of total revenue | 0.1% | 0.1% | | |

The provision for income taxes for fiscal 2006 consists of $0.2 million of federal alternative minimum taxes and $0.1 million of state taxes compared to $0.2 million of federal alternative minimum taxes in fiscal 2005.

*Comparison of Years Ended December 31, 2005 and 2004*

*Revenue*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 31, 2005 | December 31, 2004 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Total Revenue | $141,968 | $95,043 | $46,925 | 49.4% |

Our revenue increased 49.4% to $141.9 million in fiscal 2005 from $95.0 million in fiscal 2004. Revenue increased approximately $22.6 million, or 31.7%, in our consumer business and $24.7 million, or 106.4%, in our government and industrial business.

The increase in revenue from our home robots products was primarily driven by continued demand for our Roomba floor vacuuming robots and to a lesser degree, for our Scooba floor washing robot, as it was released late in 2005. During the year we added four retailers to our retail network, which accounted for 5% of our total revenue during the period and increased the total number of retailers offering our products to 19. During fiscal 2005, we also reduced our consumer products return reserve accrual rate based on an analysis that indicated that our actual customer return rates had decreased significantly and, accordingly, during the third quarter we revised our returns reserve rate and reduced the returns reserve as of October 1, 2005. As a result of this decrease, during the third quarter of 2005, we recognized an additional $2.7 million of consumer product revenue related to robots shipped both during the third quarter of 2005 and during prior periods.

The increase in revenue from our government and industrial business in fiscal 2005 as compared to fiscal 2004 was due primarily to increased revenue from sales of our military robots, including the shipment of 152 of our PackBot tactical military robots to the U.S. Navy, and a significant increase in contract revenues generated under funded research and development contracts, including under the Future Combat Systems program.

Our revenue in fiscal 2004 was positively impacted by our conversion in accounting for U.S. consumer product sales from a "sell-through" basis (when retail stores sell our Roomba robots to their customers) to a "sell-in" basis (when our robots are shipped by us to the retail stores). As a result of this conversion, in 2004 we recognized $5.7 million of product revenue from products shipped by us prior to fiscal 2004.

*Cost of Revenue*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 31, 2005 | December 31, 2004 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Total cost of revenue | $94,389 | $67,692 | $26,697 | 39.4% |
| As a percentage of total revenue | 66.5% | 71.2% | | |

Our cost of revenue increased to $94.4 million in fiscal 2005, compared to $67.7 million in fiscal 2004. The increase is primarily attributable to a 136.8% increase in the unit sales of our PackBot robots in fiscal 2005 as compared to fiscal 2004, and a $4.1 million increase in costs associated with the $5.0 million increase in contract revenue. Unit sales in our consumer business increased by approximately 12.0% in fiscal 2005 as compared to fiscal 2004. After giving effect to the impact of converting to "sell-in" accounting in the first quarter of fiscal 2004 as described above, the increase was 2.3%. In addition to the changes in sales volume, the unit costs of manufacturing our consumer robots increased by approximately 17.9% over the comparable period in fiscal 2004 related primarily to an increase in costs associated with the production of the second generation Roomba robots and a shift in the mix of the consumer robots that we sold. The unit costs of manufacturing our PackBot robots decreased by approximately 12.6% over the comparable period in fiscal 2004 primarily as a result of manufacturing economies of scale.

*Gross Profit*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 31, 2005 | December 31, 2004 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Total gross profit | $47,579 | $27,351 | $20,228 | 74.0% |
| As a percentage of total revenue | 33.5% | 28.8% | | |

Gross profit increased 74.0% to $47.6 million in fiscal 2005, from $27.4 million in fiscal 2004. Gross profit as a percentage of revenue increased to 33.5% in fiscal 2005 from 28.8% of revenue in fiscal 2004. The 4.7% percentage point increase in gross profit as a percent of revenue in fiscal 2005 was primarily due to improved gross profit of 6.0% on our consumer and government and industrial robots, including a gross profit increase resulting from the reduction of our returns reserve. The favorable impact from improved product gross profit was offset by approximately 0.7% as the result of lower gross profit realized on funded research and development contracts and, to a lesser extent, a decrease in gross profit from royalty revenue for fiscal 2005. Gross profit in fiscal 2004 included $2.5 million as a result of the change in accounting from a "sell-through" to "sell-in" basis.

*Research and Development*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 31, 2005 | December 31, 2004 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Total research and development | $11,601 | $5,504 | $6,097 | 110.8% |
| As a percentage of total revenue | 8.2% | 5.8% | | |

Research and development expenses increased approximately 110.8% to $11.6 million (8.2% of revenue) in fiscal 2005 from $5.5 million (5.8% of revenue) in fiscal 2004. The increase in research and development expenses was primarily due to increased headcount in our internal research and development function to 72 employees at December 31, 2005 from 48 employees at December 31, 2004. For fiscal years 2005 and 2004 we incurred the majority of our internal (non-funded) research and development expenses to support the development of enhancements to our Roomba product line as well as our Scooba floor washing robot development which began in early 2004.

In addition to our internal research and development activities discussed above, we incur research and development expenses under funded development arrangements with both governments and industrial third parties. For fiscal year 2005 these expenses amounted to $12.5 million compared to $8.4 million for the comparable period in 2004. The increase in these expenses was primarily due to increased headcount in our research and development function to 48 employees at December 31, 2005 from 18 employees at December 31 2004. In accordance with generally accepted accounting principles, these expenses have been classified as cost of revenue rather than research and development expense.

*Selling and Marketing*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 31, 2005 | December 31, 2004 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Total selling and marketing | $21,796 | $14,106 | $7,690 | 54.5% |
| As a percentage of total revenue | 15.3% | 14.8% | | |

Selling and marketing expenses increased 54.5% to $21.8 million (15.3% of revenue) in fiscal 2005 from $14.1 million (14.8% of revenue) in fiscal 2004. The increase in selling and marketing expense was primarily due to an increase in direct marketing and advertising programs and promotional expenses in support of the Roomba product line, including our Roomba Scheduler robot, which was launched in the third quarter of 2005, as well as increased salaries and related personnel costs associated with the expansion of our selling and marketing headcount to 24 employees from 13 employees.

*General and Administrative*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 31, 2005 | December 31, 2004 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| General and administrative | $12,072 | $7,298 | $4,774 | 65.4% |
| As a percentage of total revenue | 8.5% | 7.7% | | |

General and administrative expenses increased 65.4% to $12.1 million (8.5% of revenue) in fiscal 2005 from $7.3 million (7.7% of revenue) in fiscal 2004. The increase in general and administrative expenses was primarily due to increased salaries and related personnel costs associated with the growth in headcount in our general and administrative functions to 61 employees from 33 employees, primarily in the areas of accounting, information technology, human resources, and legal, and the related expenses associated with our preparations to become and operate as a public company during the fiscal year.

*Other Income (Expense), Net*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 31, 2005 | December 31, 2004 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Other Income (expense), net | $676 | $ (80) | $756 | N/M |
| As a percentage of total revenue | 0.4% | (0.1)% | | |

Other income, net amounted to $0.7 million for fiscal 2005 compared to other expense, net of approximately $0.1 million for fiscal 2004. The other income (expense), net was directly related to $0.8 million of interest income earned offset partially by increased franchise taxes associated with our increased capitalization after our initial public offering.

*Income Tax Provision*

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | December 31, 2005 | December 31, 2004 | Dollar Change | Percent Change |
| | (Dollars in thousands) | | | |
| Income tax provision | $176 | $144 | $32 | 22.2% |
| As a percentage of total revenue | 0.1% | 0.1% | | |

The provision for income taxes of $0.2 million for fiscal 2005, compared with a provision of $0.1 million for fiscal 2004, represents taxes due based on federal alternative minimum taxes.

**Liquidity and Capital Resources**

At December 30, 2006 our principal sources of liquidity were cash and cash equivalents totaling $5.6 million, short-term investments of $64.8 million and accounts receivable of $28.5 million. Prior to our initial public offering in November 2005, we funded our growth primarily with proceeds from the issuance of convertible preferred stock for aggregate net cash proceeds of $37.5 million, occasional borrowings under a working capital line of credit and cash generated from operations. In the initial public offering, we raised $70.4 million net of underwriting and professional fees associated with this offering.

We manufacture and distribute our products through contract manufacturers and third-party logistics providers. We believe that this approach gives us the advantages of relatively low capital investment and significant flexibility in scheduling production and managing inventory levels. By leasing our office facilities, we also minimize the cash needed for expansion. Accordingly, our capital spending is generally limited to leasehold improvements, computers, office furniture and product-specific production tooling, internal use software and test equipment. In fiscal 2006 and 2005, we spent $7.5 million and $5.5 million, respectively, on capital equipment.

During 2006, our strategy for delivering product to our retail customers changed from a model that emphasized container shipments directly to the retailer from China to a model emphasizing improved logistics capabilities that allow our retail partners to take possession of product on a domestic basis. Accordingly, our home robots product inventory consists of goods shipped to our domestic third-party logistic providers for the fulfillment of domestic retail orders and direct-to-consumer sales. Our inventory of military products is minimal as they are generally built to order. Our contract manufacturers are responsible for purchasing and stocking the components required for the production of our products, and they invoice us when the finished goods are shipped.

Our consumer product sales are, and are expected to continue to be, highly seasonal. This seasonality typically results in a net use of cash in support of operating needs during the first half of the year with the low point generally occurring in the middle of the third quarter, and a favorable cash flow during the second half of the year. In the past, we have relied on our working capital line of credit to cover the short-term cash needs resulting from the seasonality of our consumer business.

### *Discussion of Cash Flows*

Net cash provided by our operating activities in fiscal 2006 was $0.6 million compared to net cash used by operating activities of $9.0 million in fiscal 2005 and net cash provided by operating activities of $8.9 million in fiscal 2004. The cash provided by our operating activities in fiscal 2006 was primarily due to net income of $3.6 million and an increase in accounts payable, accrued expenses and accrued compensation of $8.7 million, offset by an increase in accounts receivable and unbilled revenue of $6.0 million, an increase in inventory of $5.0 million, an increase in other assets of $1.3 million, and a decrease in provision for contract settlement and deferred revenue of $5.7 million. In addition, in fiscal 2006, we had depreciation and amortization of approximately $3.7 million and amortization of deferred compensation of $2.6 million, both of which are non-cash expenses. The increase in accounts receivable, inventory and liabilities in fiscal 2006 are directly attributable to the 33.1% growth in revenue from the comparable period in fiscal 2005. The cash used by our operating activities in fiscal 2005 was primarily due to an increase in accounts receivable of $9.8 million, an increase in inventory of $8.2 million, an increase in other current assets of $1.1 million, and an increase in unbilled revenue of $0.7 million, offset by net income of $2.6 million, and an increase in liabilities of approximately $5.5 million. In addition, in fiscal 2005, we had depreciation and amortization of approximately $2.1 million and amortization of deferred compensation of $0.6 million, both of which are non-cash expenses. The increase in accounts receivable, inventory and liabilities in fiscal 2005 are directly attributable to the 49.4% growth in revenue from the comparable period in fiscal 2004. The cash provided by our operating activities in fiscal 2004 was primarily due to net income of approximately $0.2 million, an increase in total liabilities of $7.6 million, a decrease in inventory of $3.8 million, a decrease in unbilled revenue of approximately $0.4 million and a decrease in other assets of approximately $0.4 million, which were partially offset by an increase in accounts receivable of $5.1 million. In addition, in fiscal 2004, we had $1.3 million of depreciation expense and approximately $0.3 million in deferred compensation, both of which represent non-cash expenses.

Net cash used in our investing activities was $72.3 million in fiscal 2006, $5.5 million in fiscal 2005, and $3.2 million in fiscal 2004. Investment activities in 2006 represent the purchase of short-term investments (net of the sale of short-term investments) of $64.8 million and the purchase of capital equipment of $7.5 million. Investment activities in 2005 and 2004 represent the purchase of capital equipment in support of our growth, including computer equipment, internal use software, furniture and fixtures, engineering and test equipment, and production tooling. The 2006 investment in capital equipment of $7.5 million consisted primarily of purchases of production tooling, internal use software and computer equipment.

Net cash provided by our financing activities was approximately $1.2 million in fiscal 2006, $71.1 million in fiscal 2005, and $9.2 million in fiscal 2004. Net cash provided by our financing activities in fiscal 2006 consisted primarily of proceeds from stock option exercises. Net cash provided by our financing activities in fiscal 2005 consisted primarily of $70.4 million of proceeds from our initial public offering and $0.7 million from the exercise of common stock options. Net cash provided by our financing activities in fiscal 2004 consisted primarily of proceeds of $9.9 million from the issuance of a series of convertible preferred stock, approximately $0.3 million from exercises of common stock options and approximately $0.3 million from the issuance of restricted stock, offset by $1.3 million for repayment of borrowings under our working capital line of credit.

The majority of our long-lived assets for the years ended December 30, 2006, December 31, 2005 and 2004 are located in the United States. However, we have invested in production tooling for the manufacture of the Roomba and Scooba product lines in China.

We currently have a $20.7 million accumulated deficit as a result of significant losses incurred through 2003, largely attributable to our investment in internally funded research and development. Based on our historical product development efforts, we launched our first commercial products, our Roomba floor vacuuming robot and our PackBot tactical military robot, in fiscal 2002. Since fiscal 2002, our revenue has significantly increased, our investment in internally-funded research and development has declined as a percentage of revenue, and we achieved profitability in fiscal years 2004, 2005 and 2006. We have not invested significantly in property, plant and equipment, primarily as a result of our outsourced approach to manufacturing that provides significant flexibility in both managing inventory levels and financing our inventory. Our consumer revenue has been highly seasonal. This seasonality tends to result in the net use of cash during the first half of the year and significant generation of cash in the second half of the year. Given the recent success of our products and resulting growth in revenue, we believe that existing cash, cash equivalents, cash provided by operating activities and funds available through our bank line of credit will be sufficient to meet our working capital and capital expenditure needs for the foreseeable future.

***Working Capital Facility***

On May 26, 2005, we obtained a working capital line of credit with a bank under which we can borrow up to $20.0 million, including a $2.0 million sub-limit for equipment financing. Interest accrues at a variable rate based on prime or published LIBOR rates. The line expires on May 26, 2007 at which time all advances will be immediately due and payable. As of December 30, 2006, we had no amounts outstanding and $20.0 million available under our working capital line of credit. Borrowings are secured by substantially all of our assets other than our intellectual property. The credit facility restricts our ability to:

- incur or guaranty additional indebtedness;
- create liens;
- enter into transactions with affiliates;
- make loans or investments;
- sell assets;
- pay dividends or make distributions on, or repurchase, our stock; or
- consolidate or merge with other entities.

In addition, we are required to maintain quarterly tangible net worth thresholds based on our stockholders' equity under the credit facility that vary by quarter based on anticipated seasonality in our business. These operating and financial covenants may restrict our ability to finance our operations, engage in business activities or expand or pursue our business strategies. At December 30, 2006, we were in compliance with all covenants under the credit facility. To the extent we are unable to satisfy those covenants in the future, we will need to obtain waivers to avoid being in default of the terms of this credit facility. In addition to a covenant default, other events of default under our credit facility include the filing or entry of a tax lien, attachment of funds or material judgment against us, or other uninsured loss of our material assets. If a default occurs, the bank may require that we repay all amounts then outstanding.

***Working Capital and Capital Expenditure Needs***

We currently have no material cash commitments, except for normal recurring trade payables, expense accruals and operating leases, all of which we anticipate funding through our existing working capital line of credit, working capital and funds provided by operating activities. We do anticipate making significant capital commitments in the next twelve months for expenditures associated with the planned move to our new corporate headquarters on or about May 1, 2008. These expenditures will be jointly funded by the landlord for this site and by the Company. Other than this project, we do not currently anticipate significant investment in property and equipment, and we believe that our outsourced approach to manufacturing provides us with flexibility in both managing inventory levels and financing our inventory. We believe our existing cash, cash equivalents, cash provided by operating activities, and funds available through our working capital line of credit will be sufficient to meet our working capital and capital expenditure needs over at least the next twelve months. In the event that our revenue plan does not meet our expectations, we may eliminate or curtail expenditures to mitigate the impact on our working capital. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies, and the continuing market acceptance of our products and services. Moreover, to the extent that existing cash, cash equivalents, cash from operations, and cash from short-term borrowing are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

### Contractual Obligations

We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under our working capital line of credit, leases for office space and minimum contractual obligations for services. The following table describes our commitments to settle contractual obligations in cash as of December 30, 2006:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Less Than 1 Year | 1 to 3 Years | 3 to 5 Years | More Than 5 Years | Total |
| | | | (In thousands) | | |
| Operating leases | $1,909 | $1,726 | $ 75 | $— | $3,710 |
| Minimum contractual payments | — | 1,750 | 1,750 | — | 3,500 |
| Total | $1,909 | $3,476 | $1,825 | $— | $7,210 |

On February 22, 2007, we entered into a lease agreement for our new corporate headquarters in Bedford, Massachusetts to which we expect to relocate on or about May 1, 2008.

### Off-Balance Sheet Arrangements

As of December 30, 2006, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

### Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. We are currently assessing SFAS No. 157 and have not yet determined the impact, if any, that its adoption will have on our result of operations or financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of SAB 108 did not have any impact on our results of operations or financial condition.

In June 2006, FASB issued FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for fiscal years beginning after December 15, 2006. We are continuing to evaluate the impact that the adoption of FIN 48 will have on our results of operations or financial condition. We do not expect the adoption to have a material impact on our results of operations or financial condition.

In May 2005, FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, which replaces APB No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.* SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted SFAS No. 154 effective January 1, 2006 and the adoption did not have an effect on our consolidated results of operations and financial condition.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs*, an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4, *Inventory Pricing.* SFAS No. 151 amends previous guidance regarding treatment of abnormal amounts of idle facility expense, freight, handling costs, and spoilage. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the cost of the production be based on normal capacity of the production facilities. We adopted SFAS No. 151 effective January 1, 2006 and the adoption did not have an effect on our consolidated results of operations and financial condition.

From time to time, new accounting pronouncements are issued by FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

### Foreign Currency Exchange Risk

Nearly all of our revenue is derived from transactions denominated in U.S. dollars, even though we maintain sales and business operations in foreign countries. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations, but we believe this exposure to be immaterial.

### Interest Rate Sensitivity

We had unrestricted cash and cash equivalents of $5.6 million and short term investments of $64.8 million at December 30, 2006. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Some of the securities in which we invest, however, may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including auction rate securities, commercial paper, money market funds, debt securities and certificates of deposit. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. As of December 30, 2006, all of our cash equivalents were held in money market accounts and our short-term investments were comprised of auction rate securities.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments, primarily certain borrowings under our bank line of credit. The advances under this line of credit bear a variable rate of interest determined as a function of the prime rate or the published LIBOR rate at the time of the borrowing. At December 30, 2006, there were no amounts outstanding under our working capital line of credit.

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

### iROBOT CORPORATION

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
iRobot Corporation:

We have completed an integrated audit of iRobot Corporation's 2006 consolidated financial statements and of its internal control over financial reporting as of December 30, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

### Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of iRobot Corporation and its subsidiaries at December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

### Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 30, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 28, 2007

## iROBOT CORPORATION

## CONSOLIDATED BALANCE SHEETS

| | December 30, 2006 | December 31, 2005 |
|---|---|---|
| | (In thousands) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 5,583 | $ 76,064 |
| Short term investments | 64,800 | — |
| Accounts receivable, net of allowance of $163 and $117 at December 30, 2006 and December 31, 2005, respectively | 28,510 | 23,045 |
| Unbilled revenue | 1,961 | 1,424 |
| Inventory, net | 20,890 | 15,903 |
| Other current assets | 2,863 | 1,533 |
| Total current assets | 124,607 | 117,969 |
| Property and equipment, net | 10,701 | 6,966 |
| Total assets | $135,308 | $124,935 |
| **LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)** | | |
| Current liabilities: | | |
| Accounts payable | $ 27,685 | $ 23,721 |
| Accrued expenses | 7,020 | 3,484 |
| Accrued compensation | 5,227 | 4,002 |
| Provision for contract settlements | — | 5,154 |
| Deferred revenue | 457 | 1,018 |
| Total current liabilities | 40,389 | 37,379 |
| Commitments and contingencies (Note 12): | | |
| Redeemable convertible preferred stock, 5,000 shares authorized and zero outstanding at December 30, 2006 and December 31, 2005 | — | — |
| Common stock, $0.01 par value, 100,000 and 100,000 shares authorized and 23,791 and 23,406 issued and outstanding at December 30, 2006 and December 31, 2005, respectively | 238 | 234 |
| Additional paid-in capital | 117,718 | 114,808 |
| Deferred compensation | (2,326) | (3,210) |
| Accumulated deficit | (20,711) | (24,276) |
| Total stockholders' equity | 94,919 | 87,556 |
| Total liabilities, redeemable convertible preferred stock and stockholders' equity | $135,308 | $124,935 |

See accompanying Notes to Consolidated Financial Statements

## iROBOT CORPORATION

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | December 31, 2004 |
| | (In thousands, except per share amounts) | | |
| **Revenue:** | | | |
| Product revenue | $167,687 | $124,616 | $82,678 |
| Contract revenue | 21,268 | 17,352 | 12,365 |
| Total revenue | 188,955 | 141,968 | 95,043 |
| **Cost of revenue:** | | | |
| Cost of product revenue(1) | 103,651 | 81,855 | 59,321 |
| Cost of contract revenue(1) | 15,569 | 12,534 | 8,371 |
| Total cost of revenue | 119,220 | 94,389 | 67,692 |
| Gross profit | 69,735 | 47,579 | 27,351 |
| **Operating expenses:** | | | |
| Research and development(1) | 17,025 | 11,601 | 5,504 |
| Selling and marketing(1) | 33,969 | 21,796 | 14,106 |
| General and administrative(1) | 18,703 | 12,072 | 7,298 |
| Total operating expenses | 69,697 | 45,469 | 26,908 |
| Operating income | 38 | 2,110 | 443 |
| Other income (expense), net | 3,831 | 676 | (80) |
| Income before income taxes | 3,869 | 2,786 | 363 |
| Income tax expense | 304 | 176 | 144 |
| Net income | $ 3,565 | $ 2,610 | $ 219 |
| Net income attributable to common stockholders | $ 3,565 | $ 1,553 | $ 118 |
| Net income per share | | | |
| Basic | $ 0.15 | $ 0.13 | $ 0.01 |
| Diluted | $ 0.14 | $ 0.11 | $ 0.01 |
| Number of shares used in per share calculations | | | |
| Basic | 23,516 | 12,007 | 9,660 |
| Diluted | 25,601 | 14,331 | 19,183 |

(1) Stock-based compensation recorded in 2006, 2005 and 2004 breaks down by expense classification as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | December 31, 2004 |
| | | (In thousands) | |
| Cost of product revenue | $ 326 | $ 33 | $ — |
| Cost of contract revenue | 267 | 58 | — |
| Research and development | 376 | 95 | — |
| Selling and marketing | 389 | 32 | — |
| General and administrative | 1,211 | 380 | 283 |

See accompanying Notes to Consolidated Financial Statements

## iROBOT CORPORATION

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

| | Common Stock | | Additional Paid-In Capital | Note Receivable from Stockholder | Deferred Compensation | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Value | | | | | |
| | | | (In thousands, except share amounts) | | | | |
| **Balance at December 31, 2003** | 9,360,750 | 93 | 1,696 | (43) | — | (27,105) | (25,359) |
| Issuance of restricted stock | 397,584 | 4 | 967 | | (670) | | 301 |
| Amortization of deferred compensation relating to restricted stock | | | | | 283 | | 283 |
| Issuance of common stock for exercise of stock options | 371,123 | 4 | 262 | | | | 266 |
| Net income | | | | | | 219 | 219 |
| **Balance at December 31, 2004** | 10,129,457 | 101 | 2,925 | (43) | (387) | (26,886) | (24,290) |
| Amortization of deferred compensation relating to restricted stock | | | | | 200 | | 200 |
| Issuance of common stock for exercise of stock options | 442,204 | 4 | 633 | | | | 637 |
| Repayment of note receivable from stockholder | | | | 43 | | | 43 |
| Conversion of preferred to common stock | 9,557,246 | 96 | 37,411 | | | | 37,507 |
| Proceeds of initial public offering, net of costs | 3,260,870 | 33 | 70,374 | | | | 70,407 |
| Conversion of warrants to common stock | 16,155 | | | | | | — |
| Deferred compensation relating to issuance of stock options | | | 3,421 | | (3,421) | | — |
| Tax benefit of disqualifying dispositions | | | 44 | | | | 44 |
| Amortization of deferred compensation relating to stock options | | | | | 398 | | 398 |
| Net income | | | | | | 2,610 | 2,610 |
| **Balance at December 31, 2005** | 23,405,932 | 234 | 114,808 | — | (3,210) | (24,276) | 87,556 |
| Amortization of deferred compensation relating to restricted stock | | | | | 101 | | 101 |
| Issuance of common stock for exercise of stock options | 384,827 | 4 | 1,045 | | | | 1,049 |
| Tax benefit of disqualifying dispositions | | | 180 | | | | 180 |
| Amortization of deferred compensation relating to stock options | | | 1,768 | | 700 | | 2,468 |
| Reversal of deferred compensation related to cancelled stock options | | | (83) | | 83 | | — |
| Net income | | | | | | 3,565 | 3,565 |
| **Balance at December 30, 2006** | 23,790,759 | $238 | $117,718 | $ — | $(2,326) | $(20,711) | $ 94,919 |

See accompanying Notes to Consolidated Financial Statements

# iROBOT CORPORATION

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | December 31, 2004 |
| | | (In thousands) | |
| **Cash flows from operating activities:** | | | |
| Net income | $ 3,565 | $ 2,610 | $ 219 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities | | | |
| Depreciation and amortization | 3,743 | 2,078 | 1,314 |
| Loss on disposal of fixed assets | 7 | — | 1 |
| Amortization of deferred compensation | 2,569 | 598 | 283 |
| Changes in working capital — (use) source | | | |
| Accounts receivable | (5,465) | (9,786) | (5,122) |
| Unbilled revenue | (537) | (650) | 369 |
| Inventory | (4,987) | (8,235) | 3,751 |
| Other assets | (1,330) | (1,051) | 420 |
| Accounts payable | 3,964 | 4,140 | 12,800 |
| Accrued expenses | 3,536 | 842 | (159) |
| Accrued compensation | 1,225 | 851 | 1,118 |
| Provision for contract settlement | (5,154) | (37) | (143) |
| Deferred revenue | (561) | (270) | (5,913) |
| Change in long-term liabilities | — | (67) | (67) |
| Net cash provided by (used in) operating activities | 575 | (8,977) | 8,871 |
| **Cash flows from investing activities:** | | | |
| Purchase of property and equipment | (7,485) | (5,531) | (3,222) |
| Purchase of investments | (174,100) | — | — |
| Sales of investments | 109,300 | — | — |
| Net cash used in investing activities | (72,285) | (5,531) | (3,222) |
| **Cash flows from financing activities:** | | | |
| Borrowings under revolving line of credit, net | — | — | (1,339) |
| Repayment of note receivable from stockholder | — | 43 | — |
| Proceeds from stock option exercises | 1,049 | 637 | 266 |
| Proceeds from initial public offering, net offering costs | — | 70,407 | — |
| Proceeds from issuance of restricted stock | — | — | 301 |
| Tax benefit of disqualifying dispositions | 180 | 44 | — |
| Net proceeds from sale of preferred stock | — | — | 9,944 |
| Net cash provided by financing activities | 1,229 | 71,131 | 9,172 |
| Net increase (decrease) in cash and cash equivalents | (70,481) | 56,623 | 14,821 |
| Cash and cash equivalents, at beginning of period | 76,064 | 19,441 | 4,620 |
| Cash and cash equivalents, at end of period | $ 5,583 | $76,064 | $19,441 |
| **Supplemental disclosure of cash flow information** | | | |
| Cash paid for interest | $ 15 | $ 13 | $ 142 |
| Cash paid for income taxes | $ 155 | 11 | 124 |

**Supplemental disclosure of noncash investing and financing activities (in thousands)**

During 2006, 2005 and 2004, the Company transferred $1,260, $327 and $186, respectively, of inventory to fixed assets.

On November 15, 2005, in connection with the Company's initial public offering of common stock, the Company converted 9,557 shares of outstanding preferred stock into an equivalent number of shares of common stock.

See accompanying Notes to Consolidated Financial Statements

## iROBOT CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Nature of the Business

iRobot Corporation, formerly IS Robotics, Inc., was incorporated in 1990 to develop robotics and artificial intelligence technologies and apply these technologies in producing and marketing robots. The majority of the Company's revenue is generated from product sales, and government and industrial research and development contracts.

The Company is subject to risks common to companies in high-tech industries including, but not limited to, uncertainty of progress in developing technologies, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products and the need to obtain financing, if necessary.

### 2. Summary of Significant Accounting Policies

***Basis of Presentation***

The accompanying consolidated financial statements include those of iRobot and our subsidiaries, after elimination of all intercompany accounts and transactions. iRobot has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

***Use of Estimates***

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, sales returns, bad debts, warranty claims, inventory reserves, valuation of investments and income taxes. The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company's estimates.

***Reclassification***

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

***Fiscal Year-End***

Beginning in fiscal 2005, the Company operates and reports using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, the Company's fiscal quarters will end on the Saturday that falls closest to the last day of the third month of each quarter.

***Cash and Cash Equivalents***

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents. The Company invests its excess cash primarily in money market funds of major financial institutions. Accordingly, its investments are subject to minimal credit and market risk. At December 30, 2006 and December 31, 2005, cash equivalents were comprised of money market funds totaling $3.8 million and $73.6 million, respectively. These cash equivalents are carried at cost, which approximates fair value.

*Short Term Investments*

The Company's investments are classified as available-for-sale and are recorded at fair value with any unrealized gain or loss recorded as an element of stockholders' equity. The fair value of investments is determined based on quoted market prices at the reporting date for those instruments. As of December 30, 2006, investments consisted of:

| | Cost | Fair Market Value |
|---|---|---|
| | (In thousands) | |
| Auction Rate Debt Securities | $64,800 | $64,800 |

The Company did not hold any investments as of December 31, 2005.

As of December 30, 2006, the Company's investments had maturity dates ranging from July 2018 to August 2045. Despite the long-term contractual maturities of the auction rate securities held at December 30, 2006, all of these securities are available for immediate sale and it is the Company's intention to liquidate these securities within one year.

*Revenue Recognition*

The Company derives its revenue from product sales, government research and development contracts and commercial research and development contracts. The Company sells products directly to customers and indirectly through resellers and distributors. The Company recognizes revenue from sales of consumer robots under the terms of the customer agreement upon transfer of title to the customer, net of estimated returns, provided that collection is determined to be probable and no significant obligations remain. Sales to resellers are subject to agreements allowing for limited rights of return for defective products only, rebates and price protection. The Company has typically not taken product returns except for defective products. Accordingly, the Company reduces revenue for its estimates of liabilities for these rights at the time the related sale is recorded. The Company makes an estimate of sales returns for products sold by resellers directly or through its distributors based on historical returns experience. The Company has aggregated and analyzed historical returns from resellers and end users which form the basis of its estimate of future sales returns by resellers or end users. In accordance with Statement of Financial Accounting Standards No. 48, *"Revenue Recognition When Right of Return Exists,"* the provision for these estimated returns is recorded as a reduction of revenue at the time that the related revenue is recorded. If actual returns differ significantly from its estimates, such differences could have a material impact on the Company's results of operations for the period in which the returns become known. The estimates for returns are adjusted periodically based upon historical rates of returns. The estimates and reserve for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates. Through fiscal 2003, the Company recognized revenue on sales to certain distributors and retail customers upon their sale to the end-user when an allowance for future returns from the end-user could not be reasonably estimated. In fiscal 2004, the Company recognized revenue on all sales to distributors and retail customers upon delivery of product and established a related allowance for future returns based upon historical experience. As a result of this change, the Company recorded revenue of approximately $5.7 million in fiscal 2004 for products shipped prior to January 1, 2004.

Under cost-plus-fixed-fee (CPFF) type contracts, the Company recognizes revenue based on costs incurred plus a pro rata portion of the total fixed fee. Revenue on firm fixed price (FFP) contracts is recognized using the percentage-of-completion method. Costs and estimated gross profits on contracts are recorded as revenue as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Changes in job performance, job conditions, and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to past performance in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period. Revenue earned in excess of billings, if any, is recorded as unbilled revenue. Billings in excess of revenue earned, if any, are recorded as deferred revenue.

### *Allowance for Doubtful Accounts*

The Company maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that may not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience and the age of outstanding receivables.

Activity related to the allowance for doubtful accounts was as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | December 31, 2004 |
| | | (In thousands) | |
| Balance at beginning of period | $117 | $ 50 | $ 248 |
| Provision | 121 | 83 | (65) |
| Deduction(*) | (75) | (16) | (133) |
| Balance at end of period | $163 | $117 | $ 50 |

(*) Deductions related to allowance for doubtful accounts represent amounts written off against the allowance, less recoveries.

### *Inventory*

Inventory is stated at the lower of cost or market with cost being determined using the first-in, first-out (FIFO) method. The Company maintains a reserve for inventory items to provide for an estimated amount of excess or obsolete inventory.

Activity related to the inventory reserve was as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | December 31, 2004 |
| | | (In thousands) | |
| Balance at beginning of period | $ 485 | $ 1,903 | $2,369 |
| Provision | 267 | 251 | — |
| Deduction(*) | (198) | (1,669) | (466) |
| Balance at end of period | $ 554 | $ 485 | $1,903 |

(*) Deductions related to inventory reserve accounts represent amounts written off against the reserve.

### *Property and Equipment*

Property and equipment are recorded at cost and consist primarily of computer equipment, business applications software and machinery. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

| | Estimated Useful Life |
|---|---|
| Computer and research equipment | 3 years |
| Furniture | 5 |
| Machinery | 2-5 |
| Tooling | 2 |
| Business applications software | 5 |
| Capital leases and leasehold improvements | Term of lease |

Expenditures for additions, renewals and betterments of plant and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

### *Impairment of Long-Lived Assets*

The Company periodically evaluates the recoverability of long-lived assets whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. There were no impairment charges recorded during any of the periods presented.

### *Research and Development*

Costs incurred in the research and development of the Company's products are expensed as incurred.

### *Internal Use Software*

The Company capitalizes costs associated with the development and implementation of software obtained for internal use in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"). At December 30, 2006 and December 31, 2005, the Company had $3.6 million and $1.3 million respectively, of internal costs related to enterprise-wide software included in fixed assets. Capitalized costs are being amortized over the assets' estimated useful lives. The Company has recorded $0.6 million, $0.2 million and $0.2 million of amortization expense for the years ended December 30, 2006, December 31, 2005 and 2004, respectively.

### *Concentration of Credit Risk and Significant Customers*

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The individual balances, at times, may exceed federally insured limits. At December 30, 2006 and December 31, 2005, the Company exceeded the insured limit by $6.1 million and $74.3 million, respectively.

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. At December 30, 2006 and December 31, 2005, 12% and 24%, respectively, of the Company's accounts receivable were due from the federal government. At December 30, 2006, two additional customers each accounted for 17% of the Company's account receivable balance. At December 31, 2005, two additional customers each accounted for 12% of the Company's accounts receivable balance. For the years ended December 30, 2006, 2005, and 2004 revenue from one customer, the federal government, represented 34%, 28% and 20% of total revenue, respectively.

***Stock-Based Compensation***

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), *Share-Based Payment*, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123(R), share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grants). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. The Company elected to adopt the modified prospective transition method as provided by SFAS No. 123(R) and, accordingly financial statement amounts for the prior periods presented in this Annual Report on Form 10-K have not been restated to reflect the fair value method of expensing share-based compensation.

Under SFAS No. 123(R), entities that become public companies after June 15, 2005 and used the minimum value method of measuring equity share options and similar instruments as a non-public company for either recognition or pro forma disclosure purposes under SFAS No. 123 must apply the provisions of SFAS No. 123(R) prospectively to new and/or modified awards after the adoption of SFAS No. 123(R). Companies should continue to account for any portion of awards outstanding at the date of initial application of SFAS No. 123(R) using the accounting principles originally applied to those awards — either the minimum value method under SFAS No. 123 or the provisions of APB No. 25 and its related interpretive guidance. Accordingly, the Company did not record any cumulative effect of a change in accounting principle associated with the adoption of SFAS No. 123(R).

The Company has historically granted stock options at exercise prices that equaled the fair value of its common stock as estimated by its board of directors, with input from management, as of the date of grant. Because there was no public market for the Company's common stock prior to its initial public offering on November 9, 2005, its board of directors determined the fair value of its common stock by considering a number of objective and subjective factors, including the Company's operating and financial performance and corporate milestones, the prices at which it sold shares of convertible preferred stock, the superior rights and preferences of securities senior to its common stock at the time of each grant, and the risk and non-liquid nature of its common stock. The Company has not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options, the Company believed its estimates of the fair value of its common stock to be reasonable based on the foregoing factors.

In connection with the initial public offering, the Company retrospectively reassessed the fair value of its common stock for options granted during the period from July 1, 2004 to November 8, 2005. As a result of this reassessment, the Company determined that the estimated fair market value used in granting options for the period from July 1, 2004 to December 31, 2004 was reasonable and appropriate. Accordingly, no deferred compensation was recorded for these grants. For the period from January 1, 2005 through November 8, 2005, the Company determined that the estimated fair value of its common stock increased from $4.60 to $21.60 due to a number of factors such as, among other things, the likelihood of an initial public offering, its improving operating results and the achievement of other corporate milestones in 2005. Based upon this determination, the Company recorded deferred compensation of approximately $3.4 million in the twelve months ended December 31, 2005 under APB

No. 25 relating to stock options with exercise prices below the retrospectively reassessed fair market value on the date of grant. The Company recognized associated stock-based compensation expense of $0.7 million and $0.4 million for the fiscal years ended December 30, 2006 and December 31, 2005, respectively. As of December 30, 2006, the deferred stock-based compensation balance associated with these grants was $2.3 million. The Company will continue to recognize the associated stock-based compensation expense, in accordance with the provisions of APB No. 25, related to these shares of $0.7 million, $0.7 million, $0.7 million and $0.2 million for 2007, 2008, 2009 and 2010, respectively.

Under the provisions of SFAS No. 123(R), the Company recognized $1.8 million of stock-based compensation expense during the fiscal year ended December 30, 2006 for stock options granted subsequent to the initial public offering. The unamortized fair value as of December 30, 2006 associated with these grants was $9.8 million with a weighted average remaining recognition period of 1.83 years.

The fair value of each option grant for the fiscal year ended December 30, 2006 was computed on the grant date using the Black-Scholes option-pricing model with the following assumptions:

| | Fiscal Year Ended December 30, 2006 |
|---|---|
| Risk-free interest rate | 4.32% — 5.11% |
| Expected dividend yield | — |
| Expected life | 3.5 — 6.5 years |
| Expected volatility | 65% |

The risk-free interest rate is derived from the average U.S. Treasury constant maturity rate, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. The dividend yield is zero based upon the fact the Company has never paid and has no present intention to pay cash dividends. The expected term calculation is based upon the simplified method provided under SEC Staff Accounting Bulletin ("SAB") No. 107. Under SAB No. 107, the expected term is developed by averaging the contractual term of the stock option grants (7 or 10 years) with the associated vesting term (typically 4 to 5 years). Given the Company's initial public offering in November 2005 and the resulting short history as a public company, the Company could not rely solely on company specific historical data for purposes of establishing expected volatility. Consequently, the Company performed an analysis of several peer companies with similar expected option lives to develop an expected volatility assumption.

Based upon the above assumptions, the weighted average fair value of each stock option granted for the fiscal year ended December 30, 2006 was $12.771.

The Company has assumed a forfeiture rate of 5% for all stock options granted subsequent to the initial public offering with the exception of those issued to executives and directors for which a zero forfeiture rate has been assumed. In the future, the Company will record incremental stock-based compensation expense if the actual forfeiture rates are lower than estimated and will record a recovery of prior stock-based compensation expense if the actual forfeitures are higher than estimated.

Form 10-K

The Company had previously adopted the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* through disclosure only. The following table illustrates the effects on net income and earnings per share for the fiscal years ended December 31, 2005 and 2004 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based employee awards.

| | Fiscal Year Ended | |
|---|---|---|
| | December 31, 2005 | December 31, 2004 |
| | (In thousands except per share data) | |
| Net income as reported | $ 2,610 | $ 219 |
| Add back: | | |
| Stock-based employee compensation expense reported in net income | 598 | 283 |
| Less: Stock-based employee compensation expense determined under fair-value method for all awards | (808) | (394) |
| Pro forma net income | $ 2,400 | $ 108 |
| Pro forma net income attributable to common stockholders | $ 1,428 | $ 58 |
| Net income per share, as reported | | |
| Basic | $ 0.13 | $ 0.01 |
| Diluted | $ 0.11 | $ 0.01 |
| Pro forma net income per share | | |
| Basic | $ 0.12 | $ 0.01 |
| Diluted | $ 0.10 | $ 0.00 |
| Number of shares used in per share calculations | | |
| Basic | 12,007 | 9,660 |
| Diluted | 14,331 | 19,183 |

The fair value of each option grant for the fiscal years 2005 and 2004 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

| | Fiscal Year Ended | |
|---|---|---|
| | December 31, 2005 | December 31, 2004 |
| Risk-free interest rate | 4.1% | 3.4% |
| Expected dividend yield | — | — |
| Expected life | 5 years | 5 years |
| Expected volatility | 65% | 0% |

The weighted average fair value of options granted during 2005 prior to and subsequent to the initial public offering date of November 9, 2005 was calculated using 0% and 65% volatility, respectively. Until the Company went public the use of the minimum value methodology was acceptable under SFAS No. 123.

Based upon the above assumptions, the weighted average fair value of each stock option granted for fiscal years 2005 and 2004 was $4.402 and $0.416, respectively.

## 6. Revolving Line of Credit

In April 2004, the Company entered into an amendment to the Credit Agreement which further reduced the tangible net worth (deficit) requirement to ($2.0 million), increased the amount of the facility to $6.3 million, decreased the applicable interest rate to the bank's prime rate plus 1.00% and extended the maturity date to March 2006. On May 24, 2005, in connection with the Company obtaining a new line of credit, the Credit Agreement was terminated.

On May 26, 2005, the Company obtained a working capital line of credit with a bank under which the Company can borrow up to $20.0 million, including a $2.0 million sub-limit for equipment financing. Interest accrues at a variable rate based on prime or published LIBOR rates. The line expires on May 26, 2007 at which time all advances will be immediately due and payable. Borrowings are secured by substantially all of the Company's assets other than its intellectual property. The Company is required to maintain quarterly tangible net worth thresholds based on its stockholders' equity under the credit facility that vary by quarter based on anticipated seasonality in the business. These operating and financial covenants may restrict the Company's ability to finance its operations, engage in business activities or expand or pursue its business strategies. At December 30, 2006, the Company was in compliance with all covenants under the credit facility. To the extent the Company is unable to satisfy these covenants in the future, the Company will need to obtain waivers to avoid being in default of the terms of this credit facility. In addition to a covenant default, other events of default under our credit facility include the filing or entry of a tax lien, attachment of funds or material judgment against the Company, or other uninsured loss of its material assets. If a default occurs, the bank may require the Company to repay all amounts then outstanding. As of December 30, 2006, the Company had no amounts outstanding and $20.0 million was available under the working capital line of credit.

## 7. Common Stock

Common stockholders are entitled to one vote for each share held and to receive dividends if and when declared by the Board of Directors and subject to and qualified by the rights of holders of the preferred stock. Upon dissolution or liquidation of the Company, holders of common stock will be entitled to receive all available assets subject to any preferential rights of any then outstanding preferred stock.

## 8. Note Receivable from Stockholder

In May 1999, the Company issued a note receivable to a consultant for the purchase of 200,000 common shares at $0.24 per share. The note accrued interest on June 30 and December 31 at 8% per annum. Interest was payable semiannually in arrears on June 30 and December 31 of each year, and the principal was payable in full on the earlier of May 15, 2005, or immediately prior to an initial public offering. At December 31, 2004 the remaining note receivable balance was $43,000 and was included as a reduction of stockholders' equity. This remaining balance was paid in full in 2005.

## 9. Stock Option Plan

Under the Company's 1994 Stock Option Plan (the "1994 Plan"), as amended, 8,785,465 shares of the Company's common stock were reserved for issuance to directors, officers, employees and consultants of the Company. Options may be designated and granted as either "Incentive Stock Options" or "Nonstatutory" Stock Options. Eligibility for Incentive Stock Options ("ISOs") is limited to those individuals whose employment status would qualify them for the tax treatment associated with ISOs in accordance with the Internal Revenue Code. The 1994 Plan expired November 16, 2004.

In October 2001, the Company adopted the 2001 Special Stock Option Plan (the "2001 Plan"). Under the 2001 Plan, the Board authorized the issuance of options to purchase 642,310 shares of previously authorized common stock under modified vesting requirements. The 2001 Plan is administered by a Committee of the Board of

The Company had previously adopted the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* through disclosure only. The following table illustrates the effects on net income and earnings per share for the fiscal years ended December 31, 2005 and 2004 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to share-based employee awards.

| | Fiscal Year Ended | |
|---|---|---|
| | December 31, 2005 | December 31, 2004 |
| | (In thousands except per share data) | |
| Net income as reported | $ 2,610 | $ 219 |
| Add back: | | |
| Stock-based employee compensation expense reported in net income | 598 | 283 |
| Less: Stock-based employee compensation expense determined under fair-value method for all awards | (808) | (394) |
| Pro forma net income | $ 2,400 | $ 108 |
| Pro forma net income attributable to common stockholders | $ 1,428 | $ 58 |
| Net income per share, as reported | | |
| Basic | $ 0.13 | $ 0.01 |
| Diluted | $ 0.11 | $ 0.01 |
| Pro forma net income per share | | |
| Basic | $ 0.12 | $ 0.01 |
| Diluted | $ 0.10 | $ 0.00 |
| Number of shares used in per share calculations | | |
| Basic | 12,007 | 9,660 |
| Diluted | 14,331 | 19,183 |

The fair value of each option grant for the fiscal years 2005 and 2004 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

| | Fiscal Year Ended | |
|---|---|---|
| | December 31, 2005 | December 31, 2004 |
| Risk-free interest rate | 4.1% | 3.4% |
| Expected dividend yield | — | — |
| Expected life | 5 years | 5 years |
| Expected volatility | 65% | 0% |

The weighted average fair value of options granted during 2005 prior to and subsequent to the initial public offering date of November 9, 2005 was calculated using 0% and 65% volatility, respectively. Until the Company went public the use of the minimum value methodology was acceptable under SFAS No. 123.

Based upon the above assumptions, the weighted average fair value of each stock option granted for fiscal years 2005 and 2004 was $4.402 and $0.416, respectively.

The table below summarizes stock option plan activity:

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value(1) |
|---|---|---|---|---|
| Outstanding at December 31, 2004 | 2,605,000 | $ 1.770 | | |
| Granted | 1,172,475 | 10.811 | | |
| Exercised | (442,204) | 1.430 | | |
| Canceled | (63,787) | 4.540 | | |
| Outstanding at December 31, 2005 | 3,271,484 | $ 1.278 | | |
| Granted | 700,245 | 21.829 | | |
| Exercised | (384,827) | 2.726 | | |
| Canceled | (87,192) | 16.189 | | |
| Outstanding at December 30, 2006 | 3,499,710 | $ 8.340 | 6.61 years | $37.9 million |
| Exercisable as of December 30, 2006 | 1,209,115 | $ 2.988 | 4.88 years | $18.5 million |
| Weighted average fair value of options granted during the fiscal year ended December 30, 2006 | | $12.771 | | |
| Options available for future grant at December 30, 2006 | 690,629 | | | |

(1) The aggregate intrinsic value on the table was calculated based upon the positive difference between the closing market value of the Company's stock on December 30, 2006 of $18.06 and the exercise price of the underlying option.

During fiscal years 2006 and 2005, the total intrinsic value of stock options exercised was $7.0 million and $5.7 million, respectively. No amounts relating to stock-based compensation have been capitalized.

The table below summarizes activity relating to restricted stock awards:

| | Number of Shares Underlying Restricted Stock | Weighted Average Grant Date Fair Value |
|---|---|---|
| Outstanding at December 31, 2004 | 297,724 | $1.804 |
| Granted | — | — |
| Vested | (124,363) | $1.614 |
| Forfeited | — | — |
| Outstanding at December 31, 2005 | 173,361 | $1.941 |
| Granted | — | — |
| Vested | (124,362) | $1.614 |
| Forfeited | — | — |
| Outstanding at December 30, 2006 | 48,999 | $2.770 |

As of December 30, 2006, the unamortized fair value of all restricted stock awards was $85,000. The Company expects to recognize associated stock-based compensation expense of $68,000 in 2007 and $17,000 in 2008.

The following table summarizes information about stock options outstanding at December 30, 2006:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $0.0002 - $ 0.240 | 383,930 | 0.63 years | $ 0.023 | 383,930 | $ 0.023 |
| 0.550 - 1.870 | 266,685 | 5.07 | 1.156 | 207,858 | 1.327 |
| 2.330 - 2.330 | 599,484 | 6.96 | 2.330 | 278,791 | 2.330 |
| 2.780 - 2.780 | 490,396 | 7.57 | 2.780 | 151,125 | 2.780 |
| 4.600 - 4.600 | 145,655 | 8.05 | 4.600 | 29,930 | 4.600 |
| 4.960 - 4.960 | 403,550 | 8.16 | 4.960 | 65,700 | 4.960 |
| 5.660 - 16.460 | 492,665 | 7.64 | 13.453 | 29,485 | 12.228 |
| 17.400 - 22.200 | 352,850 | 7.52 | 20.572 | 21,796 | 18.733 |
| 24.000 - 33.940 | 352,995 | 7.58 | 25.925 | 40,500 | 25.348 |
| 34.980 - 34.980 | 11,500 | 9.07 | 34.980 | — | — |
| $0.0002 - $34.980 | 3,499,710 | 6.61 | $ 8.340 | 1,209,115 | $ 2.988 |

### *Advertising Expense*

The Company expenses advertising costs as they are incurred. During the years ended December 30, 2006, December 31, 2005 and 2004, advertising expense totaled $14.3 million, $10.5 million and $7.8 million, respectively.

### *Income Taxes*

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company monitors the realization of its deferred tax assets based on changes in circumstances, for example recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. The Company's income tax provisions and its assessment of the realizability of its deferred tax assets involve significant judgments and estimates. If the Company continued to generate taxable income through profitable operations in future years it may be required to recognize these deferred tax assets through the reduction of the valuation allowance which would result in a material benefit to its results of operations in the period in which the benefit is determined, excluding the recognition of the portion of the valuation allowance which relates to stock compensation.

### *Comprehensive Income (Loss)*

SFAS No. 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income (loss) and its components in financial statements. The Company's comprehensive income (loss) is equal to the Company's net income (loss) for all periods presented.

***Recent Accounting Pronouncements***

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently assessing SFAS No. 157 and has not yet determined the impact, if any, that its adoption will have on its result of operations or financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of SAB 108 did not have any impact on the Company's results of operations or financial condition.

In June 2006, FASB issued FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The Company is continuing to evaluate the impact that the adoption of FIN 48 will have on its results of operations or financial condition. The Company does not expect the adoption to have a material impact on its results of operations or financial condition.

In May 2005, FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, which replaces APB No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28*. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 effective January 1, 2006 and the adoption did not have an effect on its consolidated results of operations and financial condition.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs*, an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4, *Inventory Pricing*. SFAS No. 151 amends previous guidance regarding treatment of abnormal amounts of idle facility expense, freight, handling costs, and spoilage. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the cost of the production be based on normal capacity of the production facilities. The Company adopted SFAS No. 151 effective January 1, 2006 and the adoption did not have an effect on its consolidated results of operations and financial condition.

From time to time, new accounting pronouncements are issued by FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

### 3. Inventory

Inventory consists of the following at:

| | December 30, 2006 | December 31, 2005 |
|---|---|---|
| | (In thousands) | |
| Raw materials | $ 1,248 | $ 990 |
| Work in process | 311 | 15 |
| Finished goods | 19,331 | 14,898 |
| | $20,890 | $15,903 |

### 4. Property and Equipment

Property and equipment consists of the following at:

| | December 30, 2006 | December 31, 2005 |
|---|---|---|
| | (In thousands) | |
| Computer and equipment | $ 6,392 | $ 5,333 |
| Furniture | 536 | 442 |
| Machinery | 1,257 | 892 |
| Tooling | 4,445 | 3,485 |
| Leasehold improvements | 1,331 | 777 |
| Software purchased for internal use | 3,563 | 1,326 |
| Leased equipment | — | 145 |
| | 17,524 | 12,400 |
| Less: accumulated depreciation and amortization | 6,823 | 5,434 |
| | $10,701 | $ 6,966 |

Depreciation and amortization expense for the years ended December 30, 2006, December 31, 2005 and 2004 was $3.7 million, $2.1 million, and $1.3 million, respectively. Accumulated amortization on leased equipment was $0.1 million at December 31, 2005.

### 5. Accrued Expenses

Accrued expenses consist of the following at:

| | December 30, 2006 | December 31, 2005 |
|---|---|---|
| | (In thousands) | |
| Accrued warranty | $2,462 | $2,031 |
| Accrued direct fulfillment costs | 2,123 | — |
| Accrued rent | 284 | 323 |
| Accrued sales commissions | 502 | 468 |
| Accrued accounting fees | 332 | 255 |
| Accrued income taxes | 168 | 174 |
| Accrued other | 1,149 | 233 |
| | $7,020 | $3,484 |

### 6. Revolving Line of Credit

In April 2004, the Company entered into an amendment to the Credit Agreement which further reduced the tangible net worth (deficit) requirement to ($2.0 million), increased the amount of the facility to $6.3 million, decreased the applicable interest rate to the bank's prime rate plus 1.00% and extended the maturity date to March 2006. On May 24, 2005, in connection with the Company obtaining a new line of credit, the Credit Agreement was terminated.

On May 26, 2005, the Company obtained a working capital line of credit with a bank under which the Company can borrow up to $20.0 million, including a $2.0 million sub-limit for equipment financing. Interest accrues at a variable rate based on prime or published LIBOR rates. The line expires on May 26, 2007 at which time all advances will be immediately due and payable. Borrowings are secured by substantially all of the Company's assets other than its intellectual property. The Company is required to maintain quarterly tangible net worth thresholds based on its stockholders' equity under the credit facility that vary by quarter based on anticipated seasonality in the business. These operating and financial covenants may restrict the Company's ability to finance its operations, engage in business activities or expand or pursue its business strategies. At December 30, 2006, the Company was in compliance with all covenants under the credit facility. To the extent the Company is unable to satisfy these covenants in the future, the Company will need to obtain waivers to avoid being in default of the terms of this credit facility. In addition to a covenant default, other events of default under our credit facility include the filing or entry of a tax lien, attachment of funds or material judgment against the Company, or other uninsured loss of its material assets. If a default occurs, the bank may require the Company to repay all amounts then outstanding. As of December 30, 2006, the Company had no amounts outstanding and $20.0 million was available under the working capital line of credit.

### 7. Common Stock

Common stockholders are entitled to one vote for each share held and to receive dividends if and when declared by the Board of Directors and subject to and qualified by the rights of holders of the preferred stock. Upon dissolution or liquidation of the Company, holders of common stock will be entitled to receive all available assets subject to any preferential rights of any then outstanding preferred stock.

### 8. Note Receivable from Stockholder

In May 1999, the Company issued a note receivable to a consultant for the purchase of 200,000 common shares at $0.24 per share. The note accrued interest on June 30 and December 31 at 8% per annum. Interest was payable semiannually in arrears on June 30 and December 31 of each year, and the principal was payable in full on the earlier of May 15, 2005, or immediately prior to an initial public offering. At December 31, 2004 the remaining note receivable balance was $43,000 and was included as a reduction of stockholders' equity. This remaining balance was paid in full in 2005.

### 9. Stock Option Plan

Under the Company's 1994 Stock Option Plan (the "1994 Plan"), as amended, 8,785,465 shares of the Company's common stock were reserved for issuance to directors, officers, employees and consultants of the Company. Options may be designated and granted as either "Incentive Stock Options" or "Nonstatutory" Stock Options. Eligibility for Incentive Stock Options ("ISOs") is limited to those individuals whose employment status would qualify them for the tax treatment associated with ISOs in accordance with the Internal Revenue Code. The 1994 Plan expired November 16, 2004.

In October 2001, the Company adopted the 2001 Special Stock Option Plan (the "2001 Plan"). Under the 2001 Plan, the Board authorized the issuance of options to purchase 642,310 shares of previously authorized common stock under modified vesting requirements. The 2001 Plan is administered by a Committee of the Board of

Directors. Options granted to employees under the 2001 Plan may be designated as ISOs or Nonstatutory Stock Options. In 2004 and 2003, there were 571,405 and 40,000 options granted, respectively, under the 2001 Plan.

During 2004, the Company issued 25,899 and 371,685 restricted shares of common stock under the 1994 Plan and 2001 Plan, respectively, all of which were outstanding at December 31, 2004. Deferred compensation of $0.7 million was recorded in association with the issuance of these restricted shares, of which $0.1 million, $0.2 million and $0.3 million was expensed in fiscal years, 2006, 2005 and 2004, respectively. The remaining balance of $0.1 million will be expensed in 2007 through 2008. Upon termination of the stockholder's business relationship with the Company, per the terms of the restricted stock agreements, the Company 1) shall purchase all unvested shares from the stockholder at the price paid for them and 2) may purchase all but not less than all of the stockholder's vested shares at the greater of i) the price paid for them and ii) the product of the Fair Market Value (as defined in the 2001 Plan) at the time of repurchase and the number of vested shares to be repurchased.

Immediately upon expiration of the 1994 Plan, the Company adopted the 2004 Stock Option and Incentive Plan (the "2004 Plan"). Under the 2004 Plan, 1,189,423 shares of the Company's common stock were reserved for issuance to directors, officers, employees and consultants of the Company. In addition, stock options returned to the 1994 Plan, in accordance therewith, after November 16, 2004, as a result of the expiration, cancellation or termination, are automatically made available for issuance under the 2004 Plan. The aggregate number of shares that may be issued pursuant to the 2004 Plan shall not exceed 3,695,223 shares. Options may be designated and granted as either "Incentive Stock Options" or "Nonstatutory" Stock Options. Eligibility for ISOs is limited to those individuals whose employment status would qualify them for the tax treatment associated with ISOs in accordance with the Internal Revenue Code.

Effective October 10, 2005, the Company terminated the 2004 Plan and adopted the 2005 Stock Option and Incentive Plan (the "2005 Plan"). Under the 2005 Plan, 1,583,682 shares were reserved for issuance in the form of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards and restricted stock awards. Additionally, the 2005 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2007, by 4.5% of the outstanding number of shares of common stock on the immediately preceding December 31. Stock options returned to the 1994 Plan, 2001 Plan, 2004 Plan and 2005 Plan, as a result of their expiration, cancellation or termination, are automatically made available for issuance under the 2005 Plan. Eligibility for incentive stock options is limited to those individuals whose employment status would qualify them for the tax treatment associated with incentive stock options in accordance with the Internal Revenue Code. As of December 30, 2006, there were 690,629 shares available for future grant under the 2005 Plan.

Options granted under the 1994 Stock Option Plan, the 2001 Plan, the 2004 Plan and the 2005 Plan (the "Plans") are subject to terms and conditions as determined by the Compensation Committee of the Board of Directors, including vesting periods. Options granted under the Plans are exercisable in full at any time subsequent to vesting, generally vest over periods from 0 to 5 years, and expire upon the earlier of 10 years from the date of grant or 60 or 90 days from employee termination. The exercise price for each ISO grant is determined by the Board of Directors of the Company to be equal to the fair value of the common stock on the date of grant. In reaching this determination at the time of each such grant, the Board considers a broad range of factors, including the illiquid nature of an investment in the Company's common stock, the Company's historical financial performance, the Company's future prospects and the value of preferred stock based on recent financing activities. Subsequent to the Company's initial public offering, the exercise price of stock options granted is equal to the closing price on the NASDAQ Global Market on the date of grant. The exercise price of nonstatutory options may be set at a price other than the fair market value of the common stock.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), in accounting for stock options used subsequent to this date. Prior to January 1, 2006, the Company utilized the provisions of APB No. 25 and related interpretations in accounting for options granted.

## 10. Warrants

Under the terms of the January 30, 2003 Credit Agreement with a bank (Note 6), the Company issued warrants to the bank to purchase 18,000 shares of common stock at an approximate exercise price of $3.74 per share. The warrants were subject to certain adjustments and could be exercised at any time until January 29, 2010. The estimated fair value of the warrants of $22,312 was determined using the Black-Scholes option-pricing model. For this purpose, the Company assumed a risk-free rate of return of 3.12%; an expected life of 2 years; 100% volatility and no dividends. The Company recorded the estimated fair value of the warrants as additional paid-in-capital and other assets and amortized the fair value to interest expense over the eleven months outstanding under the Credit Agreement in 2003.

On November 14, 2005 the bank exercised its warrants and consistent with the conversion rights contained in the warrant agreement, the Company issued 16,155 shares of common stock.

## 11. Income Taxes

The components of income tax expense were as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (In thousands) | | |
| Current | | | |
| Federal | $169 | $129 | $ 90 |
| State | 135 | 47 | 54 |
| | $304 | $176 | $144 |

The components of net deferred tax assets are as follows at December 30, 2006 and December 31, 2005

| | 2006 | 2005 |
|---|---|---|
| | (In thousands) | |
| Deferred tax asset | | |
| Net operating loss carryforwards | $ 287 | $ 4,264 |
| Tax credits | 3,212 | 1,336 |
| Reserves and accruals | 7,314 | 6,095 |
| Total deferred tax asset | 10,813 | 11,695 |
| Valuation allowance | (10,813) | (11,695) |
| Net deferred tax asset | $ — | $ — |

The Company has provided a full valuation allowance for the deferred tax assets since it is more likely than not that these future benefits will not be realized. If the Company achieves future profitability, a significant portion of these deferred tax assets could be available to offset future income taxes.

At December 30, 2006, the Company had available net operating loss carryforwards for federal and state purposes of $8.0 million and $9.1 million, respectively. Approximately $7.5 million of the federal and state net operating loss carryforwards relate to deductions from stock option compensation for which the associated tax benefit will be credited to additional paid in capital when realized. The federal net operating loss carryforwards expire at various dates from 2022 through 2025. The state net operating loss carryforwards will begin to expire in 2007. The Company also had available research and development credit carryforwards to offset future federal and state taxes of $1.9 million and $1.4 million, respectively, which expire at various dates from 2012 through 2026. Under the Internal Revenue Code, certain substantial changes in the Company's ownership could result in an annual limitation of the amount of net operating loss and tax credit carryforwards which can be utilized in future years.

The reconciliation of the expected tax (benefit) expense (computed by applying the federal statutory rate to income before income taxes) to actual tax expense was as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | (In thousands) | | |
| Expected federal income tax | $1,315 | $ 947 | $ 124 |
| Permanent items | 38 | 26 | 45 |
| State taxes | (236) | 133 | (302) |
| Credits | (742) | (166) | (166) |
| Non deductible stock compensation | 234 | — | — |
| Other | 6 | 36 | 57 |
| Increase (decrease) in valuation allowance | (311) | (800) | 386 |
| | $ 304 | $ 176 | $ 144 |

## 12. Commitments and Contingencies

### *Legal*

The Company received a letter from the United Kingdom's Ministry of Defence (the "Customer") dated February 9, 2004, attempting to terminate a contract for the design, development, production and support of a number of man-portable remote control vehicles for use in explosive ordnance disposal operations. The Company entered into the contract with the Customer on May 23, 2001, and substantially completed the product design and development phase of the work. The Company received payments based upon achieving a number of contract milestones and has recognized revenue based on progress under the percentage-of-completion method of accounting. In addition to the milestone payments, the Customer advanced the Company funds to purchase long-lead inventory components in advance of the production contemplated in the contract. On July 27, 2006, the Company signed an agreement with the United Kingdom's Ministry of Defence (MoD) Defence Procurement Agency (DPA) to supply 30 iRobot PackBot EOD robots, spare parts and support in exchange for the payments received by the Company under the contract. At December 30, 2006, all obligations, with the exception of normal warranty and support, resulting from the signing of this agreement had been satisfied.

### *Lease Obligations*

The Company leases its facilities. Rental expense under operating leases for 2006, 2005 and 2004 amounted to $2.1 million, $1.3 million, and $0.9 million, respectively. Future minimum rental payments under operating leases were as follows as of December 30, 2006:

| | Operating Leases |
|---|---|
| 2007 | $1,909 |
| 2008 | 1,587 |
| 2009 | 139 |
| 2010 | 75 |
| 2011 | — |
| Thereafter | — |
| Total minimum lease payments | $3,710 |

*Guarantees and Indemnification Obligations*

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party, generally the Company's customers, in connection with any patent, copyright, trade secret or other proprietary right infringement claim by any third party with respect to the Company's software. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 30, 2006 and December 31, 2005, respectively.

*Warranty*

The Company provides warranties on most products and has established a reserve for warranty based on identified warranty costs. The reserve is included as part of accrued expenses (Note 5) in the accompanying balance sheets.

Activity related to the warranty accrual was as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | December 31, 2004 |
| | | (In thousands) | |
| Balance at beginning of period | $ 2,031 | $ 1,398 | $ 1,522 |
| Provision | 5,971 | 4,133 | 1,278 |
| Warranty usage(*) | (5,540) | (3,500) | (1,402) |
| Balance at end of period | $ 2,462 | $ 2,031 | $ 1,398 |

(*) Warranty usage includes the pro rata expiration of product warranties unutilized.

## 13. Employee Benefits

The Company sponsors a retirement plan under Section 401(k) of the Internal Revenue Code (the "Retirement Plan"). All Company employees, with the exception of temporary and contract employees are eligible to participate in the Retirement Plan after satisfying age and length of service requirements prescribed by the plan. Under the Retirement Plan, employees may make tax-deferred contributions, and the Company, at its sole discretion, and subject to the limits prescribed by the IRS, may make either a nonelective contribution on behalf of all eligible employees or a matching contribution on behalf of all plan participants.

The Company elected to make a matching contribution of approximately $0.7 million, $0.5 million and $0.3 million for the plan years ended December 30, 2006, December 31, 2005 and 2004 ("Plan-Year 2006," "Plan-Year 2005" and "Plan-Year 2004"), respectively. The employer contribution represents a matching contribution at a rate of 50% of each employee's first six percent contribution. Accordingly, each employee participating during Plan-Year 2006, Plan-Year 2005 and Plan-Year 2004 is entitled up to a maximum of three percent of his or her eligible annual payroll. The employer matching contribution for Plan-Year 2006 is included in accrued compensation.

## 14. Industry Segment, Geographic Information and Significant Customers

The Company operates in two reportable segments, the consumer business and government and industrial business. The nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately.

### *Home Robots*

The Company's consumer business offers products through a network of retail businesses throughout the U.S. and to certain countries through international distributors. The Company's consumer segment includes mobile robots used in the maintenance of domestic households sold primarily to retail outlets.

### *Government and Industrial*

The Company's government and industrial division offers products through a small U.S. government-focused sales force, while products are sold to a limited number of countries other than the United States through international distribution. The Company's government and industrial products are robots used by various U.S. and foreign governments, primarily for reconnaissance and bomb disposal missions.

The table below presents segment information about revenue, cost of revenue, gross profit and income (loss) before income taxes:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | December 30, 2006 | December 31, 2005 | December, 31 2004 |
| | | (In thousands) | |
| **Revenue:** | | | |
| Home Robots | $112,430 | $ 93,955 | $71,333 |
| Government & Industrial | 76,525 | 47,945 | 23,231 |
| Other | — | 68 | 479 |
| Total revenue | 188,955 | 141,968 | 95,043 |
| **Cost of revenue:** | | | |
| Home Robots | 68,066 | 58,025 | 48,282 |
| Government & Industrial | 51,189 | 36,279 | 19,308 |
| Other | (35) | 85 | 102 |
| Total cost of revenue | 119,220 | 94,389 | 67,692 |
| **Gross profit (loss):** | | | |
| Home Robots | 44,364 | 35,930 | 23,051 |
| Government & Industrial | 25,336 | 11,666 | 3,923 |
| Other | 35 | (17) | 377 |
| Total gross profit | 69,735 | 47,579 | 27,351 |
| **Research and development** | | | |
| Other | 17,025 | 11,601 | 5,504 |
| **Selling and marketing** | | | |
| Other | 33,969 | 21,796 | 14,106 |
| **General and administrative** | | | |
| Other | 18,703 | 12,072 | 7,298 |
| **Other income (expense), net** | | | |
| Other | 3,831 | 676 | (80) |
| **Income (loss) before income taxes** | | | |
| Other | $ 3,869 | $ 2,786 | $ 363 |

*Geographic Information*

For the fiscal years ended December 30, 2006 and December 31, 2005, sales to non-U.S. customers accounted for 11.0% and 9.9% of total revenue, respectively. For the year ended December 30, 2006, no one country accounted for more than 10% of total revenue.

*Significant Customers*

For the fiscal years ended December 30, 2006 and December 31, 2005, U.S. federal government orders, contracts and subcontracts accounted for 34.4% and 28.3% of total revenue, respectively.

## 15. Quarterly Information (Unaudited)

| | Fiscal Quarter Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | March 31, 2005 | July 2, 2005 | October 1, 2005 | December 31, 2005 | April 1, 2006 | July 1, 2006 | September 30, 2006 | December 30, 2006 |
| | (In thousands, except per share amounts) | | | | | | | |
| Revenue | $17,132 | $25,886 | $52,458 | $46,492 | $38,209 | $34,561 | $55,047 | $61,138 |
| Gross profit | 4,167 | 6,311 | 20,707 | 16,394 | 12,193 | 11,777 | 22,983 | 22,782 |
| Net income (loss) | (4,101) | (3,056) | 9,752 | 15 | (2,917) | (1,777) | 10,042 | (1,783) |
| Diluted earnings (loss) per share | $ (0.42) | $ (0.30) | $ 0.40 | $ 0.00 | $ (0.12) | $ (0.08) | $ 0.39 | $ (0.08) |

## 16. Subsequent Event

On February 22, 2007, the Company and Boston Properties Limited Partnership entered into a Lease Agreement for the Company's new corporate headquarters. The lease is for 157,776 square feet space located at 4-18 Crosby Drive, Bedford, Massachusetts and shall commence, subject to certain conditions, on May 1, 2008. The term of the lease is 144 months with a base rent of $2.0 million per year, which shall increase to $2.1 million per year beginning in the third year of Lease Agreement. Pursuant to the Lease Agreement, the Company has rights to renew the Lease Agreement. Under the terms of the Lease Agreement, the Company is required to provide a security deposit of $2.0 million, subject to reduction commencing March 1, 2010 upon the occurrence of certain conditions, and will be required to pay its pro rata share of any building operating expenses and real estate taxes.

## ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters during our two most recent fiscal years.

## ITEM 9A. *CONTROLS AND PROCEDURES*

**Evaluation of disclosure controls and procedures.**

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), of the effectiveness, as of the end of the period covered by this report, of the design and operation of our "disclosure controls and procedures" as defined in Rule 13a-15(e) promulgated by the SEC under the Exchange Act. Based upon that evaluation, our CEO and our CFO concluded that our disclosure controls and procedures, as of the end of such period, were adequate and effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control Over Financial Reporting**

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of December 30, 2006, based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 30, 2006 based on the specified criteria.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 30, 2006 has been audited by PricewaterhouseCoopers LLC, an independent registered public accounting firm, as stated in their report which is included herein.

### Changes in Internal Control Over Financial Reporting

During the quarter ended December 30, 2006, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting except as described above.

### ITEM 9B. *OTHER INFORMATION*

Our policy governing transactions in our securities by directors, officers, and employees permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. We have been advised that certain officers (including Colin Angle, Chief Executive Officer; Helen Greiner, Chairman; Dr. Rodney Brooks, Chief Technology Officer; Geoffrey Clear, Senior Vice President, Chief Financial Officer & Treasurer; and Glen Weinstein, Senior Vice President, General Counsel & Secretary) of the Company have entered into a trading plan (each a "Plan" and collectively, the "Plans") covering periods after the date of this Annual Report on Form 10-K in accordance with Rule 10b5-1 and our policy governing transactions in our securities. Generally, under these trading plans, the individual relinquishes control over the transactions once the trading plan is put into place. Accordingly, sales under these plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving our company.

We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports on Form 10-Q and 10-K filed with the Securities and Exchange Commission. However, we undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

## PART III

### ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 30, 2006.

### ITEM 11. *EXECUTIVE COMPENSATION*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 30, 2006.

### ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 30, 2006.

### ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 30, 2006.

## ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 30, 2006.

# PART IV

## ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following are filed as part of this Annual Report on Form 10-K:

### 1. Financial Statements

The following consolidated financial statements are included in Item 8:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 30, 2006 and December 31, 2005

Consolidated Statements of Operations for the Years ended December 30, 2006, December 31, 2005 and 2004

Consolidated Statements of Stockholders' Equity (Deficit) for the Years ended December 30, 2006, December 31, 2005 and 2004

Consolidated Statements of Cash Flows for the Years ended December 30, 2006, December 31, 2005 and 2004

Notes to Consolidated Financial Statements

### 2. Financial Statement Schedules

All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the Notes thereto.

### 3. Exhibits — See item 15(b) of this report below

### (b) Exhibits

The following exhibits are filed as part of and incorporated by reference into this Annual Report:

| Exhibit Number | Description |
|---|---|
| 3.1(1) | Form of Second Amended and Restated Certificate of Incorporation of the Registrant dated November 15, 2005 |
| 3.2(1) | Amended and Restated By-laws of the Registrant |
| 4.1(1) | Specimen Stock Certificate for shares of the Registrant's Common Stock |
| 4.2(1) | Shareholder Rights Agreement between the Registrant and Computershare Trust Company, Inc., as the Rights Agent dated November 15, 2005 |
| 10.1(1) | Fifth Amended and Restated Registration Rights Agreement by and among the Registrant, the Investors and the Stockholders named therein, dated as of November 10, 2004 |
| 10.2†(1) | Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers |
| 10.3† | Registrant's 2006 Incentive Compensation Plan (filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein) |
| 10.4†* | Registrant's Senior Executive Incentive Compensation Plan |
| 10.5†(1) | Amended and Restated 1994 Stock Plan and forms of agreements thereunder |

| Exhibit Number | Description |
|---|---|
| 10.6† | Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein) |
| 10.7†(1) | Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder |
| 10.8(1) | Lease Agreement between the Registrant and Burlington Crossing Office LLC for premises located at 63 South Avenue, Burlington, Massachusetts, dated as of October 29, 2002, as amended |
| 10.9 | Sublease between the Registrant and Lahey Clinic Hospital, Inc. for premises located at 63 South Avenue, Burlington, Massachusetts, dated as of September 20, 2005 (filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein) |
| 10.10(1) | Loan and Security Agreement between the Registrant and Fleet National Bank, dated as of May 26, 2005 |
| 10.11† | Form of Executive Agreement between the Registrant and certain executive officers of the Registrant, dated as of March 16, 2006 (filed as Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein) |
| 10.12†(1) | Employment Agreement between the Registrant and Helen Greiner, dated as of January 1, 1997 |
| 10.13†(1) | Employment Agreement between the Registrant and Colin Angle, dated as of January 1, 1997 |
| 10.14†(1) | Employment Agreement between the Registrant and Joseph W. Dyer, dated as of February 18, 2004 |
| 10.15†(1) | Independent Contractor Agreement between the Registrant and Rodney Brooks, dated as of December 30, 2002 |
| 10.16(1) | Government Contract DAAE07-03-9-F001 (Small Unmanned Ground Vehicle) |
| 10.17(1) | Government Contract N00174-03-D-0003 (Man Transportable Robotic System) |
| 10.18†(1) | 2005 Stock Option and Incentive Plan and forms of agreements thereunder |
| 10.19#(1) | Manufacturing and Services Agreement between the Registrant and Gem City Engineering Corporation, dated as of July 27, 2004 |
| 10.20†(1) | Non-Employee Directors' Deferred Compensation Program |
| 10.21†* | Separation Agreement between the Registrant and Gregory F. White, dated as of January 23, 2007 |
| 10.22* | Lease Agreement between the Registrant and Boston Properties Limited Partnership for premises located at 4-18 Crosby Drive, Bedford, Massachusetts, dated as of February 22, 2007 |
| 21.1 | Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein) |
| 23.1* | Consent of PricewaterhouseCoopers LLP |
| 24.1 | Power of Attorney (incorporated by reference to the signature page of this report on Form 10-K) |
| 31.1* | Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 |
| 31.2* | Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 |
| 32.1* | Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

† Indicates a management contract or any compensatory plan, contract or arrangement.

# Confidential treatment requested for portions of this document.

(1) Incorporated by reference herein to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-126907)

* Filed herewith

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

iROBOT CORPORATION

By: /s/ Colin M. Angle
Colin M. Angle
Chief Executive Officer and Director

Date: March 2, 2007

## POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Colin M. Angle and Geoffrey P. Clear, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated on March 2, 2007.

| Signature | Title(s) |
|---|---|
| /s/ HELEN GREINER<br>Helen Greiner | Chairman of the Board |
| /s/ COLIN M. ANGLE<br>Colin M. Angle | Chief Executive Officer and Director (Principal Executive Officer) |
| /s/ GEOFFREY P. CLEAR<br>Geoffrey P. Clear | Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer) |
| /s/ GERALD C. KENT, JR.<br>Gerald C. Kent, Jr. | Vice President and Controller (Principal Accounting Officer) |
| /s/ RONALD CHWANG<br>Ronald Chwang | Director |
| /s/ JACQUES S. GANSLER<br>Jacques S. Gansler | Director |
| /s/ RODNEY A. BROOKS<br>Rodney A. Brooks | Director |

| Signature | Title(s) |
| --- | --- |
| /s/ ANDREA GEISSER<br>Andrea Geisser | Director |
| /s/ GEORGE C. MCNAMEE<br>George C. McNamee | Director |
| /s/ PETER MEEKIN<br>Peter Meekin | Director |
| /s/ PAUL J. KERN<br>Paul J. Kern | Director |

## COMPARISON OF 13 MONTH CUMULATIVE TOTAL RETURN*

Among iRobot Corporation, The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index



$140
$120
$100
$80
$60
$40
$20
$0
11/05
11/05
12/05
1/06
2/06
3/06
4/06
5/06
6/06
7/06
8/06
9/06
10/06
11/06
12/06
iRobot Corporation
NASDAQ Composite
NASDAQ Computer & Data Processing


* $100 invested on 11/9/05 in stock or on 10/31/05 in index-including reinvestment of dividends.
Fiscal year ending December 31

Form 10-K

**Grow** the business. **Lead** the industry.

## Corporate Office

iRobot Corporation
63 South Avenue
Burlington, Massachusetts 01803
Phone: 781.345.0200
Fax: 781.345.0201

## Transfer Agent

Computershare Trust Company, Inc.
350 Indiana Street
Suite 800
Golden, Colorado 80401
Phone: 303.262.0600

## Legal Counsel

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
Phone: 617.570.1000

## Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
125 High Street
Boston, Massachusetts 02110
Phone: 617.530.5000

## Common Stock Information

Our common stock is traded on the Nasdaq National Market under the symbol IRBT.

## Investor Information

Elise Caffrey
Director, Investor Relations

A copy of our financial reports, stock quotes, news releases, SEC filings, as well as information on our products is available in the Investor Relations section of www.irobot.com

## Board Members

Helen Greiner
Co-founder and Chairman of the Board

Colin Angle
Co-founder and Chief Executive Officer

Dr. Rodney Brooks
Co-founder and Chief Technology Officer

Dr. Ronald Chwang
Director

Dr. Jacques S. Gansler
Director, Nominating & Corporate Governance Committee Chair

Andrea Geisser
Director, Audit Committee Chair

General Paul J. Kern (U.S. Army, Ret.)
Director

George C. McNamee
Director, Compensation Committee Chair

Peter Meekin
Director

## Executive Team

Colin Angle
Chief Executive Officer

Helen Greiner
Chairman of the Board

Dr. Rodney Brooks
Chief Technology Officer

Vice Admiral Joe Dyer (U.S. Navy, Ret.)
President and General Manager, Government & Industrial Robots

Sandra Lawrence
President and General Manager, Home Robots

Geoff Clear
Senoir Vice President and Chief Financial Officer

Glen Weinstein
Senior Vice President and General Counsel

Alison Dean
Vice President, Financial Controls and Analysis

iRobot®

**iRobot Mission** | Build cool stuff • Deliver great product • Make money • Have fun • **Change the wor**

iRobot


Corporate Headquarters

63 South Avenue
Burlington, MA 01803
USA

Phone: 781.345.0200
Fax: 781.345.0201

www.irobot.com
info@irobot.com


END